SEC Number	PW-55
File Number

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-C
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

December 31, 2012
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

March 5, 2013

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with Management’s Discussion and Analysis and accompanying audited consolidated financial statements as at and for the year ended December 31, 2012.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

  P       W       -       5       5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,152		N/A
As of January 31, 2013
N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION
CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 5, 2013

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only) Province, country or other jurisdiction of Incorporation	Industry Classification Code
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding

Common Stock	216,055,775 (1)
Amount of Debt Outstanding	Php115,792 million as at December 31, 2012

(1)	Represents the total outstanding common shares (net of 2,724,111 Treasury shares).

TABLE OF CONTENTS

Page

PART I - FINANCIAL INFORMATION 1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Overview	3
Performance Indicators	5
Management’s Financial Review	6
Results of Operations	7
Wireless	10
Revenues	10
Expenses	20
Other Income (Expenses)	22
Provision for Income Tax	23
Net Income	23
EBITDA	23
Core Income	23
Fixed Line	23
Revenues	23
Expenses	28
Other Expenses	30
Provision for Income Tax	31
Net Income	31
EBITDA	31
Core Income	31
Business Process Outsourcing	31
Revenues	31
Expenses	33
Other Income	34
Provision for Income Tax	34
Net Income	34
EBITDA	35
Core Income	35
Others	35
Expenses	35 Other Income	35
Net Income	36
EBITDA	36
Core Income	36
Liquidity and Capital Resources	36
Operating Activities	37
Investing Activities	37
Financing Activities	38
Off-Balance Sheet Arrangements	43
Equity Financing	43
Contractual Obligations and Commercial Commitments	44
Quantitative and Qualitative Disclosures about Market Risks	44
Impact of Inflation and Changing Prices	46
PART II – OTHER INFORMATION	46
Related Party Transactions	54
ANNEX – Aging of Accounts Receivable	A-1
Financial Soundness Indicators	A-2
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and related notes (pages F-1 to F-149) are filed as part of this report on Form 17-C.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying audited consolidated financial statements and the related notes. Our audited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board except for some transitional differences. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying audited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying audited consolidated financial statements were made based on the exchange rate of Php41.08 to US$1.00, the volume weighted average exchange rate as at December 31, 2012 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

		Years Ended December 31,
		2012		2011(1)			Increase (Decrease)
	Continuing	Discontinued(2)	Consolidated	Continuing	Discontinued(2)	Consolidated	Continuing	Discontinued	Consolidated

(in millions, except for net debt to equity ratio, EBITDA margin, earnings per common share, operational data and exchange rates)

Consolidated Income Statement
Revenues	163,484	9,142	172,626	148,479	8,124	156,603	15,005	1,018	16,023
Expenses	124,023	8,162	132,185	106,102	7,280	113,382	17,921	882	18,803
Other income (expenses)	3,292	108	3,400	(649)	105	(544)	3,941	3	3,944
Income before income tax	42,753	1,088	43,841	41,728	949	42,677	1,025	139	1,164
Net income for the year	34,741	660	35,401	30,806	831	31,637	3,935	(171)	3,764
Net income attributable to equity holders of PLDT:
Reported net income	34,794	660	35,454	30,866	831	31,697	3,928	(171)	3,757
Core income	36,665	668	37,333	38,282	753	39,035	(1,617)	(85)	(1,702)
EBITDA	75,632	1,626	77,258	78,547	1,412	79,959	(2,915)	214	(2,701)
EBITDA margin(3)	48%	47%	46%	55%	52%	52%
Reported earnings per common share:
Basic	160.80	3.06	163.86	158.90	4.34	163.24	1.90	(1.28)	0.62
Diluted	160.80	3.06	163.86	158.77	4.33	163.10	2.03	(1.27)	0.76
Core earnings per common share(4):
Basic	169.47	3.09	172.56	197.65	3.93	201.58	(28.18)	(0.84)	(29.02)
Diluted	169.47	3.09	172.56	197.48	3.93	201.41	(28.01)	(0.84)	(28.85)

	As at and For The Years Ended December 31,		Increase (Decrease)
	2012	2011(5)	Amount	%
Consolidated Statements of Financial Position(5)
Total assets	410,468	399,822	10,646	3
Property, plant and equipment – net	200,078	200,142	(64)	–
Cash and cash equivalents and short-term investments	37,735	46,615	(8,880)	(19)
Total equity attributable to equity holders of PLDT	149,060	151,833	(2,773)	(2)
Notes payable and long-term debt, including current portion	115,792	117,275	(1,483)	(1)
Net debt(6) to equity ratio	0.52x	0.47x	–	–

Consolidated Statements of Cash Flows
Net cash provided by operating activities	80,370	79,209	1,161	1
Net cash used in investing activities	39,058	29,712	9,346	31
Capital expenditures	36,396	31,207	5,189	17
Net cash used in financing activities	48,628	40,204	8,424	21
Operational Data
Number of cellular subscribers	69,866,458	63,696,629	6,169,829	10
Number of fixed line subscribers	2,063,794	2,166,295	(102,501)	(5)
Number of broadband subscribers:	3,262,884	2,928,369	334,515	11
Fixed Line	903,860	859,960	43,900	5
Wireless	2,359,024	2,068,409	290,615	14
Number of employees:	36,740	34,116	2,624	8
Fixed Line	10,462	11,409	(947)	(8)
Wireless	8,513	8,043	470	6
Business Process Outsourcing	17,765	14,664	3,101	21

		Weighted average rates
Exchange Rates – per US$	Year-end rates	for the year ended December 31
December 31, 2012	41.08	42.24
December 31, 2011	43.92	43.31
December 31, 2010	43.81	45.12

(1) The December 31, 2011 comparative information was adjusted to reflect the discontinued operations of the Business Process Outsourcing, or BPO, segment. See “– Discontinued Operations” discussion in the succeeding page and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements for further discussion.

(2) Represents BPO segment net of intercompany transactions.

(3) EBITDA margin for the year is measured as EBITDA divided by service revenues.

(4) Core earnings per common share, or EPS, for the year is measured as core income divided by the weighted average number of common shares for the year.

(5) The December 31, 2011 comparative information was restated to reflect the adjustment to the provisional amounts used in the purchase price allocation in relation with the acquisition of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying audited consolidated financial statements for further discussion.

(6) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable).

Discontinued Operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment.  Consequently, as at December 31, 2012, the BPO segment was classified as a disposal group held-for-sale and discontinued operations.  The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment is available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had a plan to sell the BPO segment and had entered into preliminary negotiations with a potential buyer.  Should negotiations with the party not lead to a sale, a number of other potential buyers have been identified; and (3) the Board of Directors expect negotiations to be finalized and the sale to be completed by the first quarter of 2013. Thus, we adjusted the comparative consolidated income statement for the year ended December 31, 2011 to present the results of operations of our BPO business as discontinued operations.

On February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, SPi Global to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC.  The sale of the BPO business is expected to be completed by March 2013, after satisfaction of agreed closing conditions.  PLDT will reinvest some of the proceeds from the sale into AOGL and continue to participate in the growth of the business as a partner of CVC with an approximate 20% stake.

Overview

We are the largest and most diversified telecommunications company in the Philippines. Based on the recent reorganization, as discussed below, we have organized our business into business units based on our products and services and have four reportable operating segments which serve as bases for management’s decision to allocate resources and evaluate operating performance:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, Connectivity Unlimited Resource Enterprise, or CURE (the Red Mobile business of CURE was transferred to Smart on July 31, 2012), and Digital Mobile Philippines, Inc., or DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digital Telecommunications Philippines, Inc., or Digitel, our cellular service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Wolfpac Mobile, Inc., or Wolfpac, and Chikka Holdings Limited, or Chikka, and its subsidiaries, or Chikka Group, our wireless content operators; and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global Corporation, or PLDT Global, and Digitel, all of which together account for approximately 13% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, and netGames, Inc.; and bills printing and other value-added services, or VAS, -related services provided by ePDS, Inc., or ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% on August 24, 2011);

•	Business Process Outsourcing, or BPO –– knowledge processing solutions provided by SPi Technologies, Inc., or SPi, and its subsidiaries, or SPi Group; and customer relationship management provided by SPi CRM Inc., or SPi CRM, SPi Global Investments Limited, and Infocom (ePLDT transferred the internet business of Infocom to PLDT on July 1, 2011); and

•	Others –– PCEV, an investment company.

See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests to the accompanying audited consolidated financial statements.

On October 26, 2011, we acquired the Digitel Group with the following primary effects on our operating segments; (i) addition of DMPI to our wireless business: and (ii) the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand.

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the information and communications technology, or ICT, business group, which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi.

On July 5, 2011, our Board of Directors approved to spin-off SPi and SPi CRM from ePLDT and transfer the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global. Subsequently, the Board of Directors decided to include Infocom in the spin-off.  The reorganization was completed on December 6, 2011.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common shares, or about 20% equity interest, in Manila Electric Company, or Meralco, in March 2010. PCEV acquired 50% equity interest in Beacon Electric Asset Holdings, Inc., or Beacon, effective March 31, 2010, with the transfer of 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively.  As a result, PCEV became an investment company and was reclassified from Wireless to Others business segment.

As at December 31, 2012, our chief operating decision maker, or our Management Committee, views our business activities in four business units: Wireless, Fixed Line, BPO and Others. The BPO business unit was classified as disposal group held-for-sale and discontinued operation. See “Financial Highlights and Key Performance Indicators – Discontinued Operations” section in the previous page and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions to the accompanying audited consolidated financial statements for further discussion. The remaining ICT businesses, which do not form part of our BPO, were reclassified into our fixed line segment.

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the year is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income. EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Management’s Financial Review

We use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2012 and 2011 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the years ended December 31, 2012 and 2011:

	2012			2011
	Continuing	Discontinued		Continuing	Discontinued
	Operations	Operations	Consolidated	Operations	Operations	Consolidated
			(in millions)
Consolidated EBITDA	75,632	1,626	77,258	78,547	1,412	79,959
Foreign exchange gains (losses) – net	3,282	(39)	3,243	(735)	(9)	(744)
Equity share in net earnings of associates and joint ventures	1,538	–	1,538	2,035	–	2,035
Interest income	1,354	16	1,370	1,357	15	1,372
Amortization of intangible assets	(921)	(180)	(1,101)	(117)	(147)	(264)
Gains (losses) on derivative financial instruments – net	(2,009)	28	(1,981)	201	(4)	197
Asset impairment	(2,896)	–	(2,896)	(8,514)	(3)	(8,517)
Financing costs – net	(6,876)	(24)	(6,900)	(6,454)	(37)	(6,491)
Depreciation and amortization	(32,354)	(466)	(32,820)	(27,539)	(418)	(27,957)
Other income	6,003	127	6,130	2,947	140	3,087

Consolidated income before income tax	42,753	1,088	43,841	41,728	949	42,677
Provision for income tax	(8,012)	(428)	(8,440)	(10,922)	(118)	(11,040)

Consolidated net income	34,741	660	35,401	30,806	831	31,637

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2012 and 2011:

	2012			2011
	Continuing	Discontinued		Continuing	Discontinued
	Operations	Operations	Consolidated	Operations	Operations	Consolidated
			(in millions)
Consolidated core income	36,665	668	37,333	38,282	753	39,035
Foreign exchange gains (losses) – net	3,282	(39)	3,243	(741)	(9)	(750)
Core income adjustment on equity share in net earnings of associates and joint ventures	(91)	–	(91)	(476)	–	(476)
Gains (losses) on derivative financial instruments – net, excluding hedge cost	(1,689)	28	(1,661)	564	(4)	560
Asset impairment	(2,896)	–	(2,896)	(8,514)	(3)	(8,517)
Others	–	–	–	143	90	233
Net tax effect of aforementioned adjustments	(477)	3	(474)	1,608	4	1,612
Net income attributable to equity holders of PLDT	34,794	660	35,454	30,866	831	31,697
Net loss attributable to noncontrolling interests	(53)	–	(53)	(60)	–	(60)

Consolidated net income	34,741	660	35,401	30,806	831	31,637

See “Financial Highlights and Key Performance Indicators – Discontinued Operations” section and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations to the accompanying audited consolidated financial statements for further discussion on the discontinued operation of our BPO business.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income/segment profit, EBITDA, EBITDA margin and core income for the years ended December 31, 2012 and 2011. In each of the years ended December 31, 2012 and 2011, we generated a majority of our revenues from our operations within the Philippines.

									Inter-segment
	Wireless		Fixed Line		BPO		Others		Transactions		Consolidated
					(in millions)
For the years ended December 31, 2012
Revenues	119,592		62,490		9,899		–		(19,355)		172,626
Expenses	87,961		55,555		8,478		18		(19,827)		132,185
Other income (expenses)	931		(1,553)		136		4,358		(472)		3,400
Income before income tax	32,562		5,382		1,557		4,340		–		43,841
Provision for (benefit from) income tax	8,094		(89)		428		7		–		8,440
Net income/Segment profit	24,468		5,471		1,129		4,333		–		35,401
EBITDA	54,433		20,304		2,067		(18)		472		77,258
EBITDA margin(1)	46%		33%		21%		–		–		46%
Core income	25,685		6,087		1,137		4,424		–		37,333
For the years ended December 31, 2011
Revenues	103,538		60,006		8,588		–		(15,529)		156,603
Expenses	71,049		50,620		7,598		11		(15,896)		113,382
Other income (expenses)	(1,694)		(593)		112		1,998		(367)		(544)
Income before income tax	30,795		8,793		1,102		1,987		–		42,677
Provision for income tax	8,429		2,491		118		2		–		11,040
Net income/Segment profit	22,366		6,302		984		1,985		–		31,637
EBITDA	55,393		22,675		1,558		(11)		344		79,959
EBITDA margin(1)	54%		39%		18%		–		–		52%
Core income	29,903		5,765		906		2,461		–		39,035
Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Revenues	16,054	16	2,484	4	1,311	15	–	–	(3,826)	25	16,023	10
Expenses	16,912	24	4,935	10	880	12	7	64	(3,931)	25	18,803	17
Other income (expenses)	2,625	155	(960)	162	24	21	2,360	118	(105)	29	3,944	725
Income before income tax	1,767	6	(3,411)	(39)	455	41	2,353	118	–	–	1,164	3
Provision for (benefit from) income tax	(335)	(4)	(2,580)	(104)	310	263	5	250	–	–	(2,600)	(24)
Net income/Segment profit (loss)	2,102	9	(831)	(13)	145	15	2,348	118	–	–	3,764	12
EBITDA	(960)	(2)	(2,371)	(10)	509	33	(7)	64	128	37	(2,701)	(3)
Core income	(4,218)	(14)	322	6	231	25	1,963	80	–	–	(1,702)	(4)

(1) EBITDA margin for the year is measured as EBITDA divided by service revenues.

On a Consolidated Basis

We reported consolidated revenues, including revenues from discontinued operations, of Php172,626 million in 2012, an increase of Php16,023 million, or 10%, as compared with Php156,603 million in 2011, primarily due to an increase in our service revenues by Php15,373 million as a result of higher cellular and broadband revenues from our wireless business, higher revenues from data and other network and local exchange services of our fixed line business, as well as higher revenues from our BPO business, partially offset by lower revenues from international and national long distance, and miscellaneous services of our fixed line business, and satellite and other services of our wireless business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2012 and 2011:

					Change
	2012(1)		% 2011(2)	% Amount		%
			(in millions)
Wireless	119,592	69	103,538	66	16,054	16
Fixed line	62,490	36	60,006	38	2,484	4
BPO	9,899	6	8,588	6	1,311	15
Inter-segment transactions	(19,355)	(11)	(15,529)	(10)	(3,826)	25

Consolidated	172,626	100	156,603	100	16,023	10

(1) Includes the Digitel Group’s revenue contribution of Php22,812 million for the full year 2012.

(2) Includes the Digitel Group’s revenue contribution of Php3,845 million for the period from October 26, 2011 to December 31, 2011.

Consolidated expenses, including expenses from discontinued operations, increased by Php18,803 million, or 17%, to Php132,185 million in 2012 from Php113,382 million in 2011, largely as a result of higher expenses related to compensation and employee benefits, depreciation and amortization, cost of sales, repairs and maintenance, rent, selling and promotions, amortization of intangible assets, communication, training and travel, professional and other contracted services, and insurance and security, partly offset by lower asset impairment, interconnection costs, taxes and licenses, and other operating expenses.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2012 and 2011:

					Change
	2012(1)		% 2011(2)	% Amount		%
			(in millions)
Wireless	87,961	67	71,049	63	16,912	24
Fixed line	55,555	42	50,620	44	4,935	10
BPO	8,478	6	7,598	7	880	12
Others	18	–	11	–	7	64
Inter-segment transactions	(19,827)	(15)	(15,896)	(14)	(3,931)	25

Consolidated	132,185	100UM(d5:d8)	113,382	100	18,803	17

(1) Includes the Digitel Group’s expenses of Php24,897 million for the full year 2012.

(2) Includes the Digitel Group’s expenses of Php3,785 million for the period from October 26, 2011 to December 31, 2011.

Consolidated other income, including other income from discontinued operations, amounted to Php3,400 million in 2012, a change of Php3,944 million as against other expenses of Php544 million in 2011, primarily due to the combined effects of the following: (i) higher net foreign exchange gains by Php3,987 million mainly due to the revaluation of net foreign-currency denominated liabilities as a result of the effect of a higher level of appreciation of the Philippine peso to the U.S. dollar and an increase in Digitel Group’s gain on revaluation of dollar-denominated net liabilities in 2012; (ii) an increase in other income by Php3,043 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon, preferred dividends from Beacon, gain on the first and second tranches of disposal of Philweb shares, an increase in the Digitel Group’s other income, higher net gain on fixed assets disposal and the reversal of prior year’s provisions, partially offset by lower pension benefit income recognized by PLDT; (iii) lower interest income by Php2 million due to a lower average interest rate and lower average level of peso investments, effect of appreciation of the Philippine peso relative to the U.S. dollar and shorter average tenor of placements, partly offset by the higher average level of dollar investments; (iv) an increase in net financing costs by Php409 million mainly due to higher interest on loans and other related items on account of higher outstanding long-term debts, partially offset by our wireless business’ higher capitalized interest in 2012; (v) net decrease in equity share in net earnings of associates and joint ventures by Php497 million; and (vi) net losses on derivative financial instruments of Php1,981 million in 2012 as against net gains on derivative financial instruments of Php197 million in 2011 mainly due to the effect of narrower U.S. dollar and Philippine peso interest rate differentials and higher level of appreciation of the Philippine peso relative to the U.S. dollar in 2012 on principal-only swap transactions of PLDT and the increase in mark-to-market loss on interest rate swap contracts of DMPI in 2012, partially offset by lower hedge costs of PLDT.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the years ended December 31, 2012 and 2011:

					Change
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Wireless	931	27	(1,694)	311	2,625	155
Fixed line	(1,553)	(45)	(593)	109	(960)	162
BPO	136	4	112	(20)	24	21
Others	4,358	128	1,998	(367)	2,360	118
Inter-segment transactions	(472)	(14)	(367)	67	(105)	29

Consolidated	3,400	100	(544)	100	3,944	725

(1) Includes the Digitel Group’s other income of Php1,007 million for the full year 2012.

(2) Includes the Digitel Group’s other expenses of Php942 million for the period from October 26, 2011 to December 31, 2011.

Consolidated net income, including net income from discontinued operations, increased by Php3,764 million, or 12%, to Php35,401 million in 2012, from Php31,637 million in 2011. The increase was mainly due to the combined effects of the following: (i) an increase in consolidated revenues by Php16,023 million; (ii) an increase in consolidated other income – net by Php3,944 million; (iii) a decrease in consolidated provision for income tax by Php2,600 million, which was mainly due to lower taxable income from our fixed line business, partially offset by higher taxable income of our wireless, BPO and other businesses; and (iv) an increase in consolidated expenses by Php18,803 million. Our consolidated basic and diluted EPS, including EPS from discontinued operations, increased to Php163.86 in 2012 from consolidated basic and diluted EPS of Php163.24 and Php163.10, respectively, in 2011. Our weighted average number of outstanding common shares was approximately 216.1 million and 191.4 million in the years ended December 31, 2012 and 2011, respectively.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2012 and 2011:

					Change
	2012(1)	% 2011(2)		% Amount		%
		(in millions)
Wireless	24,468	69	22,366	71	2,102	9
Fixed line	5,471	16	6,302	20	(831)	(13)
BPO	1,129	3	984	3	145	15
Others	4,333	12	1,985	6	2,348	118

Consolidated	35,401	100	31,637	100	3,764	12

(1) Includes the Digitel Group’s net loss of Php147 million for the full year 2012.

(2) Includes the Digitel Group’s net loss of Php606 million for the period from October 26, 2011 to December 31, 2011.

EBITDA

Our consolidated EBITDA, including EBITDA from discontinued operations, amounted to Php77,258 million in 2012, a decrease of Php2,701 million, or 3%, as compared with Php79,959 million in 2011, primarily due to higher operating expenses driven by higher compensation and employee benefits, cost of sales, repairs and maintenance, selling and promotions, rent, and communication, training and travel, partially offset by an increase in consolidated revenues.

The following table shows the breakdown of our consolidated EBITDA by business segment for the years ended December 31, 2012 and 2011:

					Change
	2012(1)	% 2011(2)		% Amount		%
		(in millions)
Wireless	54,433	70	55,393	69	(960)	(2)
Fixed line	20,304	26	22,675	28	(2,371)	(10)
BPO	2,067	3	1,558	2	509	33
Others	(18)	–	(11)	–	(7)	64
Inter-segment transactions	472	1	344	1	128	37

Consolidated	77,258	100	79,959	100	(2,701)	(3)

(1) Includes the Digitel Group’s EBITDA of Php6,545 million for the full year 2012.

(2) Includes the Digitel Group’s EBITDA of Php1,056 million for the period from October 26, 2011 to December 31, 2011.

Core Income

Our consolidated core income, including core income from discontinued operations, amounted to Php37,333 million in 2012, a decrease of Php1,702 million, or 4%, as compared with Php39,035 million in 2011, primarily due to an increase in consolidated expenses, partially offset by increases in consolidated revenues and other income, as well as lower provision for income tax. Our consolidated basic and diluted core EPS, including basic and diluted core EPS from discontinued operations, also decreased to Php172.56 in 2012 from Php201.58 and Php201.41, respectively, in 2011.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2012 and 2011:

					Increase (Decrease)
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Wireless	25,685	69	29,903	77	(4,218)	(14)
Fixed line	6,087	16	5,765	15	322	6
BPO	1,137	3	906	2	231	25
Others	4,424	12	2,461	6	1,963	80

Consolidated	37,333	100	39,035	100	(1,702)	(4)

(1) Includes the Digitel Group’s core income of Php1,801 million for the full year 2012.

(2) Includes the Digitel Group’s negative core income of Php9 million for the period from October 26, 2011 to December 31, 2011.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php119,592 million in 2012, an increase of Php16,054 million, or 16%, from Php103,538 million in 2011.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2012 and 2011 by service segment:

					Increase (Decrease)
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Service Revenues:
Cellular	107,359	90	93,645	90	13,714	15
Wireless broadband, satellite and others
Wireless broadband	8,512	7	6,804	7	1,708	25
Satellite and others	1,568	1	1,620	2	(52)	(3)

	117,439	98	102,069	99	15,370	15
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	2,153	2	1,469	1	684	47
Total Wireless Revenues	119,592	100	103,538	100	16,054	16

(1) Includes DMPI’s revenue contribution of Php21,351 million for the full year 2012.

(2) Includes DMPI’s revenue contribution of Php3,184 million for the period from October 26, 2011 to December 31, 2011.

Service Revenues

Our wireless service revenues in 2012, increased by Php15,370 million, or 15%, to Php117,439 million as compared with Php102,069 million in 2011, mainly as a result of higher revenues from our cellular and wireless broadband services. The increase in our cellular revenues was mainly due to an increase in DMPI’s revenue contribution to our wireless service revenues in 2012, partially offset by the decline in Smart’s revenues from international and domestic calls, as well as domestic outbound and inbound text messaging services as a result of increased utilization of unlimited offers, increasing patronage of social networking sites, and the NTC-mandated decrease in SMS interconnection charges. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, monthly cellular average revenue per unit/s, or ARPUs, for 2012 were lower as compared with 2011. As a percentage of our total wireless revenues, service revenues accounted for 98% and 99% in 2012 and 2011, respectively.

Cellular Service

Our cellular service revenues in 2012 amounted to Php107,359 million, an increase of Php13,714 million, or 15%, from Php93,645 million in 2011. Cellular service revenues accounted for 91% and 92% of our wireless service revenues in 2012 and 2011, respectively.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, buckets now also offer voice, text and hybrid bundles available to all networks. Smart and Sun Cellular also provide packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2012 and 2011:

			Increase
	2012(1)	2011(2)	Amount %
		(in millions)
Cellular service revenues	107,359	93,645	13,714	15
By service type	104,766	91,120	13,646	15
Prepaid	87,770	81,648	6,122	7
Postpaid	16,996	9,472	7,524	79
By component	104,766	91,120	13,646	15
Voice	51,492	43,885	7,607	17
Data	53,274	47,235	6,039	13
Others(3)	2,593	2,525	68	3

(1)	Includes DMPI’s cellular service revenues of Php19,106 million for the full year 2012.

(2)	Includes DMPI’s cellular service revenues of Php2,808 million for the period from October 26, 2011 to December 31, 2011.

(3)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from Chikka and other Smart subsidiaries.

The following table shows our other key measures of our cellular business as at and for the years ended December 31, 2012 and 2011:

			Increase (Decrease)
	2012	2011	Amount	%
Cellular subscriber base	69,866,458	63,696,629	6,169,829	10
Prepaid	67,611,537	61,792,792	5,818,745	9
Smart Prepaid	24,827,418	26,573,137	(1,745,719)	(7)
Talk ’N Text	28,445,053	20,467,175	7,977,878	39
Sun Cellular	14,105,031	13,314,096	790,935	6
Red Mobile(1)	234,035	1,438,384	(1,204,349)	(84)
Postpaid	2,254,921	1,903,837	351,084	18
Sun Cellular	1,571,441	1,353,089	218,352	16
Smart	683,428	550,485	132,943	24
Red Mobile(1)	52	263	(211)	(80)
Systemwide traffic volumes (in millions)
Calls (in minutes)(2)	53,472	44,192	9,280	21
Domestic	50,039	41,107	8,932	22
Inbound	1,699	1,350	349	26
Outbound	48,340	39,757	8,583	22
International	3,433	3,085	348	11
Inbound	3,036	2,862	174	6
Outbound	397	223	174	78
SMS/Data count (in hits)(3)	519,840	354,135	165,705	47
Text messages	509,476	351,502	157,974	45
Domestic	508,624	350,858	157,766	45
Bucket-Priced/Unlimited	464,698	322,588	142,110	44
Standard	43,926	28,270	15,656	55
International	852	644	208	32
Value-Added Services	10,311	2,596	7,715	297
Financial Services	53	37	16	43

(1)	Activations have been discontinued since the fourth quarter of 2011 due to the transfer of the Red Mobile business from CURE to Smart which was completed on June 30, 2012.

(2)	Includes DMPI’s minutes of 15,758 million minutes for the full year 2012 and 2,681 million minutes for the period from October 26, 2011 to December 31, 2011.

(3)	Includes DMPI’s SMS count of 64,427 million for the full year 2012 and 10,471 million for the period from October 26, 2011 to December 31, 2011.

Revenues generated from our prepaid cellular services amounted to Php87,770 million in 2012, an increase of Php6,122 million, or 7%, as compared with Php81,648 million in 2011. Prepaid cellular service revenues accounted for 84% and 90% of cellular voice and data revenues in 2012 and 2011, respectively. Revenues generated from postpaid cellular service amounted to Php16,996 million in 2012, an increase of Php7,524 million, or 79%, as compared with Php9,472 million earned in 2011, and which accounted for 16% and 10% of cellular voice and data revenues in 2012 and 2011, respectively. The increase in our postpaid cellular service revenues was primarily due to DMPI’s higher postpaid cellular service revenue contribution by Php6,207 million and Smart’s higher postpaid cellular service revenues by Php1,317 million due to an increase in subscriber base. The increase in revenues from our prepaid cellular services was primarily due to an increase in DMPI’s revenue contribution to our prepaid cellular service revenues by Php9,856 million in 2012 and Smart’s higher revenues from domestic bucket-priced/unlimited SMS and internet-based VAS, partially offset by a decline in Smart’s revenues from international and domestic calls and domestic standard SMS.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, increased by Php7,607 million, or 17%, to Php51,492 million in 2012 from Php43,885 million in 2011, primarily due to an increase in DMPI’s cellular voice revenue contribution, partially offset by a decrease in Smart’s international and domestic call revenues. Cellular voice services accounted for 48% and 47% of our cellular service revenues in 2012 and 2011, respectively.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
		(in millions)
Voice services:
Domestic
Inbound	6,556	4,963	1,593	32
Outbound	28,533	22,442	6,091	27

	35,089	27,405	7,684	28

International
Inbound	13,791	13,906	(115)	(1)
Outbound	2,612	2,574	38	1
	16,403	16,480	(77)	–

Total	51,492	43,885	7,607	17

(1) Includes DMPI’s cellular voice revenues of Php11,586 million of operations for the full year 2012.

(2) Includes DMPI’s cellular voice revenues of Php1,537 million for the period from October 26, 2011 to December 31, 2011.

Domestic voice service revenues increased by Php7,684 million, or 28%, to Php35,089 million in 2012 from Php27,405 million in 2011, primarily due to an increase in domestic outbound and inbound voice service revenues of Php6,091 million and Php1,593 million, respectively.

Revenues from domestic outbound voice service increased by Php6,091 million, or 27%, to Php28,533 million in 2012 from Php22,442 million in 2011 mainly due to an increase in DMPI’s domestic outbound voice service revenue contribution by Php7,047 million, partially offset by the decrease in Smart’s revenues from domestic outbound voice service on the back of lower traffic on standard and unlimited calls. Domestic outbound call volume of 48,340 million minutes, which includes DMPI’s domestic outbound call volume of 14,804 million minutes, in 2012, increased by 8,583 million minutes, or 22%, from 39,757 million minutes, which includes DMPI’s domestic outbound call volumes of 2,590 million minutes, in 2011.

Revenues from our domestic inbound voice service increased by Php1,593 million, or 32%, to Php6,556 million in 2012 from Php4,963 million in 2011 primarily due to an increase in DMPI’s domestic inbound voice service revenue contribution by Php1,484 million and the increase in Smart’s inbound voice revenues due to increased traffic originating from other domestic mobile carriers and a favorable traffic settlement adjustment partly offset by lower traffic originating from fixed line calls. Domestic inbound call volumes of 1,699 million minutes, which includes DMPI’s domestic inbound call volumes of 422 million minutes, in 2012, increased by 349 million minutes, or 26%, from 1,350 million minutes, which includes DMPI’s domestic inbound call volumes of 55 million minutes, in 2011.

International voice service revenues decreased by Php77 million to Php16,403 million in 2012 from Php16,480 million in 2011 primarily due to lower international inbound voice service revenues by Php115 million, or 1%, to Php13,791 million in 2012 from Php13,906 million in 2011, partially offset by an increase in international outbound voice service revenues by Php38 million, or 1%, to Php2,612 million in 2012 from Php2,574 million in 2011. The decrease in international voice service revenues was primarily due to the unfavorable effect on Smart’s dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011, and Smart’s lower international inbound voice traffic and inbound termination rates, partially offset by an increase in DMPI’s international voice service revenue contribution by Php1,518 million. International inbound and outbound calls totaled 3,433 million minutes, which includes DMPI’s international inbound and outbound call volume aggregating 532 million minutes, in 2012, an increase of 348 million minutes, or 11%, from 3,085 million minutes, which includes DMPI’s international inbound and outbound call volumes of 36 million minutes, in 2011.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, increased by Php6,039 million, or 13% to Php53,274 million in 2012 from Php47,235 million in 2011, primarily due to an increase in Digitel’s cellular data service revenue contribution by Php6,014 million, partially offset by a decrease in Smart’s text messaging revenues. Cellular data services accounted for 50% of our cellular service revenues in each of the years 2012 and 2011.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
		(in millions)
Text messaging
Domestic	44,568	40,096	4,472	11
Bucket-Priced/Unlimited	28,752	23,164	5,588	24
Standard	15,816	16,932	(1,116)	(7)
International	3,791	3,612	179	5

	48,359	43,708	4,651	11

Value-added services
Internet-based(3)	3,121	1,707	1,414	83
Pasa Load/Give-a-load(4)	693	664	29	4
SMS-based(5)	614	652	(38)	(6)
MMS-based(6)	412	458	(46)	(10)
	4,840	3,481	1,359	39
Financial services	75	46	29	63
Total	53,274	47,235	6,039	13

(1) Includes DMPI’s cellular data service revenues of Php7,234 million for the full year 2012.

(2) Includes DMPI’s cellular data service revenues of Php1,220 million for the period from October 26, 2011 to December 31, 2011.

(3) Includes revenues from web-based services such as mobile internet browsing, video streaming and Uzzap, net of allocated discounts and content provider costs.

(4) Includes revenues from Pasa Load and Dial*SOS, net of allocated discounts. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up.

(5) Includes revenues from info-on-demand and voice text services, net of allocated discounts and content provider costs.

(6) Includes revenues from point-to-point multimedia messaging system, or MMS, and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs.

Text messaging-related services contributed revenues of Php48,359 million in 2012, an increase of Php4,651 million, or 11%, as compared with Php43,708 million in 2011, and accounted for 91% and 93% of our total cellular data service revenues in 2012 and 2011, respectively. The increase in revenues from text messaging-related services resulted mainly from an increase in DMPI’s text messaging revenue contribution by Php5,386 million, partially offset by lower text messaging revenues from Smart mainly due to the NTC-mandated decrease in SMS interconnection charges. Text messaging revenues from the various bucket-priced/unlimited SMS offers totaled Php28,752 million in 2012, an increase of Php5,588 million, or 24%, as compared with Php23,164 million in 2011, primarily due to an increase in revenue contribution from DMPI’s bucket-priced/unlimited plans by Php3,383 million and an increase in Smart’s revenues from bucket-priced/unlimited SMS offers. Bucket-priced/unlimited text messages of 464,698 million, which includes DMPI’s bucket-priced/unlimited text messages of 44,036 million, in 2012, increased by 142,110 million, or 44%, from 322,588 million, which includes DMPI’s bucket-priced/unlimited text messages of 8,235 million, in 2011.

Standard text messaging revenues, which includes outbound standard SMS and domestic inbound SMS revenues, decreased by Php1,116 million, or 7%, to Php15,816 million in 2012 from Php16,932 million in 2011, primarily due to Smart’s lower standard text messaging revenues on the back of increased preference for unlimited SMS offers, as well as the lower domestic inbound SMS revenues due to the NTC-mandated reduction in SMS interconnect charge, partially offset by an increase in DMPI’s standard text messaging revenue contribution by Php1,738 million. On the other hand, standard text messages of 43,926 million, which includes DMPI’s standard text messages of 11,584 million, in 2012, increased by 15,656 million, or 55%, from 28,270 million, which includes DMPI’s standard text messages of 1,352 million, in 2011, on the back of increased domestic inbound SMS volume, which offset the decline in domestic outbound standard SMS volume.

International text messaging revenues amounted to Php3,791 million in 2012, an increase of Php179 million, or 5%, from Php3,612 million in 2011 mainly due to an increase in DMPI’s international text messaging revenue contribution by Php265 million and the growth in Smart’s international inbound SMS traffic, partially offset by the unfavorable effect of the appreciation of the peso relative to the U.S. dollar on international inbound text messaging revenues and a lower international outbound SMS traffic.

VAS contributed revenues of Php4,840 million in 2012, an increase of Php1,359 million, or 39%, as compared with Php3,481 million in 2011, primarily due to an increase in revenues from Smart’s internet-based VAS, particularly from mobile internet browsing, and an increase in DMPI’s VAS revenue contribution by Php628 million.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2012, our cellular subscribers totaled 69,866,458, an increase of 6,169,829, or 10%, over the cellular subscriber base of 63,696,629 as at December 31, 2011. Our cellular prepaid subscriber base grew by 5,818,745, or 9%, to 67,611,537 as at December 31, 2012 from 61,792,792 as at December 31, 2011, and our cellular postpaid subscriber base increased by 351,084, or 18%, to 2,254,921 as at December 31, 2012 from 1,903,837 as at December 31, 2011. The increase in subscriber base was primarily due to the growth in Smart’s Talk ‘N Text prepaid subscribers and an increase in DMPI’s prepaid and postpaid subscribers by 790,935 and 218,352, respectively, as at December 31, 2012. Prepaid subscribers accounted for 97% of our total subscriber base as at December 31, 2012 and 2011.

Our net subscriber activations for the years ended December 31, 2012 and 2011 were as follows:

			Increase (Decrease)
	2012	2011	Amount	%
Prepaid	5,818,745	3,603,022	2,215,723	61
Smart	(1,745,719)	1,279,694	(3,025,413)	(236)
Talk ’N Text	7,977,878	1,499,794	6,478,084	432
Red Mobile(1)	(1,204,349)	484,775	(1,689,124)	(348)
Sun Cellular(2)	790,935	338,759	452,176	133
Postpaid	351,084	178,870	172,214	96
Smart	132,943	128,910	4,033	3
Red Mobile(1)	(211)	263	(474)	(180)
Sun Cellular(2)	218,352	49,697	168,655	339
Total	6,169,829	3,781,892	2,387,937	63

(1) Activations have been discontinued since the fourth quarter of 2011 due to the transfer of the Red Mobile business from CURE to Smart which was completed on June 30, 2012.

(2) Activations for the year 2012 represents full year activations while activations for the year 2011 represents activations for the period from October 26, 2011 to December 31, 2011.

Prepaid and postpaid subscribers reflected net activations of 5,818,745 and 351,084 subscribers, respectively, in 2012 as compared with net activations of 3,603,022 and 178,870 in 2011, respectively.

The following table summarizes our average monthly churn rates for the years ended December 31, 2012 and 2011:

	2012	2011
	(in %)
Prepaid
Smart Prepaid	6.0	5.1
Talk ’N Text	4.1	5.5
Red Mobile	15.1	17.4
Sun Cellular	10.8	10.0
Postpaid
Smart	2.6	2.1
Red Mobile	11.2	30.3
Sun Cellular	1.0	1.0

For Smart Prepaid subscribers, the average monthly churn rate in 2012 and 2011 were 6% and 5.1%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 4.1% and 5.5% in 2012 and 2011, respectively. The average monthly churn rate for Red Mobile prepaid subscribers were 15.1% and 17.4% in 2012 and 2011, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers were 10.8% and 10% in 2012 and 2011, respectively.

The average monthly churn rate for Smart’s postpaid subscribers were 2.6% and 2.1% in 2012 and 2011, respectively. The average monthly churn rate for Red Mobile postpaid subscribers were 11.2% and 30.3% in 2012 and 2011, respectively. The average monthly churn rate for Sun Cellular postpaid subscribers was 1% in each of 2012 and 2011.

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2012 and 2011:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2012	2011	Amount	%	2012	2011	Amount	%
Prepaid
Smart Prepaid	173	198	(25)	(13)	151	173	(22)	(13)
Talk ’N Text	113	124	(11)	(9)	99	109	(10)	(9)
Red Mobile	71	38	33	87	62	33	29	88
Sun Cellular	79	75	4	5	69	65	4	6
Postpaid
Smart	1,280	1,548	(268)	(17)	1,263	1,511	(248)	(16)
Red Mobile	363	373	(10)	(3)	363	373	(10)	(3)
Sun Cellular	418	450	(32)	(7)	416	447	(31)	(7)

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month. Net monthly ARPUs in 2011 have been restated to reflect the change in the presentation of our outbound revenues.

Our average monthly prepaid and postpaid ARPUs per quarter in 2012 and 2011 were as follows:

	Prepaid								Postpaid
	Smart Prepaid		Talk ’N Text		Red Mobile		Sun Cellular(1)		Smart		Red Mobile		Sun Cellular(1)

	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)

2012
First Quarter	178	155	118	104	46	40	75	64	1,302	1,279	339	339	414	411
Second Quarter	172	150	116	103	66	57	76	66	1,277	1,251	368	368	413	411
Third Quarter	167	145	109	95	72	61	78	69	1,264	1,262	375	375	411	408
Fourth Quarter	175	154	108	95	101	90	87	77	1,278	1,262	370	370	417	413
2011
First Quarter	205	180	129	113	32	28	–	–	1,610	1,557	133	133	–	–
Second Quarter	203	179	126	111	43	38	–	–	1,638	1,576	413	413	–	–
Third Quarter	188	166	117	103	39	33	–	–	1,494	1,430	431	431	–	–
Fourth Quarter	194	166	124	109	39	34	–	–	1,452	1,480	355	355	–	–

(1) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of Digitel.

(2) Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(3) Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php1,708 million, or 25%, to Php8,512 million in 2012 from Php6,804 million in 2011, primarily due to an increase in DMPI’s and SBI’s revenue contribution by Php1,473 million and Php235 million, respectively, and a 14% growth in broadband subscriber base.

The following table shows information of our wireless broadband subscriber base as at December 31, 2012 and 2011:

			Increase
	2012	2011	Amount	%
Wireless Broadband Subscribers	2,359,024	2,068,409	290,615	14
Prepaid	1,587,160	1,362,992	224,168	16
Smart Broadband	1,231,092	1,162,020	69,072	6
Sun Cellular	356,068	200,972	155,096	77
Postpaid	771,864	705,417	66,447	9
Smart Broadband	495,802	454,333	41,469	9
Sun Cellular	276,062	251,084	24,978	10

SBI and Sun Broadband Wireless, DMPI’s broadband service, offer a number of wireless broadband services and had a total of 2,359,024 subscribers as at December 31, 2012, an increase of 290,615 subscribers, or 14%, as compared with 2,068,409 subscribers as at December 31, 2011, primarily due to an increase in DMPI’s prepaid and postpaid broadband subscribers by 155,096 and 24,978, respectively, and an increase by 110,541, or 7%, in SBI’s broadband subscribers as at December 31, 2012. Our prepaid wireless broadband subscriber base increased by 224,168 subscribers, or 16%, to 1,587,160 subscribers as at December 31, 2012 from 1,362,992 subscribers as at December 31, 2011, while our postpaid wireless broadband subscriber base increased by 66,447 subscribers, or 9%, to 771,864 subscribers as at December 31, 2012 from 705,417 subscribers as at December 31, 2011.

SBI’s SmartBro fixed wireless broadband service, recently rebranded as myBro, is being offered under PLDT’s Home megabrand. myBro fixed wireless broadband service is powered either via a link to Smart’s wireless broadband-enabled base stations which allows subscribers to connect to the internet using an outdoor aerial antenna installed in the subscriber’s home or via Smart’s WiMAX (Worldwide Interoperability for Microwave Access) network.

SBI also offers mobile internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time.  Both provide instant connectivity at varying connectivity speeds in places where there is Smart network coverage provided by either 3G high speed packet access (HSPA), 4G HSPA+ or LTE technology. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants. SBI also offers unlimited internet surfing for SmartBro Plug-It and Pocket Wifi Prepaid subscribers. We also have an additional array of load packages that offer per minute-based charging and longer validity periods, as well as Always On packages, which offers volume over time-based buckets catering to subscribers with varying data surfing requirements.

DMPI’s Sun Broadband Wireless is an affordable high-speed broadband wireless service utilizing advanced 3.5G HSPA technology on an all-IP network offering various plans and packages to internet users.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php52 million, or 3%, to Php1,568 million in 2012 from Php1,620 million in 2011, primarily due to the termination of wired and wireless leased line clients, a decrease in the number of ACeS Philippines’ subscribers and the effect of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues increased by Php684 million, or 47%, to Php2,153 million in 2012 as compared with Php1,469 million in 2011, primarily due to the increase in the combined average retail price and quantity of Smart’s cellular handsets/SIM-packs issued for activation, as well as the increase in DMPI’s non-service revenue contribution by Php396 million for 2012.

Expenses

Expenses associated with our wireless business amounted to Php87,961 million in 2012, an increase of Php16,912 million, or 24%, from Php71,049 million in 2011. A significant portion of this increase was attributable to higher expenses related to depreciation and amortization, compensation and employee benefits, cost of sales, interconnection costs, repairs and maintenance, selling and promotions, rent, and amortization of intangible assets, partially offset by lower expenses related to asset impairment. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 74% and 69% in 2012 and 2011, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2012 and 2011 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2012(1)	% 2011(2)		% Amount		%
			(in millions)
Depreciation and amortization	19,000	22	14,295	20	4,705	33
Interconnection costs	12,118	14	9,604	14	2,514	26
Rent	9,998	11	8,251	12	1,747	21
Compensation and employee benefits	9,131	10	5,248	7	3,883	74
Selling and promotions	7,933	9	6,144	9	1,789	29
Repairs and maintenance	7,843	9	5,643	8	2,200	39
Cost of sales	7,373	8	4,267	6	3,106	73
Asset impairment	4,218	5	9,197	13	(4,979)	(54)
Professional and other contracted services	3,744	4	3,176	5	568	18
Taxes and licenses	2,410	3	2,233	3	177	8
Communication, training and travel	1,430	2	1,022	1	408	40
Insurance and security services	1,033	1	847	1	186	22
Amortization of intangible assets	921	1	108	–	813	753
Other expenses	809	1	1,014	1	(205)	(20)
Total	87,961	100	71,049	100	16,912	24

(1) Includes DMPI’s expenses of Php23,694 million for the full year 2012.
(2) Includes DMPI’s expenses of Php3,083 million for the period from October 26, 2011 to December 31, 2011.

Depreciation and amortization charges increased by Php4,705 million, or 33%, to Php19,000 million primarily due to an increase in DMPI’s depreciation and amortization expense by Php4,319 million and Smart’s higher depreciable asset base.

Interconnection costs increased by Php2,514 million, or 26%, to Php12,118 million primarily due to an increase in DMPI’s interconnection costs by Php2,607 million, partially offset by a decrease in interconnection charges on Smart’s domestic SMS, and international voice and SMS roaming.

Rent expenses increased by Php1,747 million, or 21%, to Php9,998 million primarily due to an increase in DMPI’s rent expense by Php1,715 million, increase in site and office building rental and domestic fiber optic network, or DFON, charges, partially offset by a decrease in leased circuit and satellite rental charges. In the year ended December 31, 2012, we had 10,440 cell sites, 13,878 cellular/mobile broadband base stations and 2,871 fixed wireless broadband-enabled base stations, as compared with 10,482 cell sites, 12,635 cellular/mobile broadband base stations and 2,786 fixed wireless broadband-enabled base stations in 2011.

Compensation and employee benefits expenses increased by Php3,883 million, or 74%, to Php9,131 million primarily due to an increase in DMPI’s compensation and employee benefit expense by Php1,996 million, as well as higher salaries and employee benefits, LTIP and MRP costs, partially offset by lower provision for pension benefits of Smart. Employee headcount increased to 8,513 as at December 31, 2012 as compared with 8,043 as at December 31, 2011, primarily due to an increase in Smart’s and DMPI’s headcount by an aggregate of 470 as at December 31, 2012.

Selling and promotion expenses increased by Php1,789 million, or 29%, to Php7,933 million primarily due to an increase in DMPI’s selling and promotions expense by Php1,296 million and higher spending on advertising and promotional campaigns, public relations and commissions.

Repairs and maintenance expenses increased by Php2,200 million, or 39%, to Php7,843 million mainly due to an increase in DMPI’s repairs and maintenance expense by Php2,265 million, higher office and cell site electricity charges, and IT hardware and software costs, partly offset by lower maintenance costs on cellular and broadband network facilities and other work equipment, as well as lower fuel costs.

Cost of sales increased by Php3,106 million, or 73%, to Php7,373 million primarily due to an increase in DMPI’s cost of sales by Php2,013 million and higher average cost and quantity of handsets and SIM-packs issued for activation purposes, partly offset by lower quantity and average cost of broadband modems sold, as well as lower broadband and cellular retention costs.

Asset impairment decreased by Php4,979 million, or 54%, to Php4,218 million primarily due to impairment charges in 2011 on certain network equipment and facilities as a result of Smart’s network modernization program, partially offset by an increase in DMPI’s asset impairment by Php3,051 million, higher provision for uncollectible receivables and provision for inventory obsolescence covering slow-moving cellular handsets and broadband modems.

Professional and other contracted service fees increased by Php568 million, or 18%, to Php3,744 million primarily due to an increase in DMPI’s professional and other contracted service fees by Php319 million, and the increase in call center, market research, consultancy, contracted service, outsourced service costs and legal fees, partly offset by lower technical service, corporate membership and bill printing fees.

Taxes and licenses increased by Php177 million, or 8%, to Php2,410 million primarily due to an increase in DMPI’s taxes and licenses by Php469 million.

Communication, training and travel expenses increased by Php408 million, or 40%, to Php1,430 million primarily due to an increase in DMPI’s communication, training and travel expense by Php314 million and higher expenses related to freight and hauling, and training services, partially offset by lower travel expenses, communication charges and fuel consumption costs for executive vehicles.

Insurance and security services increased by Php186 million, or 22%, to Php1,033 million primarily due to an increase in DMPI’s insurance and security expense by Php177 million, and higher insurance and bond premiums, partially offset by Smart’s lower expenses on security services.

Amortization of intangible assets increased by Php813 million to Php921 million primarily due to the amortization of intangible assets related to customer list and franchise of DMPI in 2012.

Other expenses decreased by Php205 million, or 20%, to Php809 million primarily due to lower various business and operational-related expenses, partly offset by an increase in DMPI’s other operational expenses by Php70 million.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the years ended December 31, 2012 and 2011:

			Change
	2012(1)	2011(2)	Amount	%
Other Income (Expenses):		(in millions)
Foreign exchange gains (losses) – net	2,419	(720)	3,139	436
Interest income	565	677	(112)	(17)
Losses on derivative financial instruments – net	(51)	(10)	(41)	410
Equity share in net losses of associates	(78)	(115)	37	(32)
Financing costs – net	(2,683)	(2,744)	61	(2)
Others	759	1,218	(459)	(38)

Total	931	(1,694)	2,625	155

(1) Includes DMPI’s other income of Php569 million for the full year 2012.
(2) Includes DMPI’s other expenses – net of Php764 million for the period from October 26, 2011 to December 31, 2011.

Our wireless business’ other income amounted to Php931 million in 2012, a change of Php2,625 million, or 155%, as against other expenses of Php1,694 million in 2011, primarily due to the combined effects of the following: (i) higher net foreign exchange gains by Php3,139 million on account of revaluation of net foreign currency-denominated liabilities due to the appreciation of the Philippine peso to the U.S. dollar, and an increase in gains on revaluation of net dollar-denominated liabilities of DMPI by Php2,057 million; (ii) lower net financing costs by Php61 million primarily due to increase in capitalized interest and Smart’s decrease in interest expense mainly due to a lower average loan balance and interest rate, partly offset by an increase in DMPI’s financing costs by Php633 million, and higher accretion on financial liabilities and financing charges; (iii) a decrease in equity share in net losses of associates by Php37 million; (iv) higher net loss on derivative financial instruments by Php41 million in 2012 mainly due to an increase in DMPI’s net loss on derivative financial instruments; (v) a decrease in interest income by Php112 million mainly due to lower average short-term investments and lower average interest rates, as well as shorter average tenor of U.S. dollar and peso placements in 2012 and the appreciation of the Philippine peso to the U.S. dollar, partially offset by an increase in DMPI’s interest income by Php31 million; and (vi) a decrease in other income by Php459 million mainly due to lower rental and other miscellaneous income, a decrease in DMPI’s other income contribution by Php79 million, partially offset by higher net gain on fixed assets disposal and outsourcing income.

Provision for Income Tax

Provision for income tax decreased by Php335 million, or 4%, to Php8,094 million in 2012 from Php8,429 million in 2011 primarily due to the realization of forex loss on dollar denominated debt and accounts receivables written off, partially offset by the expiration of SBI’s tax holiday in July 2011. The effective tax rate for our wireless business was 25% and 27% in 2012 and 2011, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income increased by Php2,102 million, or 9%, to Php24,468 million from Php22,366 million recorded in 2011.

EBITDA

As a result of the foregoing, our wireless business’ EBITDA decreased by Php960 million, or 2%, to Php54,433 million in 2012 from Php55,393 million in 2011.

Core Income

Our wireless business’ core income decreased by Php4,218 million, or 14%, to Php25,685 million in 2012 from Php29,903 million in 2011 on account of an increase in wireless-related operating and other expenses, partially offset by higher wireless revenues and lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php62,490 million in 2012, an increase of Php2,484 million, or 4%, from Php60,006 million in 2011.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2012 and 2011 by service segment:

						Increase (Decrease)
	2012(1)	% 2011(2)%			Amount	%
			(in millions)
Service Revenues:
Local exchange	16,483	26	15,734	26	749	5
International long distance	10,885	17	11,383	19	(498)	(4)
National long distance	5,272	9	5,711	9	(439)	(8)
Data and other network	25,735	41	23,155	39	2,580	11
Miscellaneous	2,888	5	2,802	5	86	3

	61,263	98	58,785	98	2,478	4
Non-Service Revenues:
Sale of computers, phone units and SIM cards	1,227	2	1,221	2	6	–
Total Fixed Line Revenues	62,490	100	60,006	100	2,484	4

(1) Includes Digitel’s service revenues of Php3,265 million for the full year 2012.
(2) Includes Digitel’s service revenues of Php706 million for the period from October 26, 2011 to December 31, 2011.

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php2,478 million, or 4%, to Php61,263 million in 2012 from Php58,785 million in 2011 due to an increase in the revenue contribution of our data and other network, local exchange and miscellaneous services, partially offset by decreases in international and national long distance services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
Total local exchange service revenues (in millions)	16,483	15,734	749	5
Number of fixed line subscribers	2,063,794	2,166,295	(102,501)	(5)
Postpaid	1,997,671	2,029,359	(31,688)	(2)
Prepaid	66,123	136,936	(70,813)	(52)
Number of fixed line employees	7,546	9,072	(1,526)	(17)
Number of fixed line subscribers per employee	273	239	34	14

(1) Includes Digitel’s local exchange revenue contribution of Php989 million, subscriber base of 206,631 and employee count of 516 as at and for the full year 2012.

(2) Includes Digitel’s local exchange revenue contribution of Php178 million, subscriber base of 296,395 and employee count of 1,586 for the period from October 26, 2011 to December 31, 2011.

Revenues from our local exchange service increased by Php749 million, or 5%, to Php16,483 million in 2012 from Php15,734 million in 2011, primarily due to an increase in Digitel’s local exchange service revenue contribution by Php811 million and the increase in postpaid wired and PLP lines, partially offset by a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and a decrease in installation charges. The percentage contribution of local exchange revenues to our total fixed line service revenues was 27% in each of 2012 and 2011.

PLP wireless service allows subscribers to bring the telephone set anywhere within the home zone area and is available in postpaid and prepaid variants. Similar to our PLP wireless service, Digitel’s SunTel wireless landline offers unlimited landline to landline calls.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
Total international long distance service revenues (in millions)	10,885	11,383	(498)	(4)
Inbound	9,547	10,231	(684)	(7)
Outbound	1,338	1,152	186	16
International call volumes (in million minutes, except call ratio)	2,150	2,029	121	6
Inbound	1,691	1,767	(76)	(4)
Outbound	459	262	197	75
Inbound-outbound call ratio	3.7:1	6.7:1	–	–

(1) Includes Digitel’s international long distance service revenue contribution of Php688 million for the full year 2012.

(2) Includes Digitel’s international long distance service revenue contribution of Php239 million for the period from October 26, 2011 to December 31, 2011.

Our total international long distance service revenues decreased by Php498 million, or 4%, to Php10,885 million in 2012 from Php11,383 million in 2011, primarily due to the decrease in PLDT’s call volumes, as well as the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011, partially offset by increases in Digitel’s international long distance service revenue contribution by Php449 million and call volumes by 290 million minutes, and the increase in average collection rate in dollar terms. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 18% and 19% in 2012 and 2011, respectively.

Our revenues from inbound international long distance service decreased by Php684 million, or 7%, to Php9,547 million in 2012 from Php10,231 million in 2011 primarily due to the decrease in inbound call volumes, as well as the unfavorable effect on our inbound revenues of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, partially offset by an increase in Digitel’s inbound international long distance service revenue contribution by Php117 million and inbound call volumes by 13 million minutes.

Our revenues from outbound international long distance service increased by Php186 million, or 16%, to Php1,338 million in 2012 from Php1,152 million in 2011, primarily due to an increase in Digitel’s revenue contribution from outbound international long distance service by Php332 million and the increase in the average collection rate in dollar terms, partially offset by the decrease in PLDT’s outbound call volumes and the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php42.24 for the year ended December 31, 2012 from Php43.31 for the year ended December 31, 2011, resulting in a decrease in the average billing rate to Php42.45 in 2012 from Php43.34 in 2011.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2012 and 2011:

			Decrease
	2012(1)	2011(2)	Amount %
Total national long distance service revenues (in millions)	5,272	5,711	(Php439)	(8)
National long distance call volumes (in million minutes)	971	1,126	(155)	(14)

(1) Includes Digitel’s national long distance service revenue contribution of Php346 million and call volume of 39 million minutes for the full year 2012.

(2) Includes Digitel’s national long distance service revenue contribution of Php68 million and call volume of 10 million minutes for the period from October 26, 2011 to December 31, 2011.

Our national long distance service revenues decreased by Php439 million, or 8%, to Php5,272 million in 2012 from Php5,711 million in 2011, primarily due to a decrease in call volumes, partially offset by an increase in Digitel’s national long distance service revenue contribution by Php278 million and an increase in the average revenue per minute of our national long distance services due to the cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues was 8% and 10% in 2012 and 2011, respectively.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2012 and 2011:

			Increase (Decrease)
	2012(1)	2011(2)	Amount %
Data and other network service revenues (in millions)	25,735	23,155	2,580	11
Domestic	18,682	16,647	2,035	12
Broadband	11,640	9,940	1,700	17
DSL	11,405	9,664	1,741	18
WeRoam	235	276	(41)	(15)
Leased Lines and Others	7,042	6,707	335	5
International
Leased Lines and Others	5,679	5,358	321	6
VitroTM Data Center	1,374	1,150	224	19
Subscriber base
Broadband	903,860	859,960	43,900	5
DSL	887,399	842,273	45,126	5
WeRoam	16,461	17,687	(1,226)	(7)
SWUP	22,720	20,153	2,567	13

(1) Includes Digitel’s data and other network service revenue contribution of Php1,242 million for the full year 2012 and DSL subscribers of 74,921 as at December 31, 2012.

(2) Includes Digitel’s data and other network service revenue contribution of Php221 million for the period from October 26, 2011 to December 31, 2011 and DSL subscribers of 99,367 as at December 31, 2011.

Our data and other network services posted revenues of Php25,735 million in 2012, an increase of Php2,580 million, or 11%, from Php23,155 million in 2011, primarily due to higher revenues from PLDT DSL, the increase in Digitel’s data and other network service revenue contribution by Php1,021 million, an increase in domestic leased line revenues resulting from the higher revenue contribution of internet protocol-virtual private network, or IP-VPN, and Metro Ethernet, and an increase in international data revenues primarily due to higher revenues from i-Gate and inland cable lease. The percentage contribution of this service segment to our fixed line service revenues was 42% and 39% in 2012 and 2011, respectively.

Domestic

Domestic data services contributed Php18,682 million in 2012, an increase of Php2,035 million, or 12%, as compared with Php16,647 million in 2011 mainly due to higher DSL revenues and an increase in Digitel’s revenue contribution by Php1,003 million in 2012, higher IP-VPN, Metro Ethernet and Shops.Work subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased, partially offset by lower traditional leased line revenues on Diginet. The percentage contribution of domestic data service revenues to total data and other network services was 73% and 72% in 2012 and 2011, respectively.

Broadband

Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA/HSPA+ and WiFi technologies).

Broadband data revenues amounted to Php11,640 million in 2012, an increase of Php1,700 million, or 17%, from Php9,940 million in 2011, primarily due to the higher revenue contribution of DSL which contributed revenues of Php11,405 million in 2012 from Php9,664 million in 2011 as a result of the increase in the number of subscribers by 5% to 903,860 subscribers, including Digitel’s DSL subscriber base of 74,921, as at December 31, 2012, from 859,960 subscribers, which includes Digitel’s subscriber base of 99,367, as at December 31, 2011. DSL revenues accounted for 44% and 42% of total data and other network service revenues in 2012 and 2011, respectively.

WeRoam revenues amounted to Php235 million in 2012, a decrease of Php41 million, or 15%, from Php276 million in 2011 as a result of a decrease in subscriber base by 7% to 16,461 subscribers in 2012 from 17,687 subscribers in 2011.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers;

(4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2012, SWUP had a total subscriber base of 22,720 up by 2,567, or 13%, from 20,153 subscribers in 2011. Leased lines and other data revenues amounted to Php7,042 million in 2012, an increase of Php335 million, or 5%, from Php6,707 million in 2011, primarily due to an increase in Digitel’s leased line data revenue contribution by Php376 million, and higher revenues from IP-VPN, Metro Ethernet and Shops.Work, partially offset by lower Diginet revenues. The percentage contribution of leased lines and other data service revenues to the total data and other network services was 28% and 29% in 2012 and 2011, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues increased by Php321 million, or 6%, to Php5,679 million in 2012 from Php5,358 million in 2011, primarily due to higher i-Gate, and inland-cable lease revenues, and an increase in Digitel’s international leased line data revenue contribution by Php18 million, as well as an increase in revenues from various global service providers, partially offset by the unfavorable effect of the appreciation of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues was 22% and 23% in 2012 and 2011, respectively.

VitroTM Data Center

VitroTM data center provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Data center revenues increased by Php224 million, or 19%, to Php1,374 million in 2012 from Php1,150 million in 2011 mainly due to higher co-location and managed services.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues increased by Php86 million, or 3%, to Php2,888 million in 2012 from Php2,802 million in 2011 mainly due to the effect of the inclusion in the consolidation of the financial results of ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% effective August 24, 2011), the revenue contribution of PGNL, which is the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, the distribution of which is via syndication and international linear channels, and higher rental and facilities management fees, partially offset by a decrease in internet and online gaming revenues as a result of the disposal of ePLDT’s 75% interest in Digital Paradise on April 1, 2011 and 57.51% interest in Level Up! on July 11, 2011. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 5% in each of 2012 and 2011.

Non-service Revenues

Non-service revenues increased by Php6 million to Php1,227 million in 2012 from Php1,221 million in 2011, primarily due to increases in hardware and software licenses, Telpad units and UNO equipments sold, partially offset by lower computer-bundled sales, sales of several managed PABX and On Call solutions and PLP units.

Expenses

Expenses related to our fixed line business totaled Php55,555 million in 2012, an increase of Php4,935 million, or 10%, as compared with Php50,620 million in 2011. The increase was primarily due to higher expenses related to compensation and employee benefits, repairs and maintenance, professional and other contracted services, rent, cost of sales, selling and promotions, depreciation and amortization, and asset impairment, partly offset by lower expenses related to interconnection costs, taxes and licenses, amortization of intangible assets, and communication, training and travel. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 89% and 84% in 2012 and 2011, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2012 and 2011 and the percentage of each expense item to the total:

					Increase (Decrease)
	2012(1)%		2011(2)	% Amount		%
			(in millions)
Compensation and employee benefits	13,937	25	9,855	20	4,082	41
Depreciation and amortization	13,354	24	13,244	26	110	1
Interconnection costs	8,120	15	8,471	17	(351)	(4)
Repairs and maintenance	5,460	10	5,116	10	344	7
Professional and other contracted services	4,351	8	4,043	8	308	8
Rent	2,947	5	2,689	5	258	10
Selling and promotions	1,786	3	1,665	3	121	7
Cost of sales	1,374	3	1,178	2	196	17
Taxes and licenses	1,097	2	1,319	3	(222)	(17)
Asset impairment	1,068	2	1,003	2	65	6
Communication, training and travel	771	1	780	2	(9)	(1)
Insurance and security services	632	1	577	1	55	10
Amortization of intangible assets	–	–	32	–	(32)	(100)
Other expenses	658	1	648	1	10	2
Total	55,555	100	50,620	100	4,935	10

(1)	Includes Digitel’s expenses of Php3,219 million for the full year 2012.

(2)	Includes Digitel’s expenses of Php726 million for the period from October 26, 2011 to December 31, 2011.

Compensation and employee benefits expenses increased by Php4,082 million, or 41%, to Php13,937 million primarily due to higher MRP costs, salaries and employee benefits, LTIP costs, as well as an increase in Digitel’s compensation and employee benefits expense by Php772 million, partially offset by lower provision for pension costs. Employee headcount decreased to 10,462 in 2012 as compared with 11,409 in 2011 mainly due to a decrease in PLDT’s and Digitel’s headcounts as a result of the MRP, partially offset by an increase in the number of employee headcount of iPlus.

Depreciation and amortization charges increased by Php110 million, or 1%, to Php13,354 million due to an increase in Digitel’s depreciation and amortization expense by Php435 million, partly offset by PLDT’s lower depreciable asset base.

Interconnection costs decreased by Php351 million, or 4%, to Php8,120 million primarily due to lower international and national long distance interconnection/settlement costs as a result of lower international received paid and domestic sent paid calls that terminated to other domestic carriers, and lower settlement costs for data and other network services particularly Fibernet and Infonet, partially offset by an increase in Digitel’s interconnection costs by Php389 million.

Repairs and maintenance expenses increased by Php344 million, or 7%, to Php5,460 million primarily due to an increase in Digitel’s repairs and maintenance expense by Php385 million, higher repairs and maintenance costs for buildings, IT software, and office electricity cost, partially offset by lower repairs and maintenance costs on central office/telecoms equipment, site fuel consumption, and vehicles, furnitures and other work equipment.

Professional and other contracted service expenses increased by Php308 million, or 8%, to Php4,351 million primarily due to higher contracted service, transfer agents’, technical service, collection agency, and other professional fees, as well as an increase in Digitel’s professional and other contracted fees by Php146 million, partially offset by lower consultancy and bill printing fees.

Rent expenses increased by Php258 million, or 10%, to Php2,947 million primarily due to an increase in Digitel’s rent expense by Php146 million, as well as higher international leased circuits, and site rental charges, partially offset by lower domestic leased circuit, office building and equipment rental charges.

Selling and promotion expenses increased by Php121 million, or 7%, to Php1,786 million primarily due to an increase in Digitel’s selling and promotions expense by Php11 million, as well as higher advertising expenses, partially offset by lower public relations and commissions expense.

Cost of sales increased by Php196 million, or 17%, to Php1,374 million primarily due to an increase in Digitel’s cost of sales by Php32 million and an increase in the sale of Telpad units, partially offset by lower sales of several managed PABX and OnCall solutions, and PLP units.

Taxes and licenses decreased by Php222 million, or 17%, to Php1,097 million as a result of lower real property taxes and NTC license fees, partly offset by an increase in Digitel’s taxes and license expense by Php39 million.

Asset impairment increased by Php65 million, or 6%, to Php1,068 million mainly due to an increase in Digitel’s asset impairment charge by Php45 million, partially offset by lower provision for uncollectible receivables mainly by Philcom.

Communication, training and travel expenses decreased by Php9 million, or 1%, to Php771 million mainly due to a decrease in foreign travel, mailing and courier, and fuel consumption charges, partially offset by higher local training and travel, and an increase in Digitel’s communication, training and travel expense by Php36 million.

Insurance and security services increased by Php55 million, or 10%, to Php632 million primarily due to higher office security services, and an increase in Digitel’s insurance and security expense by Php43 million, partially offset by lower expenses insurance and bond premiums.

Amortization of intangible assets amounted to Php32 million in 2011 relating to the amortization of intangible assets related to PLDT’s acquisition of the customer list of PDSI in 2011.

Other expenses increased by Php10 million, or 2%, to Php658 million primarily due to higher various business and operational-related expenses and an increase in Digitel’s other expense by Php14 million.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2012 and 2011:

			Change
	2012(1)	2011(2)	Amount %
Other Income (Expenses):		(in millions)
Interest income	883	590	293	50
Foreign exchange gains (losses) – net	863	(15)	878	5,853
Equity share in net earnings of associates	108	307	(199)	(65)
Gains (losses) on derivative financial instruments – net	(1,958)	211	(2,169)	(1,028)
Financing costs – net	(4,363)	(3,710)	(653)	18
Others	2,914	2,024	890	44

Total	(1,553)	(593)	(960)	162

(1)	Includes Digitel’s other income of Php2,414 million for the full year 2012.

(2)	Includes Digitel’s other expenses of Php2,240 million for the period from October 26, 2011 to December 31, 2011.

Our fixed line business’ other expenses amounted to Php1,553 million in 2012, an increase of Php960 million, or 162%, from Php593 million in 2011. The change was due to the combined effects of the following: (i) net losses on derivative financial instruments of Php1,958 million in 2012 as against net gains on derivative financial instruments of Php211 million in 2011 due to the effect of narrower dollar and peso interest rate differentials and higher level of appreciation of the Philippine peso to the U.S. dollar; (ii) an increase in net financing costs by Php653 million due to higher interest expense on loans and related items, and financing charges, partially offset by a decrease in Digitel’s financing costs by Php83 million; (iii) decrease in equity share in net earnings of associates and joint ventures by Php199 million mainly due to the disposal of investment in Philweb Corporation, or Philweb; (iv) an increase in interest income by Php293 million due to a higher principal amount of placements and an increase in Digitel’s interest income by Php27 million, partially offset by lower average interest rates, shorter average tenor of placements, and the impact of the appreciation of the Philippine peso on dollar placements; (v) increase in net foreign exchange gains by Php878 million due to an increase in Digitel’s foreign exchange gains by Php181 million and on account of foreign exchange revaluation of foreign currency-denominated assets and liabilities due to the effect of the higher level of appreciation of the Philippine peso to the U.S. dollar; and (vi) an increase in other income by Php890 million mainly due to gain on the first and second tranches of disposal of Philweb shares and higher reversal of prior year provisions, partially offset by lower gain on sale of investments, lower gain on disposal of fixed assets, pension benefit income recognized by PLDT and lower income from consultancy.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php89 million in 2012, a change of Php2,580 million, or 104%, as against provision for income tax of Php2,491 million in 2011, primarily due to lower taxable income.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php5,471 million in 2012, decreased by Php831 million, or 13%, as compared with Php6,302 million in 2011.

EBITDA

As a result of the foregoing, our fixed line business’ EBITDA decreased by Php2,371 million, or 10%, to Php20,304 million in 2012 from Php22,675 million in 2011.

Core Income

Our fixed line business’ core income increased by Php322 million, or 6%, to Php6,087 million in 2012 from Php5,765 million in 2011, primarily as a result of higher fixed line revenues, decrease in provision for income tax and other expenses, partially offset by higher fixed line operating expenses.

Business Process Outsourcing

Revenues

Our BPO business provides knowledge processing solutions and customer relationship management.

Our BPO business generated revenues of Php9,899 million in 2012, an increase of Php1,311 million, or 15%, as compared with Php8,588 million in 2011. This increase was primarily due to higher revenue contributions from our knowledge processing solutions and customer relationship management businesses.

The following table summarizes our total revenues from our BPO business for the years ended December 31, 2012 and 2011 by service segment:

					Increase
	2012	%	2011	%	Amount	%
				(in millions)
Service Revenues:
Knowledge processing solutions	6,594	67	5,721	67	873		15
Customer relationship management	3,305	33	2,867	33	438		15

Total BPO Revenues	9,899	100	8,588	100	1,311		15

Service Revenues

Service revenues generated by our BPO business amounted to Php9,899 million in 2012, an increase of Php1,311 million, or 15%, as compared with Php8,588 million in 2011, primarily as a result of the continued growth in our knowledge processing solutions and customer relationship management businesses.

Knowledge Processing Solutions

We provide our knowledge processing solutions business primarily through the SPi Group. Our knowledge processing solutions business contributed revenues of Php6,594 million in 2012, an increase of Php873 million, or 15%, from Php5,721 million in 2011. Dollar-denominated revenues increased by 18% mainly due to higher content services and additional revenues as a result of the inclusion of Laserwords Private Ltd., or Laserwords, in the consolidation effective November 1, 2011, partially offset by the sale of our medical transcription business on September 26, 2011 and the appreciation of the Philippine peso to the U.S. dollar by approximately 2%. Knowledge processing solutions business revenues accounted for 67% of total revenues of our BPO business in each of 2012 and 2011.

Customer Relationship Management

We provide our customer relationship management business primarily through SPi CRM. In the 2012, SPi CRM changed its functional currency from Philippine peso to U.S. dollar. Revenues relating to our customer relationship management business increased by Php438 million, or 15%, to Php3,305 million in 2012 from Php2,867 million in 2011, primarily due to higher domestic sales by 19%, partially offset by the effect of the appreciation of the Philippine peso to the U.S. dollar and lower revenues from Infocom due to the transfer of part of its services to PLDT. In total, we own and operate 6,200 seats with an average of 3,709 customer service representatives, or CSRs, in 2012, as compared with 5,959 seats with an average of 3,360 CSRs in 2011. SPi CRM had six customer relationship management sites as at December 31, 2012 and 2011. Customer relationship management business revenues accounted for 33% of total revenues of our BPO business in each of 2012 and 2011.

Expenses

Expenses associated with our BPO business totaled Php8,478 million in 2012, an increase of Php880 million, or 12%, as compared with Php7,598 million in 2011, primarily due to higher expenses related to compensation and employee benefits, professional and other contracted services, repairs and maintenance, communication, training and travel, depreciation and amortization, selling and promotions, amortization of intangible assets and rent. As a percentage of our total BPO revenues, expenses related to our BPO business accounted for 86% and 88% in 2012 and 2011, respectively.

					Increase (Decrease)
	2012	%	2011	%	Amount	%
				(in millions)
Compensation and employee benefits	5,513	65	5,062	67	451	9
Professional and other contracted services	672	8	538	7	134	25
Repairs and maintenance	470	6	379	5	91	24
Depreciation and amortization	466	5	418	5	48	11
Rent	447	5	423	6	24	6
Communication, training and travel	403	5	344	4	59	17
Amortization of intangible assets	180	2	147	2	33	22
Selling and promotions	78	1	40	–	38	95
Insurance and security services	63	1	58	1	5	9
Taxes and licenses	43	–	43	1	–	–
Asset impairment	3	–	9	–	(6)	(67)
Other expenses	140	2	137	2	3	2

Total	8,478	100	7,598	100	880	12

Compensation and employee benefits increased by Php451 million, or 9%, to Php5,513 million mainly due to higher salaries and benefits, LTIP and provision for pension costs, partially offset by a decline in MRP costs. BPO employee headcount increased by 3,101, or 21%, to 17,765 in 2012 as compared with 14,664 in 2011.

Professional and other contracted services increased by Php134 million, or 25%, to Php672 million primarily due to higher contracted service, consultancy and other professional fees.

Repairs and maintenance expenses increased by Php91 million, or 24%, to Php470 million primarily due to higher office and site electricity charges, and repairs and maintenance costs for vehicles, furniture and other work equipment, and janitorial services, partially offset by lower repairs and maintenance cost of IT software and site facilities.

Depreciation and amortization increased by Php48 million, or 11%, to Php466 million primarily due to higher depreciable asset base.

Rent expenses increased by Php24 million, or 6%, to Php447 million primarily due to higher office building rental charges, partially offset by lower site rental charges.

Communication, training and travel expenses increased by Php59 million, or 17%, to Php403 million primarily due to higher travel and training expenses, and mailing and courier charges, partially offset by lower freight and hauling charges.

Amortization of intangible assets increased by Php33 million, or 22%, to Php180 million primarily due to higher amortization of intangible assets in 2012.

Selling and promotions expenses increased by Php38 million, or 95%, to Php78 million primarily due to higher spending on advertising and promotions, as well as higher commissions expenses.

Insurance and security services increased by Php5 million, or 9%, to Php63 million primarily due to higher expenses on office security, and insurance and bond premiums.

Taxes and licenses remained flat at Php43 million due to business-related taxes in 2012 and 2011.

Asset impairment decreased by Php6 million, or 67%, to Php3 million primarily due to lower provision for uncollectible receivables.

Other expenses increased by Php3 million, or 2%, to Php140 million mainly due to higher various business operational-related costs.

Other Income

The following table summarizes the breakdown of our total BPO-related other income for the years ended December 31, 2012 and 2011:

			Change
	2012	2011(1)	Amount	%
Other Income (Expenses):		(in millions)
Gains (losses) on derivative financial instruments – net	28	(4)	32	800
Interest income	16	15	1	7
Financing costs	(24)	(37)	13	(35)
Foreign exchange losses – net	(39)	(9)	(30)	333
Others	155	147	8	5

Total	136	112	24	21

(1) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

Our BPO business’ other income amounted to Php136 million in 2012, an increase of Php24 million, or 21%, from Php112 million in 2011, primarily due to the combined effects of the following:

(i) net gains on derivative financial instruments of Php28 million in 2012 as against a net loss on derivative financial instruments of Php4 million due to mark-to-market gains from forward foreign exchange contracts; (ii) a decrease in financing costs by Php13 million due to payment of contingent liabilities and related interests in 2011 from our knowledge processing solutions business; (iii) an increase in other income by Php8 million mainly due to higher reversal of prior year provisions and rental income; (iv) an increase in interest income by Php1 million due to higher interest earned; and

(v) an increase in net foreign exchange losses by Php30 million due to the revaluation of net foreign currency-denominated liabilities as a result of the effect of the higher level of appreciation of the Philippine peso to the U.S. dollar in 2012.

Provision for Income Tax

Provision for income tax amounted to Php428 million, an increase of Php310 million, or 263%, in 2012 from Php118 million in 2011, primarily due to higher taxable income in 2012, expiration of income tax holiday of a subsidiary of SPi and the inclusion of provision for income tax of Laserwords in 2012.

Net Income

As a result of the foregoing, our BPO business registered a net income of Php1,129 million in 2012, an increase of Php145 million, or 15%, from Php984 million in 2011.

EBITDA

As a result of the foregoing, our BPO business’ EBITDA increased by Php509 million, or 33%, to Php2,067 million in 2012 from Php1,558 million in 2011.

Core Income

Our BPO business’ core income amounted to Php1,137 million in 2012, an increase of Php231 million, or 25%, as compared with Php906 million in 2011 mainly as a result of an increase in BPO revenues and other income, partially offset by an increase in BPO-related expenses and higher provision for income tax.

Others

Expenses

Expenses associated with our other business segment totaled Php18 million in 2012, an increase of Php7 million, or 64%, as compared with Php11 million in 2011, primarily due to PCEV’s higher other operating expenses.

Other Income

The following table summarizes the breakdown of other income for other business segment for the years ended December 31, 2012 and 2011:

			Change
	2012	2011(1)	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates	1,508	1,843	(335)	(18)
Interest income	76	90	(14)	(16)
Others	2,774	65	2,709	4,168

Total	4,358	1,998	2,360	118

(1) The 2011 results have been restated to reflect the implementation of the reorganization of our business segments.

Other income increased by Php2,360 million, or 118%, to Php4,358 million in 2012 from Php1,998 million in 2011 primarily due to the combined effects of the following: (i) an increase in other income by Php2,709 million mainly due to the realized portion of deferred gain on the transfer of Meralco shares to Beacon of Php2,012 million and preferred dividends from Beacon of Php720 million; (ii) a decrease in interest income by Php14 million as a result of lower average level of temporary cash investments by our PCEV business; and (iii) a decrease in equity share in net earnings of associates by Php335 million mainly due to the decrease in PCEV’s indirect share in the net earnings of Meralco.

For the years ended December 31, 2012, Meralco’s reported and core income amounted to Php17,016 million and Php16,265 million, respectively, as compared with Php13,227 million and Php14,887 million, respectively, in 2011. These results were primarily due to increases in billed customers and electricity sales volume, partially offset by lower distribution and transmission rates in 2012 as compared with 2011. PCEV’s share in the reported and core income of Meralco, including its share in Beacon’s results of operations and amortization of fair value adjustment related to the acquisition of Meralco, amounted to Php1,508 million and Php1,598 million, respectively, in 2012, and Php1,843 million and Php2,319 million, respectively, in 2011.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php4,333 million, an increase of Php2,348 million, or 118%, in 2012 from Php1,985 million in 2011.

EBITDA

As a result of the foregoing, negative EBITDA from our other business segment increased by negative Php7 million, or 64%, to negative Php18 million in 2012 from negative Php11 million in 2011.

Core Income

Our other business segment’s core income amounted to Php4,424 million in 2012, an increase of Php1,963 million, or 80%, as compared with Php2,461 million in 2011 mainly as a result of an increase in other income, partially offset by a decrease in the adjustment in equity share of Meralco.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2012 and 2011, as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2012 and 2011:

	Years ended December 31,
	2012	2011
	(in millions)
Cash Flows
Net cash provided by operating activities	80,370	79,209
Net cash used in investing activities	39,058	29,712
Capital expenditures	36,396	31,207
Net cash used in financing activities	48,628	40,204
Net increase (decrease) in cash and cash equivalents	(7,761)	9,379
	December 31,

	2012	2011

	(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	102,811	91,273
Obligations under finance lease	10	7
	102,821	91,280

Current portion of interest-bearing financial liabilities:
Notes payable	–	3,109
Long-term debt maturing within one year	12,981	22,893
Obligations under finance lease maturing within one year	8	7
	12,989	26,009

Total interest-bearing financial liabilities	115,810	117,289
Total equity attributable to equity holders of PLDT	149,060	151,833

	264,870	269,122

Other Selected Financial Data
Total assets(1)	410,468	399,822
Property, plant and equipment(1)	200,078	200,142
Cash and cash equivalents	37,161	46,057
Short-term investments	574	558

(1)	The December 31, 2011 comparative information was restated to reflect the adjustment to the provisional amounts used in the purchase price allocation in relation with the acquisition of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying audited consolidated financial statements.

Our consolidated cash and cash equivalents and short-term investments totaled Php37,735 million as at December 31, 2012. Principal sources of consolidated cash and cash equivalents in 2012 were cash flows from operating activities amounting to Php80,370 million, proceeds from availment of long-term debt and notes payable of Php52,144 million, net proceeds from disposal of investment available for sale of Php3,563 million, proceeds from net assets held for sale of Php1,913 million, interest received of Php1,294 million and dividends received of Php784 million. These funds were used principally for: (1) debt principal and interest payments of Php50,068 million and Php5,355 million, respectively; (2) dividend payments of Php36,934 million; (3) capital outlays of Php36,396 million;

(4) payment for purchase of investment in an associate and purchase of shares of noncontrolling shareholders of Php10,500 million; (5) Trust Fund and settlement for redemption of shares of Php5,912 million; (6) net payment of capital expenditures under long-term financing of Php1,471 million; and

(7) settlements of derivative financial instruments of Php1,126 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php46,615 million as at December 31, 2011. Principal sources of consolidated cash and cash equivalents in 2011 were cash flows from operating activities amounting to Php79,209 million, proceeds from availment of long-term debt and notes payable of Php19,600 million, net proceeds from disposal of investment in associates of Php14,981 million, interest received of Php1,359 million, dividends received of Php520 million. These funds were used principally for: (1) dividend payments of Php41,598 million; (2) capital outlays of Php31,207 million; (3) payments for purchase of available-for-sale financial investments of Php15,179 million; (4) debt principal and interest payments of Php15,056 million and Php5,325 million, respectively; (5) settlement of contingent consideration arising from business acquisitions of Php1,910 million; and (6) settlements of derivative financial instruments of Php632 million.

Operating Activities

Our consolidated net cash flows from operating activities increased by Php1,161 million, or 1%, to Php80,370 million in 2012 from Php79,209 million in 2011, primarily due to an increase in the Digitel Group’s net cash from operating activities by Php11,317 million, lower settlement of accounts payable and other various liabilities and lower corporate taxes paid, partially offset by lower operating income and lower collection of receivables.

Cash flows provided by operating activities of our BPO business in 2012 amounted to Php1,926 million, an increase of Php13,139 million, or 117%, as against cash flows used in operating activities of Php11,213 million in 2011, primarily due to higher operating income and a lower level of settlement of accounts payable and other liabilities, partially offset by a lower level of collection of outstanding receivables. Conversely, cash flows provided by operating activities of our fixed line business decreased by Php11,073 million, or 31%, to Php24,402 million in 2012 from Php35,475 million in 2011, primarily due to lower operating income, lower collection of receivables and higher contribution to the pension plan, partially offset by lower level of settlement of other current liabilities. Cash flows from operating activities of our wireless business also decreased by Php852 million, or 2%, to Php54,119 million in 2012 from Php54,971 million in 2011, primarily due to lower level of collection of outstanding receivables and higher level of settlement of accounts payable, partially offset by higher operating income, lower level of settlement of other current liabilities and lower corporate taxes paid.

Investing Activities

Consolidated net cash used in investing activities amounted to Php39,058 million in 2012, an increase of Php9,346 million, or 31%, from Php29,712 million in 2011, primarily due to the combined effects of the following: (1) proceeds from disposal of investments in 2011 of Php15,136 million;

(2) higher payment for purchase of investments by Php11,296 million in 2012; (3) the increase in capital expenditures by Php5,189 million; (4) the lower proceeds from disposal of property, plant and equipment of Php324 million; (5) lower net proceeds from maturity of short-term investments by Php91 million; (6) higher net proceeds from disposal of investment available for sale by Php18,741 million in 2012; (7) proceeds from the sale of net assets held for sale of Php1,913 million; (8) payment for contingent consideration arising from business acquisition of Php1,910 million in 2011; and (9) higher dividends received by Php264 million.

Our consolidated capital expenditures in 2012 totaled Php36,396 million, an increase of Php5,189 million, or 17%, as compared with Php31,207 million in 2011, primarily due to increases in Smart and its subsidiaries’ capital spending, and the Digitel Group’s capital spending, partially offset by the decrease in PLDT’s capital spending. Smart and its subsidiaries’ capital spending of Php19,152 million in 2012 was used primarily to modernize and expand its 2G/3G cellular and mobile broadband networks, as well as to purchase additional customer premises equipment for the fixed wireless broadband business. PLDT’s capital spending of Php12,269 million in 2012 was principally used to finance the expansion and upgrade of its submarine cable facilities, DFON facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Digitel’s capital spending of Php3,753 million in 2012 was intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. SPi and its subsidiaries’ capital spending of Php612 million in 2012 was primarily used to fund the continued expansion of its customer relationship management and knowledge processing solutions facilities. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Dividends received in 2012 amounted to Php784 million, an increase of Php264 million, or 51%, as compared with Php520 million in 2011. The dividends received in 2012 were mostly from Beacon and Philweb while dividends received in 2011 were mostly from Meralco and Philweb.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php48,628 million, an increase of Php8,424 million, or 21% as compared with Php40,204 million in 2011, resulting largely from the combined effects of the following: (1) increase in repayments of long-term debt and notes payable by Php35,012 million; (2) Trust Fund and settlement for redemption of shares of Php5,912 million; (3) higher net settlement of capital expenditures under long-term financing by Php4,351 million; (4) higher settlements of derivative financial instruments by Php494 million; (5) higher proceeds from the issuance of long-term debt and notes payable by Php32,544 million; (6) lower cash dividend payments by Php4,664 million; and (7) higher proceeds from issuance of capital stock by Php225 million.

Debt Financing

Proceeds from availment of long-term debt and notes payable for the year ended December 31, 2012 amounted to Php50,319 million and Php1,825 million, respectively, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php50,068 million and Php5,355 million, respectively, in 2012.

Our consolidated long-term debt increased by Php1,626 million, or 1%, to Php115,792 million as at December 31, 2012 from Php114,166 million as at December 31, 2011, largely due to drawings from our term loan facilities, partially offset by debt amortizations and prepayments, and the appreciation of the Philippine peso relative to the U.S. dollar to Php41.08 as at December 31, 2012 from Php43.92 as at December 31, 2011. The long-term debt levels of PLDT and Smart increased by 6% and 3% to Php59,084 million and Php38,079 million, respectively, as at December 31, 2012 as compared with December 31, 2011.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on March 7, 2017. The amount of US$150 million, or Php6,162 million, has been fully drawn and remained outstanding as at December 31, 2012.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. This loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date, with final repayment on May 30, 2017. The amount of US$25 million, or Php1,027 million, was fully drawn on May 29, 2012 and remained outstanding as at December 31, 2012.

On March 19, 2012, Smart issued Php5,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 21, 2022.  Proceeds from the issuance of these notes have been used primarily for Smart’s debt refinancing and capital expenditures. The aggregate amount of Php5,464 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at December 31, 2012.

On March 26, 2012, SPi signed a loan agreement amounting to US$15 million with Security Banking Corporation. Proceeds of the loan were used for working capital requirements. The loan is payable in 19 quarterly installments commencing on September 24, 2012, with final installment on March 27, 2017. The amount of US$13 million, or Php551 million, has been presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying consolidated financial statements for further discussion.

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with Land Bank of the Philippines to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012 and remained outstanding as at December 31, 2012.

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012 and remained outstanding as at December 31, 2012.

On May 29, 2012, Smart signed a US$50 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in nine equal semi-annual installments with the first installment due on May 29, 2013, with final installment on May 29, 2017. The facility was drawn on various dates in 2012 in the total amount of US$50 million. The amount of US$49 million, or Php2,025 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

On June 7, 2012, Smart signed a Php1,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a five-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 96% payable upon maturity. The amount of Php1,000 million was fully drawn on August 22, 2012 and remained outstanding as at December 31, 2012.

On June 27, 2012, DMPI signed a Php1,500 million seven-year fixed rate term loan facility with BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The facility has annual amortization payments equivalent to 1% of the outstanding principal amount with the balance payable on June 2019. First availment was made on June 29, 2012 amounting to Php700 million and the balance of Php800 million was subsequently drawn on September 24, 2012. The amount of Php1,500 million remained outstanding as at December 31, 2012.

On July 27, 2012, PLDT issued Php1,500 million seven-year fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. The notes are payable over seven years with an annual amortization of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 29, 2019. Proceeds from the facility were used to finance capital expenditures for network expansion and improvement. The amount of Php1,500 million remained outstanding as at December 31, 2012.

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity on October 9, 2019. The amount of Php200 million was fully drawn on October 9, 2012 and remained outstanding as at December 31, 2012.

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity. The facility was fully drawn on January 11, 2013.

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. Proceeds from the facility were used to refinance existing obligations the proceeds of which were used for capital expenditures for network expansion and improvement. The amount of Php8,800 million remained outstanding as at December 31, 2012.

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance to refinance PLDT’s loan obligations, the proceeds of which were utilized for service improvements and expansion programs.  The facility is payable in full upon maturity. The amount of Php1,000 million was drawn and remained outstanding as at December 31, 2012.

On November 22, 2012, PLDT issued Php6,200 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated November 20, 2012, comprised of Series A seven-year notes amounting to Php3,775 million and Series B ten-year notes amounting to Php2,425 million. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issued date and the balance payable upon maturity on November 22, 2022. Proceeds from the facility were used to refinance existing obligations, the proceeds of which were used for capital expenditures for network expansion and improvement. The amount of Php6,200 million remained outstanding as at December 31, 2012.

On December 17, 2012, Smart signed a Php3,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a seven-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 94% payable upon maturity. The amount of Php1,000 million was partially drawn on December 20, 2012 and remained outstanding as at December 31, 2012.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on January 6, 2018. No amount has been drawn under the facility.

As a result of the acquisition of Digitel, as discussed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel to the accompanying audited consolidated financial statements, PLDT assumed the obligations of JG Summit Holdings, Inc., or JGSHI, as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGSHI. These loans and guarantees contained certain representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGSHI by PLDT as guarantor under these loans. As at December 31, 2012, the outstanding balance of DMPI loans covered by PLDT guarantees is Php15,680 million. There are no outstanding Digitel loans covered by PLDT guarantees as at December 31, 2012.

Approximately Php66,007 million principal amount of our consolidated outstanding long-term debt as at December 31, 2012 is scheduled to mature over the period from 2013 to 2016. Of this amount, Php21,313 million is attributable to PLDT, Php30,725 million to Smart and Php13,969 million to the Digitel Group.

For a complete discussion of our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying audited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

As at December 31, 2012, we were in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying audited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in 2012 amounted to Php36,934 million as compared with Php41,598 million paid to shareholders in 2011.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2012 and 2011:

	Date		Amount
Earnings	Approved	Record	Payable		Per share	Total Declared
				(in millions, except per share
				amount)
2011
Common
Regular Dividend	August 2, 2011	August 31, 2011	September 27, 2011		78.00	14,567
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012		63.00	13,611
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012		48.00	10,371

					189.00	38,549

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)
	Various	Various	Various		–	49
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00	414
Charged to Retained Earnings						39,012

2012
Common
Regular Dividend	August 7, 2012	August 31, 2012	September 28, 2012		60.00	12,964
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013		60.00	12,963
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013		52.00	11,235

						37,162
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	November 6, 2012	November 20, 2012	December 15, 2012		–	49
10% Cumulative Convertible Preferred Stock	Various	Various	Various		1.00	–
Voting Preferred Stock	December 4, 2012	December 19, 2012	January 15, 2013			2
Charged to Retained Earnings						37,213

(1) Dividends were declared based on total amount paid up.

See Note 19 – Equity to the accompanying audited consolidated financial statements for further details.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

As part of our goal to maximize returns to our shareholders, in 2008, we obtained Board of Directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock. Under the share buyback program, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share as at December 31, 2012. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for 2012 and 2011. See to Note 8 – Earnings Per Common Share, Note 19 – Equity and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at December 31, 2012 and 2011, see Note 27 – Financial Assets and Liabilities – Liquidity Risks to the accompanying audited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php342 million and Php913 million as at December 31, 2012 and 2011, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at December 31, 2012 and September 30, 2012:

	Fair Values
	December 31,	September 30,
	2012	2012
	(Audited)	(Unaudited)
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial investments
Listed equity securities	89	89
Unlisted equity securities	5,562	5,556
Investments in debt securities	219	154
Advances and refundable deposits – net of current portion	912	920

Total noncurrent financial assets	6,782	6,719

Current Financial Assets
Cash and cash equivalents	37,161	38,634
Short-term investments	574	570
Trade and other receivables – net	16,379	17,389
Derivative financial assets	–	80
Current portion of investment in debt securities	150	376
Current portion of advances and refundable deposits	7,915	7,934

Total current financial assets	62,179	64,983

Total Financial Assets	68,961	71,702

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	110,440	112,388
Derivative financial liabilities	2,802	3,386
Customers’ deposits	2,200	2,126
Deferred credits and other noncurrent liabilities	18,176	17,041

Total noncurrent financial liabilities	133,618	134,941

Current Financial Liabilities
Accounts payable	29,027	25,042
Accrued expenses and other current liabilities	57,949	48,338
Interest-bearing financial liabilities	12,989	21,895
Derivative financial liabilities	418	1,247
Dividends payable	827	891

Total current financial liabilities	101,210	97,413

Total Financial Liabilities	234,828	232,354

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the year ended December 31, 2012 and for the nine months ended September 30, 2012:

	December 31,	September 30,
	2012	2012
	(in millions)
Profit and Loss
From continuing operations
Interest income	1,370	1,019
Losses on derivative financial instruments – net	(1,981)	(1,532)
Accretion on financial liabilities	(1,053)	(795)
Interest on loans and other related items	(6,343)	(4,678)
Discontinued operations
Interest income	16	12
Income on derivative financial instruments – net	28	28
Interest on loans and other related items	(24)	(23)
Other Comprehensive Income
Net fair value gains on cash flow hedges	92	1,352
Net gains on available-for-sale financial investments – net of tax	23	8

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2012 and 2011 was 3.1% and 4.8%, respectively. Moving forward, we currently expect inflation to increase, which may have an impact on our operations.

PART II – OTHER INFORMATION

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of initially approximately 51.6% of the outstanding capital stock of Digitel to PLDT. The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the divestment plan, as follows:

•	CURE will sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets. There will be a nine-month transition period to effect this first requirement; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits, or the Divestment Sale.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart;

(b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, its only remaining assets as at June 30, 2012 are its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through a sale of CURE’s shares of stock to the winning bidder. Smart also submitted CURE’s audited financial statements as at June 30, 2012 to the NTC.

Mandatory Tender Offer in connection with the Digitel Acquisition

Under the SRC, PLDT was required to conduct a mandatory tender offer for all the remaining Digitel shares held by the noncontrolling shareholders, in connection with PLDT’s acquisition of initially approximately 51.6% interest in Digitel from the seller-parties.  On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at a price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of noncontrolling Digitel shareholders, except for tendering shareholders residing outside the Philippines who will only be paid in cash.  The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. A total of 2,888 million shares were tendered by Digitel noncontrolling shareholders, representing approximately 94% of the shares held by the public. Of the shares tendered, 13% or 370 million Digitel shares were paid in cash for an aggregate amount of Php600 million, and 87% or 2,518 million Digitel shares were paid in PLDT common shares for a total of approximately 1.61 million PLDT common shares, which were issued on January 27, 2012.

Conversion of Exchangeable Bonds

On February 7, 2012, PLDT’s Board of Directors authorized the exchange of 78.4% of the 2014 Exchangeable Bonds issued by DCPL with redemption value of US$340 million, or Php14,641 million, in exchange for 14,641 million Digitel common shares. On May 8, 2012, PLDT’s Board of Directors authorized the exchange of the remaining 2014 Exchangeable Bonds with redemption value of US$27 million, or Php1,143 million, in exchange for 1,143 million Digitel common shares. The exchange was subject to the approval of the Philippine SEC of the increase in the authorized capital stock of Digitel, which approval was obtained on September 11, 2012.

As a result of the tender offer, the exchanges described above and PLDT’s purchase of Digitel common shares from the open market, PLDT held 99.54% of the outstanding capital of Digitel as at December 31, 2012.

Digitel’s Voluntary Delisting

On January 25, 2012, Digitel filed a petition for voluntary delisting of its shares with the Philippine Stock Exchange, or PSE, since its public ownership level had fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and the Digitel shares were delisted and ceased to be tradable on the PSE effective March 26, 2012.

PCEV’s Voluntary Delisting

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors created a special committee to review and evaluate the tender offer to be made by Smart, as the owner of 99.51% of the outstanding common shares of PCEV, to purchase the shares owned by the remaining noncontrolling shareholders representing 0.49% of the outstanding common stock of PCEV. Smart filed a Tender Offer Report with the Philippine SEC on March 15, 2012. The tender offer commenced on March 19, 2012 and ended on April 18, 2012, with approximately 25.1 million shares or 43.4% of PCEV’s noncontrolling shares tendered, thereby increasing Smart’s ownership to 99.7% of PCEV’s outstanding common stock at that time. The aggregate cost of the Tender Offer paid by Smart to noncontrolling shareholders on April 30, 2012 amounted to Php115 million. PCEV, on the other hand, filed with the PSE its petition for voluntary delisting on March 19, 2012. On April 25, 2012, the PSE approved the petition for voluntary delisting and PCEV’s shares were delisted and ceased to be tradable on the PSE effective May 18, 2012.

Decrease in PCEV’s Authorized Capital Stock/Increase in Par Value of PCEV’s Common Stock

Following the voluntary delisting of the shares of Common Stock of PCEV from the PSE on May 18, 2012, the Board of Directors and stockholders of PCEV approved on June 6, 2012 and July 31, 2012, respectively, the following: (1) the decrease in the authorized capital stock of PCEV from Php12,800 million, divided into three classes: 12,060 million shares of Common Stock with a par value of Php1.00 each; 120 million shares of Class I Preferred Stock with a par value of Php2.00 each; and 500 million shares of Class II Preferred Stock with a par value of Php1.00 each, to Php12,177 million, divided into three classes: 574 thousand shares of Common Stock with a par value of Php21,000.00 each; 33 million shares of Class I Preferred Stock with a par value of Php2.00 each; and 50 million shares of Class II Preferred Stock with a par value of Php1.00 each (the “Decrease in Authorized Capital Stock”); and (2) the amendments to the Seventh Article of the Articles of Incorporation of PCEV (the “Seventh Article”) consisting of the following: (1) decrease in the amount of the authorized capital stock from Php12,800 million to Php12,177 million; (2) increase in the par value of shares of Common Stock from Php1.00 to Php21,000.00 per share and decrease in the number of shares of Common Stock into which a portion of the authorized capital stock is divided from 12,060 million to 574 thousand shares; and (3) decrease in the number of shares of Preferred Stock into which a portion of the authorized capital stock is divided from 120 million to 33 million shares of Class I Preferred Stock and from 500 million to 50 million shares of Class II Preferred Stock (the “Amendments to the Articles”). The Decrease in Authorized Capital Stock and Amendments to the Articles were approved by the Philippine SEC on October 8, 2012 (the “Effective Date”).

As a result of the increase in the par value of the shares of PCEV Common Stock, each multiple of 21,000 shares of PCEV Common Stock, with a par value of Php1.00 per share prior to the Effective Date, will be reduced to one share, with a par value of Php21,000.00.  Shareholdings of less than 21,000 shares of PCEV Common Stock (the “Residual Shares”) which may not be replaced with a fractional share will be paid the fair value of such Residual Shares equivalent to Php4.50 per share.

Consequently, on the Effective Date, the number of outstanding shares of Common Stock of PCEV decreased to around 556 thousand from 11,683 million (exclusive of treasury shares).

As at December 31, 2012, PCEV’s outstanding shares of common stock was 556 thousand (exclusive of treasury shares) and the number of holders of such shares was 130. Smart’s percentage ownership in PCEV was 99.8% as at December 31, 2012.

PCEV’s Additional Investment in Beacon

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, Metro Pacific Investments Corporation, or MPIC, also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares of the same amount. The transfer of the Meralco shares was implemented by a cross sale through the PSE.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV sold 282.2 million Beacon preferred shares to MPIC for a total consideration of Php3,563 million. In this instance, the sale of Beacon preferred shares was deemed between non-related entities. Consequently, PCEV realized a portion of the deferred gain, amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for, or purchase, any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 15, 2012, PLDT and BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT, or the Subscriber, executed a Subscription Agreement pursuant to which PLDT agreed to issue to the Subscriber 150 million shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, subscribed at a subscription price of Php1.00 per share, or a total subscription price of Php150 million. The Board of Directors of PLDT authorized such subscription and issuance of Voting Preferred Shares to the Subscriber in its meeting held on October 12, 2012. Consequently, on October 16, 2012, PLDT issued 150 million Voting Preferred Shares to the Subscriber. Following the issuance of 150 million Voting Preferred Shares, the voting percentage of NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group were 12%, 15% and 5%, respectively, as at December 31, 2012. See “–– Matters Relating to Gamboa Case” below, Note 1 – Corporate Information, Note 19 – Equity – Voting Preferred Stock and Note 26 – Provisions and Contingencies – Matters Relating to Gamboa Case to the accompanying audited consolidated financial statements for further discussion.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the SIP Preferred Shares, and all such shares were redeemed and retired effective January 19, 2012, or the Redemption Date.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or the Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the Holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to Php2.3 billion for unclaimed dividends on SIP Preferred Shares, or a total amount of Php8.2 billion, to fund the redemption price of SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of Rizal Commercial Banking Corporation, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until

January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time to, PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock and all such shares were redeemed and retired effective on August 30, 2012.  The record date for purposes of determining the holders of the outstanding Series GG Shares subject to redemption, or Holders of Series GG Shares, was fixed on May 22, 2012.  In accordance with the terms and conditions of the Series GG Shares, the Holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php247 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php63 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with Rizal Commercial Banking Corporation, as Trustee, for the purpose of funding the payment of the Redemption Price of PLDT Series A to FF 10% Cumulative Convertible Preferred Stock.

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively,  were not surrendered for cancellation, the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

A total amount of Php279 million was withdrawn from the Trust Account, representing total payments on redemption as at December 31, 2012.  The balance of the Trust Account of Php7,884 million was presented as part of the current portion of advances and other noncurrent assets and the related redemption liability of the same amount was presented as part of accrued expenses and other current liabilities in our statement of financial position as at December 31, 2012.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007 effective on May 16, 2013. The record date for purpose of determining the holders of the outstanding Series HH shares issued in 2007 subject to redemption, or Holder of Series GG Shares issued in 2007, was fixed on February 14, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the Holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2012, or the Redemption Price of Series HH Shares issued in 2007.

PLDT expects to similarly redeem the outstanding shares of Series HH issued in 2008 and Series II 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

See Note 19 – Equity, Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities to the accompanying audited consolidated financial statements for further details.

Corporate Merger of mySecureSign, Inc. and ePLDT

In April 2012, the Board of Directors of mySecureSign, Inc., or MSSI, and ePLDT approved the plan of merger between MSSI and ePLDT, with ePLDT as the surviving company, in order to realize economies in operation and achieve greater efficiency in the management of their business. The merger was approved by two-thirds vote of MSSI and ePLDT’s stockholders on April 13, 2012 and April 27, 2012, respectively. On June 11, 2012, the Philippine SEC approved the plan and articles of merger. The merger has no impact on the audited consolidated financial statements of the PLDT Group.

Investment in PDRs of MediaQuest

On May 8, 2012, the PLDT Board of Directors approved a Php6 billion investment by ePLDT, in Philippine Depositary Receipts, or PDRs, to be issued by MediaQuest, a wholly-owned entity of the PLDT Beneficial Trust Fund, or BTF.

In June 2012, ePLDT made a deposit for future PDR subscription of Php4 billion in MediaQuest.  An additional deposit of Php1 billion each was made on July 6, 2012 and August 9, 2012.

The PLDT Board of Directors confirmed the investment in the MediaQuest PDRs, which will give ePLDT a 40% economic interest in Mediascape, Inc. As at March 5, 2013, the PDRs have not yet been issued.

MediaQuest is the parent company of Mediascape, Inc., which operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”.  Cignal TV is now the largest DTH Pay-TV operator in the Philippines, with over 440 thousand subscribers as at December 31, 2012.

On March 5, 2013, the PLDT Board of Directors approved a Php3.6 billion investment by ePLDT in another PDR to be issued by MediaQuest with Satventures, Inc., or Satventures, common shares as the underlying shares, which will give ePLDT a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Mediascape. On the same date, ePLDT was also authorized by the PLDT Board of Directors to invest in another PDR to be issued by MediaQuest with Hastings Holdings, Inc., or Hastings, common shares as underlying shares at a total subscription price of Php1.95 billion. Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including minority positions in the Philippine Star, the Philippine Daily Inquirer, and BusinessWorld. As a result of this investment, ePLDT will have a 100% economic interest in Hastings.

The PLDT Group’s financial investment in Mediascape is consistent with the PLDT Group’s overall strategy of broadening its distribution platforms and increase the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.  It mirrors as well similar investments in media assets by other leading telecommunications companies worldwide.

See Note 10 – Investments in Associates and Joint Ventures and Deposit – Deposit for Future PDRs Subscritpion to the accompanying audited consolidated financial statements for further discussion.

ePLDT’s Sale of Investment in Philweb

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares will be executed in four tranches, which will be completed by the end of 2013. Philweb shall have the unilateral option to accelerate the acquisition of the portion of the subject shares corresponding to the second to fourth tranches upon prior written notice of five days to ePLDT. The rights (including the rights to receive dividend) to the first to fourth tranches of the subject shares shall belong to Philweb after the closing of the sale of each tranche. The first tranche, which was transacted on July 13, 2012, was for 93.5 million common shares for a purchase price of Php1 billion. The first tranche payment is net of subscriptions payable of Php75 million.

On October 17, 2012, a Supplement to the Share Purchase Agreement was entered into wherein Philweb designated its wholly-owned subsidiary, Philweb Casino Corporation, or PCC, to act as the buyer of the second to fourth tranches and to make the second to fourth payments.

Subsequently, on October 18, 2012, a Second Supplement to the Share Purchase Agreement was agreed upon between Philweb, ePLDT and PCC, wherein PCC, as the designee of Philweb notified ePLDT of its desire to exercise its option to accelerate the acquisition of the portion of the Philweb shares corresponding to the second tranche from December 12, 2012 to October 18, 2012, or one day after the PSE approves the special block sale, whichever is later. The acquisition of the second tranche, which was for 93.5 million common shares for a purchase price of Php1 billion, was completed on October 22, 2012.

The third tranche will be paid on June 13, 2013 for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the third tranche. The fourth tranche will be paid on December 13, 2013 for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the fourth tranche.

See Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment of ePLDT in Philweb to the accompanying audited consolidated financial statements for further discussion.

ePLDT’s Acquisition of IP Converge Data Services, Inc.

On October 12, 2012, ePLDT, IP Ventures, Inc., and IPVG Employees, Inc., entered into a Sale and Purchase Agreement whereby ePLDT acquired 100% of the issued and outstanding capital stock of IPCDSI and advances to IPCDSI. The total acquisition cost is between Php700 million to Php800 million, depending on the achievement of certain financial targets for IPCDSI for full year 2012. The final purchase price will be determined upon issuance of the audited financial statements of IPCDSI for 2012. IPCDSI owns and operates two internet data centers in the country and provides enterprises with managed data services and cloud-based business solutions across a wide range of industries including IT solutions providers, gaming companies, e-learning and healthcare. IPCDSI is the country’s first and only Salesforce.com Cloud Alliance Partner providing Salesforce CRM licenses and consulting services to businesses. In addition, IPCDSI is also the country’s premier Google Enterprise Partner, allowing local organizations to adopt a cloud computing mindset and to ThinkOutCloudTM. Our investment in IPCDSI allows us to complete our multi-tiered data center product suite and expand our cloud solutions business.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In December 2012, ePLDT acquired an additional 3.63% equity interest in AGS from its minority shareholders for a consideration of Php3 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 97.1%.

Subsequently, in January 2013, ePLDT further acquired an additional 2.04% equity interest in AGS from its minority shareholders for a consideration of Php2 million, thereby increasing ePLDT’s ownership interest to 99.2%.

See Note 2 – Summary of Significant Accounting Policies to the accompanying audited consolidated financial statements for further discussion.

Matters Relating to Gamboa Case

On June 28, 2011, the Supreme Court of the Philippines promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. Al. (G.R. No. 176579), or the Gamboa Case, where the Court held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)” (the “Decision”). The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several Motions for Reconsideration of the Decision were filed by the parties.

While PLDT was not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital stock into preferred shares with full voting rights, or Voting Preferred Stock, and serial preferred shares without voting rights, and other conforming amendments, or the Amendments.  The Amendments were approved by the stockholders of PLDT on March 22, 2012 and by the Philippine SEC on June 5, 2012.

On October 9, 2012, the Supreme Court denied with finality the Motions for Reconsideration filed by the parties to the Gamboa Case. On October 18, 2012, the Decision became final and executory.

On October 12, 2012, the Board of Directors approved the specific rights, terms and conditions of the Voting Preferred Stock and authorized the subscription and issuance thereof to BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT, or the Subscriber. On October 15, 2012, PLDT and the Subscriber executed a Subscription Agreement pursuant to which PLDT agreed to issue to the Subscriber 150 million Voting Preferred Shares subscribed at a subscription price of Php1.00 per share, or a subscription price of Php150 million. PLDT issued the said shares to BTFHI upon full payment of the subscription price on October 16, 2012. As a result of the issuance of the Voting Preferred Shares, PLDT’s foreign ownership decreased from 58.4% of outstanding common shares as at October 15, 2012 to 34.5% of outstanding Voting Stocks (Common Stock and Voting Preferred Stock) as at October 16, 2012.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 –Related Party Transactions to the accompanying audited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at December 31, 2012:

			31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
		(in millions)
Retail subscribers	10,568	2,164	880	265	7,259
Corporate subscribers	8,100	1,155	953	567	5,425
Foreign administrations	4,960	828	1,148	857	2,127
Domestic carriers	1,707	261	174	145	1,127
Dealers, agents and others	4,334	2,966	518	19	831
Total	29,669	7,374	3,673	1,853	16,769

Less: Allowance for doubtful accounts.	13,290
Total Receivables — net	16,379

ANNEX II – FINANCIAL SOUNDNESS INDICATORS

The following table shows our financial soundness indicators as at December 31, 2012 and 2011:

	2012	2011
Current Ratio(1)	0.69:1.0	0.61:1.0
Net Debt to Equity Ratio(2)	0.52:1.0	0.47:1.0
Net Debt to EBITDA Ratio(3)	1.01:1.0	1.47:1.0
Asset to Equity Ratio(4)	2.75:1.0	2.63:1.0
Interest Coverage Ratio(5)	7.41:1.0	7.59:1.0
Profit Margin(6)	21%	20%
Return on Assets(7)	9%	9%
Return on Equity(8)	24%	25%
EBITDA Margin(9)	48%	55%

(1)	Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)

(2)	Net Debt to equity ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by total equity.

(3)	Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by EBITDA for the year.

(4) Asset to equity ratio is measured as total assets divided by total equity.
(5) Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the year, divided by total financing cost for the year.
(6) Profit margin is derived by dividing net income for the year with total revenues for the year.
(7) Return on assets is measured as net income for the year divided by average total assets.
(8) Return on Equity is measured as net income for the year divided by average total equity.
(9) EBITDA margin for the year is measured as EBITDA divided by service revenues for the year.

EBITDA for the year is measured as net income for the year excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associated and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) for the year.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the fourth quarter of 2012 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTAN	CE TELEPHON	E COMPANY

Signature and Title: /s/	Napoleon L	. Nazareno—

Napoleon L	. Nazareno	/sc>
President and Chie	f Executive	Officer
Signature and Title:	/s/ Anabell	e Lim-Chua—

Anabelle	Lim-Chua	c>
Senior Vice Presi	dent and Tr	easurer
(Principal Financ	ial Officer	)
Signature and Title: /s/ J	une Cheryl	A. Cabal-Revilla—

June Cheryl A.	Cabal-Revi	lla
First Vice Presid	ent and Con	troller
(Principal Accoun	ting Office	r )
Date: March 5, 2013

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2012 AND 2011
AND FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

AND

INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT

The Stockholders and the Board of Directors
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue, Makati City

We have audited the accompanying consolidated financial statements of Philippine Long Distance Telephone Company and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Philippine Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and its subsidiaries as at December 31, 2012 and 2011, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2012 in accordance with Philippine Financial Reporting Standards.

SYCIP GORRES VELAYO & CO.

/s/Marydith C. Miguel
Marydith C. Miguel
Partner
CPA Certificate No. 65556
SEC Accreditation No. 0087-AR-3 (Group A),

January 18,, 2013, valid until January 17, 2016

Tax Identification No. 102-092-270
BIR Accreditation No. 08-001998-55-2012,

April 11, 2012, valid until April 10, 2015

PTR No. 3670001, January 2, 2013, Makati City

March 5, 2013PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2012 and 2011
(in million pesos, except par value per share amounts and number of shares)

	2012	2011
(As Adjusted*)
ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 12 and 20)	200,078	200,142
Investments in associates and joint ventures and deposit (Notes 3, 4, 5, 10 and 24)	27,077	17,865
Available-for-sale financial investments (Notes 6, 10 and 27)	5,651	7,181
Investment in debt securities and other long-term investments – net of current portion (Notes 11 and 27)	205	150
Investment properties (Notes 3, 6, 9 and 12)	712	1,115
Goodwill and intangible assets (Notes 3, 4, 5, 14 and 21)	74,250	83,303
Deferred income tax assets – net (Notes 3, 4 and 7)	5,483	5,975
Prepayments – net of current portion (Notes 3, 5, 18, 24 and 25)	10,893	8,869
Advances and other noncurrent assets – net of current portion (Note 27)	1,376	1,340

Total Noncurrent Assets	325,725	325,940

Current Assets
Cash and cash equivalents (Notes 15 and 27)	37,161	46,057
Short-term investments (Note 27)	574	558
Trade and other receivables (Notes 3, 5, 16, 18 and 24)	16,379	16,245
Inventories and supplies (Notes 3, 4, 5 and 17)	3,467	3,827
Derivative financial assets (Note 27)	–	366
Current portion of investment in debt securities and other long-term investments (Notes 11 and 27)	150	358
Current portion of prepayments (Note 18)	5,144	6,345
Current portion of advances and other noncurrent assets (Notes 19, 27 and 28)	8,116	126

	70,991	73,882
Assets classified as held-for-sale (Notes 2 and 10)	13,752	–

Total Current Assets	84,743	73,882

TOTAL ASSETS	410,468	399,822

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock, Php10 par value per share, authorized - 807,500,000 shares; issued and outstanding - 36,002,970 shares as at December 31, 2012 and 441,912,370 shares as at December 31, 2011 (Notes 8, 19, 27 and 28)	360	4,419
Voting preferred stock, Php1 par value per share, authorized, issued and outstanding - 150,000,000 shares as at December 31, 2012 (Note 19)	150	–
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 218,779,886 shares and outstanding - 216,055,775 shares as at December 31, 2012; and issued - 217,160,444 shares and outstanding - 214,436,333 shares as at December 31, 2011 (Notes 8, 19, 27 and 28)	1,093	1,085
Treasury stock - 2,724,111 shares as at December 31, 2012 and 2011 (Notes 8, 19 and 27)	(6,505)	(6,505)
Capital in excess of par value	130,566	127,246
Retained earnings (Note 19)	24,794	26,232
Other comprehensive income (Note 6)	790	(644)
Reserves of a disposal group classified as held-for-sale (Note 2)	(2,188)	–

Total Equity Attributable to Equity Holders of PLDT (Note 27)	149,060	151,833
Noncontrolling interests (Note 6)	182	386

TOTAL EQUITY	149,242	152,219

*	Certain amounts shown here do not correspond to the 2011 consolidated financial statements and reflect adjustments made as detailed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
As at December 31, 2012 and 2011
(in million pesos)

	2012	2011
(As Adjusted *)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 20, 23 and 27)	102,821	91,280
Deferred income tax liabilities – net (Notes 3, 4 and 7)	5,713	7,078
Derivative financial liabilities (Note 27)	2,802	2,235
Customers’ deposits (Note 27)	2,529	2,272
Pension and other employee benefits (Notes 3, 5, 23 and 25)	1,822	609
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 21, 23, 27 and 28)	21,950	22,642

Total Noncurrent Liabilities	137,637	126,116

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 27)	30,451	29,554
Accrued expenses and other current liabilities (Notes 3, 10, 14, 19, 20, 21, 23, 24, 25, 26, 27 and 28)	72,911	58,271
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 20, 23 and 27)	12,989	26,009
Provision for claims and assessments (Notes 3 and 26)	1,555	1,555
Dividends payable (Notes 19 and 27)	827	2,583
Derivative financial liabilities (Note 27)	418	924
Income tax payable (Note 7)	1,809	2,591

	120,960	121,487
Liabilities directly associated with assets classified as held-for-sale (Note 2)	2,629	–

Total Current Liabilities	123,589	121,487

TOTAL LIABILITIES	261,226	247,603

TOTAL EQUITY AND LIABILITIES	410,468	399,822

*	Certain amounts shown here do not correspond to the 2011 consolidated financial statements and reflect adjustments made as detailed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2012, 2011 and 2010
(in million pesos, except earnings per common share amounts)

	2012	2011	2010
		(As Adjusted *)

REVENUES
Service revenues (Notes 2, 3 and 4)	160,189	145,834	148,597
Non-service revenues (Notes 3, 4 and 5)	3,295	2,645	2,217

	163,484	148,479	150,814

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	32,354	27,539	25,881
Compensation and employee benefits (Notes 3, 5 and 25)	23,042	15,089	19,148
Repairs and maintenance (Notes 12, 17 and 24)	12,604	10,053	9,087
Interconnection costs (Note 2)	11,556	12,586	13,928
Selling and promotions (Note 24)	9,708	7,807	5,244
Cost of sales (Notes 5, 17 and 24)	8,747	5,443	4,771
Rent (Notes 3, 24 and 27)	5,860	3,938	3,699
Professional and other contracted services (Note 24)	5,361	5,143	4,462
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	5,286	10,200	1,420
Taxes and licenses (Note 26)	3,506	3,554	2,508
Communication, training and travel	2,042	1,645	1,535
Insurance and security services (Note 24)	1,564	1,326	1,193
Amortization of intangible assets (Notes 3, 4 and 14)	921	117	163
Other expenses (Note 24)	1,472	1,662	1,637

	124,023	106,102	94,676

	39,461	42,377	56,138

OTHER INCOME (EXPENSES)
Foreign exchange gains (losses) – net (Notes 4, 9 and 27)	3,282	(735)	1,850
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	1,538	2,035	1,408
Interest income (Notes 4, 5, 11 and 15)	1,354	1,357	1,180
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	(2,009)	201	(1,741)
Financing costs – net (Notes 4, 5, 9, 20 and 27)	(6,876)	(6,454)	(6,530)
Other income (Notes 4 and 18)	6,003	2,947	1,929

	3,292	(649)	(1,904)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS (Note 4)	42,753	41,728	54,234
PROVISION FOR INCOME TAX (Notes 2, 3, 4 and 7)	8,012	10,922	13,490

NET INCOME FROM CONTINUING OPERATIONS (Note 4)	34,741	30,806	40,744
INCOME (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS (Notes 2 and 4)	660	831	(485)

NET INCOME (Note 4)	35,401	31,637	40,259

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	35,454	31,697	40,217
Noncontrolling interests (Notes 4 and 8)	(53)	(60)	42

	35,401	31,637	40,259

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	163.86	163.24	212.85
Diluted	163.86	163.10	212.85

Earnings Per Share for Continuing Operations Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	160.80	158.90	215.45
Diluted	160.80	158.77	215.45

*	Certain amounts shown here do not correspond to the 2011 and 2010 consolidated financial statements and reflect adjustments made as detailed in Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2012, 2011 and 2010
(in million pesos)

	2012	2011	2010
NET INCOME (Note 4)	35,401	31,637	40,259
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Net fair value gains on cash flow hedges (Note 27)	92	14	–
Net gains on available-for-sale financial investments (Note 10):	23	3	22
Gains from changes in fair value recognized during the year (Note 10)	25	3	23
Income tax related to fair value adjustments charged directly to equity	(2)	–	(4)
Losses removed from other comprehensive income taken to income	–	–	3
Revaluation increment on investment properties (Notes 9 and 12):	31	–	314
Income tax related to revaluation of increment charged directly to equity	32	–	(135)
Fair value adjustment of property, plant and equipment transferred to investment properties during the year	1	–	449
Depreciation of revaluation increment in investment property transferred to property, plant and equipment	(2)	–	–
Foreign currency translation differences of subsidiaries	(795)	624	(761)
Total Other Comprehensive Income (Loss)	(649)	641	(425)
TOTAL COMPREHENSIVE INCOME	34,752	32,278	39,834

ATTRIBUTABLE TO:
Equity holders of PLDT	34,805	32,329	39,958
Noncontrolling interests	(53)	(51)	(124)

	34,752	32,278	39,834

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2012, 2011 and 2010
(in million pesos)

							Reserves of a	Total Equity
							Disposal Group	Attributable to
		Common		Capital in Excess of		Other Comprehensive	Classified as	Equity Holders	Noncontrolling	Total
	Preferred Stock	Stock	Treasury Stock	Par Value	Retained Earnings	Income	Held-for-Sale	of PLDT	Interests	Equity
Balances as at January 1, 2012	4,419	1,085	(6,505)	127,246	26,232	(644)	–	151,833	386	152,219
Total comprehensive income:	–	–	–	–	35,454	(649)	–	34,805	(53)	34,752
Net income (Notes 4 and 8)	–	–	–	–	35,454	–	–	35,454	(53)	35,401
Other comprehensive income (Note 6)	–	–	–	–	–	(649)	–	(649)	–	(649)
Cash dividends (Note 19)	–	–	–	–	(36,997)	–	–	(36,997)	(7)	(37,004)
Issuance of capital stock – net of conversion (Note 19)	120	8	–	4,423	–	–	–	4,551	–	4,551
Redemption of preferred shares (Note 19)	(4,029)	–	–	–	–	–	–	(4,029)	–	(4,029)
Revaluation increment removed from other comprehensive income taken to retained earnings	–	–	–	–	105	(105)	–	–	–	–
Discontinued operations (Note 2)	–	–	–	–	–	2,188	(2,188)	–	–	–
Acquisition and dilution of noncontrolling interests (Notes 2 and 13)	–	–	–	(1,103)	–	–	–	(1,103)	(144)	(1,247)
Balances as at December 31, 2012	510	1,093	(6,505)	130,566	24,794	790	(2,188)	149,060	182	149,242

Balances as at January 1, 2011	4,419	947	(6,505)	62,890	36,594	(1,276)	–	97,069	316	97,385
Total comprehensive income:	–	–	–	–	31,697	632	–	32,329	(51)	32,278
Net income (Notes 4 and 8)	–	–	–	–	31,697	–	–	31,697	(60)	31,637
Other comprehensive loss (Note 6)	–	–	–	–	–	632	–	632	9	641
Cash dividends (Note 19)	–	–	–	–	(42,059)	–	–	(42,059)	(8)	(42,067)
Issuance of capital stock – net of conversion (Note 19)	–	138	–	64,356	–	–	–	64,494	–	64,494
Others (Notes 2 and 13)	–	–	–	–	–	–	–	–	129	129

Balances as at December 31, 2011	4,419	1,085	(6,505)	127,246	26,232	(644)	–	151,833	386	152,219

Balances as at January 1, 2010	4,416	947	(6,405)	62,890	37,744	(1,017)	–	98,575	550	99,125
Total comprehensive income:	–	–	–	–	40,217	(259)	–	39,958	(124)	39,834
Net income (Notes 4 and 8)	–	–	–	–	40,217	–	–	40,217	42	40,259
Other comprehensive income (Note 6)	–	–	–	–	–	(259)	–	(259)	(166)	(425)
Cash dividends (Note 19)	–	–	–	–	(41,367)	–	–	(41,367)	(50)	(41,417)
Issuance of capital stock – net of conversion (Note 19)	3	–	–	–	–	–	–	3	–	3
Acquisition of treasury stocks (Notes 2, 8, 19 and 27)	–	–	(100)	–	–	–	–	(100)	–	(100)
Others (Notes 2 and 13)	–	–	–	–	–	–	–	–	(60)	(60)

Balances as at December 31, 2010	4,419	947	(6,505)	62,890	36,594	(1,276)	–	97,069	316	97,385

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2011 and 2010
(in million pesos)

	2012	2011	2010
		(As Adjusted *)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax from continuing operations	42,753	41,728	54,234
Income (loss) before income tax from discontinued operations (Note 2)	1,088	949	(549)

Income before income tax (Note 4)	43,841	42,677	53,685
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	32,820	27,957	26,277
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 27)	5,430	5,312	5,471
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	5,289	10,209	2,438
Losses (gains) on derivative financial instruments – net (Notes 4 and 27)	1,981	(197)	1,741
Incentive plans (Notes 3, 5 and 25)	1,598	38	1,392
Amortization of intangible assets (Notes 3 and 14)	1,101	264	388
Accretion on financial liabilities – net (Notes 5, 20 and 27)	1,053	1,062	1,177
Pension benefit costs (income) (Notes 3, 5 and 25)	127	(38)	236
Gains on disposal of property, plant and equipment (Note 9)	(51)	(172)	(913)
Interest income (Notes 4, 5 and 15)	(1,370)	(1,372)	(1,200)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(1,538)	(2,035)	(1,408)
Gains on disposal of net assets held-for-sale (Note 10)	(1,760)	–	–
Gain on disposal of available-for-sale financial investments (Note 10)	(2,015)	–	–
Foreign exchange losses (gains) – net (Notes 4, 9 and 27)	(3,243)	744	(1,807)
Others	(1,170)	(1,961)	(352)

Operating income before changes in assets and liabilities	82,093	82,488	87,125
Decrease (increase) in:
Trade and other receivables	(8,338)	2,064	(3,132)
Inventories and supplies	386	(1,017)	89
Prepayments	97	(539)	(146)
Advances and other noncurrent assets	(108)	51	(15)
Increase (decrease) in:
Accounts payable	6,140	904	6,407
Accrued expenses and other current liabilities	12,399	7,011	3,722
Pension and other employee benefits	(2,245)	(236)	(4,603)
Customers’ deposits	257	45	57
Other noncurrent liabilities	(205)	12	50

Net cash flows generated from operations	90,476	90,783	89,554
Income taxes paid	(10,106)	(11,574)	(12,294)

Net cash flows from operating activities	80,370	79,209	77,260

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,294	1,359	1,165
Dividends received (Note 10)	784	520	534
Proceeds from:
Disposal of available-for-sale investments	3,567	1	10
Disposal of investment in net assets held-for-sale (Note 10)	1,913	–	–
Maturity of investment in debt securities	380	–	409
Disposal of property, plant and equipment (Note 9)	199	523	859
Disposal of investment properties (Note 12)	108	1	89
Disposal of investments in associates (Note 10)	–	15,136	–
Cash acquired – net of payment for purchase of investment (Note 13)	–	1,928	–
Maturity of short-term investments	–	315	6,256
Disposal of investments in subsidiaries – net of cash of deconsolidated subsidiaries (Note 2)	–	218	–

	8,245	20,001	9,322

*	Certain amounts shown here do not correspond to the 2011 and 2010 consolidated financial statements and reflect adjustments made as detailed in Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2012, 2011 and 2010
(in million pesos)

	2012	2011	2010
		(As Adjusted *)

Payments for:
Acquisition of available-for-sale investments (Note 10)	(4)	(15,179)	(2)
Purchase of short-term investments	(22)	(246)	(3,114)
Purchase of investment in debt securities	(208)	–	(403)
Purchase of investments in associates and joint ventures (Note 10)	(2,955)	(155)	–
Purchase of subsidiaries – net of cash acquired (Note 13)	(1,545)	(977)	(188)
Deposit for future PDRs subscription (Note 10)	(6,000)	–	–
Acquisition of intangibles (Note 4)	–	(2)	(13)
Contingent consideration arising from business combinations (Note 23)	–	(1,910)	–
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 27)	(914)	(648)	(710)
Additions to property, plant and equipment (Notes 4 and 9)	(35,482)	(30,559)	(28,056)
Decrease in advances and other noncurrent assets	(173)	(122)	(119)
Decrease in notes receivable	–	85	–
Net cash flows used in investing activities	(39,058)	(29,712)	(23,283)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 20)	50,319	17,464	7,246
Availments of long-term financing for capital expenditures	–	2,880	75
Notes payable (Note 20)	1,825	2,136	–
Issuance of capital stock	227	2	3
Payments for:
Obligations under finance leases	(12)	(33)	(29)
Redemption of shares	(62)	–	–
Debt issuance costs (Note 20)	(121)	(42)	(111)
Redemption of liabilities	(289)	–	–
Derivative financial instruments (Note 27)	(1,126)	(632)	(1,095)
Notes payable (Note 20)	(4,727)	(390)	(2,274)
Interest – net of capitalized portion (Notes 5, 20 and 27)	(5,355)	(5,325)	(5,580)
Trust fund for redemption of shares (Note 19)	(5,561)	–	–
Long-term financing for capital expenditures	(1,471)	–	–
Cash dividends (Note 19)	(36,934)	(41,598)	(41,080)
Long-term debt (Note 20)	(45,341)	(14,666)	(12,371)
Acquisition of treasury shares (Notes 8, 19 and 27)	–	–	(106)
Net cash flows used in financing activities	(48,628)	(40,204)	(55,322)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(445)	86	(296)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,761)	9,379	(1,641)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	46,057	36,678	38,319

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	38,296	46,057	36,678
Discontinued operations (Note 2)	1,135	–	–
Continuing operations	37,161	46,057	36,678

*	Certain amounts shown here do not correspond to the 2011 and 2010 consolidated financial statements and reflect adjustments made as detailed in Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common             shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2012.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2012. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and certain other seller-parties.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at December 31, 2012, the JG Summit Group owned approximately 8% of PLDT’s outstanding common shares. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

On October 15, 2012, PLDT and BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT, or the Subscriber, executed a Subscription Agreement pursuant to which PLDT agreed to issue to the Subscriber 150 million shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, subscribed at a subscription price of Php1.00 per share, or a total subscription price of Php150 million. The Board of Directors of PLDT authorized such subscription and issuance of Voting Preferred Shares to the Subscriber in its meeting held on October 12, 2012. Consequently, on October 16, 2012, PLDT issued 150 million Voting Preferred Shares to the Subscriber. Following the issuance of 150 million Voting Preferred Shares, the voting percentage of NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group were 12%, 15% and 5%, respectively, as at December 31, 2012. See Note 19 – Equity – Voting Preferred Stock and Note 26 – Provisions and Contingencies – Matters Relating to Gamboa Case.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On
October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There are approximately 47 million ADSs outstanding as at December 31, 2012.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three principal business segments, wireless, fixed line and business process outsourcing, or BPO, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 were approved and authorized for issuance by the Board of Directors on March 5, 2013 as reviewed and recommended for approval by the Audit Committee, on March 4, 2013.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS. PLDT files a separate financial statements of the Parent Company with the Philippine Securities and Exchange Commission, or Philippine SEC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments and investment properties that have been measured at fair values.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2012 and 2011:

			Percentage of Ownership
	Place of		2 0 1 2		2 0 1 1

Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	–	100.0	–
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI	Group	Philippines	Internet broadband distribution services	–	100.0	–	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	–	100.0	–	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	–	100.0	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0	–	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of	–	100.0	–	100.0
		debit and/or charge cards
Smarthub, Inc., or SHI	Philippines	Software development and sale of	–	100.0	–	100.0
		maintenance and support services
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	–	100.0	–	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	–	100.0	–	100.0
Far East Capital Limited, or FECL, and Subsidiary, or	Cayman Islands	Cost effective offshore financing and risk	–	100.0	–	100.0
FECL Group		management activities for Smart
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	–	100.0	–	100.0

Francom Holdings, Inc., or FHI:	Philippines	Investment company	–	100.0	–	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	–	100.0	–	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or	British Virgin	Mobile applications development and	–	100.0	–	100.0
Chikka Group	Islands	services; Content provider
Smarthub Pte. Ltd., or SHPL:	Singapore	Investment company	–	100.0	–	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and	–	100.0	–	100.0
		Global System for Mobile Communication, or GSM, enabled global telecommunications
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0	–	85.0
Telesat, Inc., or Telesat(a)	Philippines	Satellite communications services	100.0	–	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS	Philippines	Satellite information and messaging services	88.5	11.5	85.0	11.5
Philippines
Mabuhay Investment Corporation	Philippines	Investment company	67.0	–	67.0	–
(formerly Mabuhay Satellite Corporation), or	MIC(b)
Digitel Mobile Philippines, Inc., or DMPI,	a wholly-owned subsidiary of Digitel	Philippines	Cellular mobile services	–	99.5	–	70.2
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–	100.0	–
PLDT Global Corporation, or PLDT Global, and Subsidiaries,	British Virgin	or PLDT Global Group	Islands	Telecommunications services	100.0	–	100.0	–
Smart-NTT Multimedia, Inc., or SNMI(a)	Philippines	Data and network services	100.0	–	100.0	–
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom	Philippines	Telecommunications services	100.0	–	100.0	–
Group
ePLDT, Inc., or ePLDT(c):	Philippines	Information and communications	100.0	–	100.0	–
		infrastructure for internet-based services, e-commerce, customer relationship management and information technology, or IT, related services
IPConverge Data Services, Inc., or IPCDSI(d)	Philippines	Information and communications	–	100.0	–	–
		infrastructure for internet-based services, e-commerce, customer relationship, management and IT related services
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or	Philippines	Internet-based purchasing, IT consulting	–	97.1	–	93.5
AGS Group(e)		and professional services
		Bills printing and other related	ePDS, Inc., or ePDS	Philippines	value-added services, or VAS	–	67.0	–	67.0
netGames, Inc., or netGames(f)	Philippines	Gaming support services	–	57.5	–	57.5
Digitel:	Philippines	Telecommunications services	99.5	–	70.2	–
Digitel Capital Philippines Ltd., or DCPL(g)	British Virgin	Telecommunications services	–	99.5	–	70.2
	Islands
Digitel Information Technology Services, Inc. or	Philippines	Internet services	–	99.5	–	70.2
DITSI(h)
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	–	97.8	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and	75.0	–	75.0	–
		related VAS
Pilipinas Global Network Limited, or PGNL,	British Virgin	International distributor of Filipino	60.0	–	60.0	–
and Subsidiaries	Islands	channels and content
BPO(i)
SPi Global Holdings, Inc., or SPi Global:	Philippines	Investment company	100.0	–	100.0	–
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi	Philippines	Knowledge processing solutions	–	100.0	–	100.0
Group
SPi CRM, Inc., or SPi CRM	Philippines	Customer relationship management	–	100.0	–	100.0
SPi Global Investments Limited, or SGIL,	British Virgin	General administration, planning and	–	100.0	–	–
and Subsidiaries, or SGIL Group(j)	Islands	corporate services to its affiliates, subsidiaries and branches
Infocom Technologies, Inc., or Infocom	Philippines	Customer relationship management	–	99.6	–	99.6
Others
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	–	99.8	–	99.5

(a)	Ceased commercial operations.

(b)	Ceased commercial operations, however, on January 13, 2012, the Philippine SEC approved the amendment of MIC’s Articles of Incorporation changing its name from Mabuhay Satellite Corporation to Mabuhay Investments Corporation and its primary purpose from satellite communication to holding company.

(c)	On June 11, 2012, MySecureSign, or MSSI, and ePLDT were merged, wherein ePLDT became the surviving company.

(d)	On October 12, 2012, ePLDT acquired 100% equity interest in IPCDSI.

(e)	In December 2012, ePLDT acquired an additional 3.6% equity interest in AGS from its minority shareholders for a consideration of Php3 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 97.1%.

(f) (g) (h)	Ceased commercial operations in January 2013. Liquidated in January 2013. Approved for liquidation in June 2013.

(i)	On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, thus, the BPO segment was classified as a disposal group held-for-sale and discontinued operations. See – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Discontinued Operations.

(j)	On March 8, 2012, SGIL was incorporated in British Virgin Islands to provide regional support services to SPi Global and Subsidiaries. On July 25, 2012, SGIL through its subsidiary, SPi Global Shared Services Pte. Ltd. was registered to Philippine SEC as a multinational company to establish its regional operating headquarters in the Philippines.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

PCEV’s Common Stock

PCEV’s Board of Directors approved three share buyback programs during its meetings on November 3, 2008, March 2, 2009 and August 3, 2009. For all three programs, the buyback was done through the trading facilities of the PSE through open market purchases, block trades or other modes, subject to compliance with applicable laws, rules and regulations. All share buyback programs have been completed and as at December 31, 2012 and 2011, with cumulative shares repurchased totaling 86.6 million at an aggregate cost of Php620 million.

The share buyback was accounted for as acquisition of noncontrolling interest and therefore an equity transaction wherein the difference between the consideration paid and proportionate carrying value is recognized as an adjustment to capital in excess of par value.

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to be made by Smart, as the owner of 99.51% of the outstanding common shares of PCEV, to purchase the shares owned by the remaining noncontrolling shareholders representing 0.49% of the outstanding common stock of PCEV. Smart filed a Tender Offer Report with the Philippine SEC on March 15, 2012. The Tender Offer commenced on March 19, 2012 and ended on April 18, 2012, where approximately 25.1 million shares or 43.4% of PCEV’s noncontrolling shares tendered, thereby increasing Smart’s ownership to 99.7% of the outstanding common stock of PCEV at that time. The aggregate cost of the Tender Offer paid by Smart to noncontrolling shareholders on April 30, 2012 amounted to Php115 million. PCEV, on the other hand, filed with the PSE its petition for voluntary delisting on March 19, 2012. On April 25, 2012, the PSE approved the petition for Voluntary Delisting and PCEV’s             shares were delisted and ceased to be tradable on the PSE effective May 18, 2012.

Following the voluntary delisting of the shares of Common Stock of PCEV from the PSE on May 18, 2012, the Board of Directors and stockholders of PCEV approved on June 6, 2012 and July 31, 2012, respectively, the following: (1) the decrease in the authorized capital stock of PCEV from Php12,800 million, divided into three classes: 12,060 million shares of Common Stock with a par value of Php1.00 each; 120 million shares of Class I Preferred Stock with a par value of Php2.00 each; and 500 million shares of Class II Preferred Stock with a par value of Php1.00 each, to Php12,177 million, divided into three classes: 574 thousand shares of Common Stock with a par value of Php21,000.00 each; 33 million shares of Class I Preferred Stock with a par value of Php2.00 each; and 50 million shares of Class II Preferred Stock with a par value of Php1.00 each (the “Decrease in Authorized Capital Stock”); and (2) the amendments to the Seventh Article of the Articles of Incorporation of PCEV (the “Seventh Article”) consisting of the following: (1) decrease in the amount of the authorized capital stock from Php12,800 million to Php12,177 million; (2) increase in the par value of shares of Common Stock from Php1.00 to Php21,000.00 per share and decrease in the number of shares of Common Stock into which a portion of the authorized capital stock is divided from 12,060 million to 574 thousand shares; and (3) decrease in the number of shares of Preferred Stock into which a portion of the authorized capital stock is divided from 120 million to 33 million shares of Class I Preferred Stock and from 500 million to 50 million shares of Class II Preferred Stock (the “Amendments to the Articles”). The Decrease in Authorized Capital Stock and Amendments to the Articles were approved by the Philippine SEC on October 8, 2012 (the “Effective Date”).

As a result of the increase in the par value of the shares of PCEV Common Stock, each multiple of 21,000 shares of PCEV Common Stock, with a par value of Php1.00 per share prior to the Effective Date, was reduced to one share, with a par value of Php21,000.00. Shareholdings of less than 21,000 shares of PCEV Common Stock (the “Residual Shares”) which may not be replaced with a fractional share were paid the fair value of such Residual Shares equivalent to Php4.50 per share, which is the same as the tender offer price paid by Smart during the last tender offer conducted from March 19 to April 18, 2012.

Consequently, on the Effective Date, the number of outstanding shares of Common Stock of PCEV decreased to around 556 thousand from 11,683 million (exclusive of treasury shares). As at December 31, 2012, PCEV’s outstanding shares of common stock was 556 thousand (exclusive of treasury shares) and the number of holders of such shares was 130. Smart’s percentage ownership in PCEV was 99.8% as at December 31, 2012.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of initially approximately 51.6% of the outstanding capital stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE will sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets. There will be a nine-month transition period to effect this first requirement; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits, or the Divestment Sale.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, its only remaining assets as at June 30, 2012 are its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through a sale of CURE’s shares of stock to the winning bidder. Smart also submitted CURE’s audited financial statements as at June 30, 2012 to the NTC.

The divestment of CURE-related franchise and licenses qualifies as noncurrent assets held-for-sale as at December 31, 2012 but was not presented separately in our consolidated statement of financial position as the carrying amounts are not material.

Corporate Merger of MSSI and ePLDT

In April 2012, the Board of Directors of MSSI and ePLDT approved the plan of merger between MSSI and ePLDT, with ePLDT as the surviving company, in order to realize economies in operation and achieve greater efficiency in the management of their business. The merger was approved by two-thirds vote of MSSI and ePLDT’s stockholders on April 13, 2012 and April 27, 2012, respectively. On June 11, 2012, the Philippine SEC approved the plan and articles of merger. The merger has no impact on our consolidated financial statements.

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT and IP Ventures, Inc., or IPVI, and IPVG Employees, Inc., or IEI, entered into a Sale and Purchase Agreement whereby ePLDT acquired 100% of the issued and outstanding capital stock of IPCDSI and advances to IPCDSI. The total acquisition cost is between Php700 million to Php800 million, depending on the achievement of certain financial targets for IPCDSI for full year 2012. The final purchase price will be determined upon issuance of the audited financial statements of IPCDSI for 2012. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – ePLDT’s Acquisition of IPCDSI.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In December 2012, ePLDT acquired an additional 3.63% equity interest in AGS from its minority shareholders for a consideration of Php3 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 97.1%.

Subsequently, in January 2013, ePLDT further acquired an additional 2.04% equity interest in AGS from its minority shareholders for a consideration of Php2 million, thereby increasing ePLDT’s ownership interest to 99.2%.

Discontinued Operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as a disposal group held-for-sale and discontinued operations. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment is available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had a plan to sell the BPO segment and had entered into preliminary negotiations with a potential buyer. Should negotiation with the party not lead to a sale, a number of potential buyers have been identified; and (3) the Board of Directors expect negotiations to be finalized and the sale to be completed by the first quarter of 2013. Thus, we adjusted the comparative consolidated income statement for the years ended December 31, 2011 and 2010 to present the results of operations of our BPO business as a discontinued operations. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations.

On February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, SPi Global, to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC. The sale of the BPO business is expected to be completed by March 2013, after satisfaction of agreed closing conditions. PLDT will reinvest some of the proceeds from the sale into AOGL and continue to participate in the growth of the business as a partner of CVC with an approximate 20% stake.

As at December 31, 2012, the BPO segment was classified as a disposal group held-for-sale and discontinued operations. The results of the BPO segment, net of intercompany transactions, classified as discontinued operations for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(in million pesos)
Revenues (Notes 3 and 4)	9,142	8,124	7,573

Expenses:
Compensation and employee benefits (Notes 3, 5 and 25)	5,513	5,062	4,922
Professional and other contracted services (Note 24)	654	525	391
Depreciation and amortization (Notes 3, 4 and 9)	466	418	396
Repairs and maintenance (Notes 12, 17 and 24)	428	338	347
Communication, training and travel	361	301	297
Rent (Notes 3 and 27)	263	224	271
Amortization of intangible assets (Notes 3, 4 and 14)	180	147	225
Selling and promotions	78	40	40
Insurance and security services (Note 24)	63	58	59
Taxes and licenses (Note 26)	43	43	63
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	3	9	1,018
Other expenses (Note 24)	110	115	126

	8,162	7,280	8,155

	980	844	(582)

Other income (expenses):
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	28	(4)	–
Interest income (Notes 4, 5, 11 and 15)	16	15	20
Financing costs (Notes 4, 5, 9, 20 and 27)	(24)	(37)	(168)
Foreign exchange losses – net (Notes 4, 9 and 27)	(39)	(9)	(43)
Other income (Notes 4 and 18)	127	140	224
	108	105	33
Income (loss) before income tax from discontinued operations (Note 4)	1,088	949	(549)
Provision for (benefit from) income tax (Notes 2, 3, 4 and 7)	428	118	(64)
Income (loss) after tax from discontinued operations (Note 4)	660	831	(485)

Earnings per share (Note 8):
Basic – income (loss) from discontinued operations	3.06	4.34	(2.60)
Diluted – income (loss) from discontinued operations	3.06	4.33	(2.60)

The major classes of assets and liabilities of BPO segment, net of intercompany transactions, classified as held-for-sale as at December 31, 2012 are as follows:

(in million pesos)
Assets:
Property, plant and equipment (Note 9)	1,529
Available-for-sale financial investments (Notes 6 and 10)	2
Goodwill and intangible assets (Notes 3 and 14)	7,033
Deferred income tax assets – net (Note 7)	214
Prepayments	9
Advances and other noncurrent assets	117
Cash and cash equivalents	1,135
Trade and other receivables (Note 16)	2,704
Derivative financial assets (Note 27)	68
Current portion of prepayments	296
Current portion of advances and other noncurrent assets	7
Assets classified as held-for-sale	13,114
Liabilities:
Interest-bearing financial liabilities (Note 20)	425
Deferred income tax liabilities – net (Notes 4 and 7)	147
Pension and other employee benefits (Note 25)	239
Accounts payable	481
Accrued expenses and other current liabilities	885
Derivative financial liabilities (Note 27)	7
Current portion of interest-bearing financial liabilities (Note 20)	278
Dividends payable	6
Income tax payable	161

Liabilities directly associated with assets classified as held-for-sale	2,629

Net assets directly associated with disposal group	10,485

Included in other comprehensive income:
Foreign currency translation differences of subsidiaries (Note 6)	(2,250)
Net transactions on cash flow hedges – net of tax (Note 6)	62

Reserves of a disposal group classified as held-for-sale	(2,188)

The net cash flows incurred by the BPO segment for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(in million pesos)
Operating activities	1,926	(11,213)	1,851
Investing activities	(712)	(3,295)	(455)
Financing activities	(608)	14,272	(284)
Net effect of foreign exchange rate changes on cash and cash equivalents	(45)	11	(986)

Net cash inflow (outflow)	561	(225)	126

Changes in Accounting Policies and Disclosures

Our accounting policies adopted in the preparation of our consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the following amendments to existing PFRSs effective beginning January 1, 2012:

Amendments to PFRS 7, Financial Instruments: Disclosures – Transfer of Financial Assets. The amendments require additional disclosure about financial assets that have been transferred but not derecognized to enable the user of our financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendments require disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The adoption of these amendments did not have any impact on our financial position or performance.

Amendments to PAS 12, Income Taxes – Deferred Income Tax: Recovery of Underlying Assets. The amendments clarified the determination of deferred income tax on investment property measured at fair value. The amendments introduced a rebuttable presumption that deferred income tax on investment property measured using the fair value model in PAS 40, Investment Property, should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, the amendment introduces the requirement that deferred income tax on depreciable assets measured using the revaluation model of PAS 16, Property, Plant and Equipment, always be measured on a sale basis of the asset. The adoption of these amendments did not have any impact on our financial position or performance.

Significant Accounting Policies

The following are the significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer has the option to measure the components of the noncontrolling interest in the acquiree that are present ownership interest and entitle their holders to a proportionate share of the net assets in the event of liquidation either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of noncontrolling interest are measured at acquisition date fair values unless other measurement basis is required. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with PAS 39, Financial Instruments: Recognition and Measurement, either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured and subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of PAS 39, it is measured in accordance with the appropriate PFRS.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred, the amount recognized for noncontrolling interest and the acquisition-date fair value of previously held equity interest in the acquiree over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. At measurement period which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGU’s because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture. The details of our investments in associates are disclosed in Note 10 – Investments in Associates and Joint Ventures and Deposit – Investments in Associates.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with those of PLDT Group.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with those of PLDT Group. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates and Joint Ventures and Deposit – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. The joint venture is carried at equity method until the date on which we cease to have joint control over the jointly controlled entity.

Upon loss of joint control and provided that the former jointly controlled entity does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in the PLDT Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SHPL, SGP, 3rd Brand, SMHC, SMI, TSI, FECL Group, PLDT Global and Subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka and AGS) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under PLDT Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; and the functional currency of SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS is the Singapore dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of PLDT and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Noncurrent Assets Held-for-sale and Discontinued Operations

Noncurrent assets and disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Noncurrent assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statement.

Property, plant and equipment and intangible assets once classified as held-for-sale are not depreciated nor amortized.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of PAS 39 are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on a different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at fair value through profit or loss.

Our financial assets at FVPL include portions of short-term investments as at December 31, 2012 and portions of short-term investments and overlay principal only-currency swap as at December 31, 2011. See Note 27 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include cash and cash equivalents, trade and other receivables, portions of short-term investments, and portions of advances and other noncurrent assets as at December 31, 2012 and 2011. See Note
15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include investment in debt securities and other long-term investments as at December 31, 2012 and 2011. See Note 11 – Investment in Debt Securities and Other Long-term Investments and Note 27 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-sale for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the available-for-sale reserve account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement. Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.

We evaluate whether the ability and intention to sell its available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the income statement.

Our available-for-sale financial investments include quoted and unquoted equity securities as at December 31, 2012 and 2011. See Note 27 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of PAS 39 are classified as financial liabilities at FVPL, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as at held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only currency swaps, interest rate swaps and equity forward sale contract as at December 31, 2012 and long-term principal only currency swaps, interest rate swaps and forward foreign exchange contracts as at December 31, 2011. See Note 27 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities, with the exemption of statutory payables, interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at December 31, 2012 and 2011. See Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable, and Note 23 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), at the close of business at the end of the reporting period without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 27 – Financial Assets and Liabilities.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are integral part of EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers. Permanent disconnections are made after a series of collection steps following nonpayment by postpaid subscribers. Such permanent disconnection usually occurs within a predetermined period from the last statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Regardless of the age of the account, additional impairment losses are also made for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber.

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, counterparty’s payment history and industry-observed settlement periods.

Foreign administrations and domestic carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances. Full allowance is generally provided after quarterly review of the status of settlement with the carriers. In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances regardless of the age of balances.

Collective impairment

Postpaid wireless and fixed line subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected. Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging. Temporary disconnection generally happens 90 days after the due date of the unpaid balance. If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to one day past due to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Others subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment. Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investment is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20.0% or more below the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income reserve account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income reserve account is reclassified from other comprehensive income reserve account to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income account to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in our consolidated income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in the profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in our consolidated statement of comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 27 – Financial Assets and Liabilities for more details.

Amounts taken to comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an equity forward contract to hedge the sale of Philweb shares. See Note 27 – Financial Assets and Liabilities – ePLDT Group.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

We use a loan as a hedge of its exposure to foreign exchange risk on its investment in foreign subsidiaries. See Note 27 – Financial Assets and Liabilities for more details.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the group expects to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property, plant and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally recognized as expense in the year such costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of the property, plant and equipment.

Depreciation and amortization commence once the property, plant and equipment are available for use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life, and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs, and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for commercial service.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset shall be determined as the actual borrowing costs incurred on that borrowing during the year less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization shall be determined by applying a capitalizable rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to our borrowings that are outstanding during the year, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during the year shall not exceed the amount of borrowing costs incurred during that year.

Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred in the year in which they occur.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the year in which they arise, including the corresponding tax effect. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the owner occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 14 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the year in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost incurred in bringing each items of inventories and supplies to its present location and condition are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property, plant and equipment

For property, plant and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGUs, or group of CGU, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to CGUs, or group of CGUs, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized as “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, where applicable. When deciding the most appropriate basis for presenting revenue or cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. When our role in a transaction is that of principal, revenue is recognized on a gross basis, otherwise, revenue is recognized on a net basis.

Service revenues from continuing operations

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the provision of service. Services may be sold separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges generated from postpaid cellular voice and data services through the postpaid plans of Smart, Red Mobile and Sun Cellular, from local exchange services primarily through landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognized on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text, Red Mobile and Sun Cellular. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, short messaging services, or SMS, multimedia messaging services, or MMS, content downloading, infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation, bonus credits or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average customer relationship. The related incremental costs are similarly deferred and recognized over the same year in our consolidated income statement.

Connecting carriers

Interconnection revenue for call termination, call transit, and network usages are recognized in the year the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers.

Value-Added Services, or VAS

Revenues from VAS include SMS in excess of consumable fixed monthly service fees (for postpaid) and free SMS allocations (for prepaid), MMS, content downloading and infotext services. The amount of revenue recognized is the net of amount settled with carriers owning the network where the outgoing voice call or SMS terminates and payout to content providers.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Multiple-deliverable arrangements

In revenue arrangements including more than one deliverable, the deliverables are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the service is performed.

Service revenues from discontinued operations

Our revenues are principally derived from knowledge processing solutions and customer relationship management services in the business process outsourcing business.

Revenue from outsourcing contracts under our knowledge processing solutions and customer relationship management businesses are recognized when evidence of an arrangement exists, the service has been provided, the fee is fixed or determinable, and collectability is reasonably assured. If the fee is not fixed or determinable, or collectability is not reasonably assured, revenue is not recognized until payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptable period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received. Revenue contingent on meeting specific performance conditions are recognized to the extent of costs incurred to provide the service. Outsourcing contracts may also include incentive payments dependent on achieving performance targets. Revenue relating to such incentive payments is recognized when the performance target is achieved.

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” account in the consolidated income statements.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize provision when we have present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments, changes in actuarial assumptions and the effect of any curtailments or settlements. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimation of Pension Benefit Costs and Other Employee Benefits), net of past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any unrecognized past service costs and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries have a host defined contribution plan under which it recognizes an expense for contribution made to such plan in relation to services rendered by covered employees. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, such excess is recognized as a prepaid asset to the extent that the prepayment will lead to a reduction in future payments. When the expected future value of the plan assets is below the future expected value of the retirement benefits prescribed under R.A. 7641, otherwise know as “The Retirement Pay Law”, such deficit is accounted for similar to defined benefit accounting. See Note 25 – Employee Benefits – Smart’s Retirement Plan for more details.

Other Long-term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, and 2012 to 2014 Long-term Incentive Plan, or the revised LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, interest cost, actuarial gains and losses and past service costs. Past service costs and actuarial gains and losses are recognized immediately. See Note 25 – Employee Benefits – Other Long-term Employee Benefits for more details.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement;
(b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income account is included in the statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT except: (1) where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case, the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and (2) receivables and payables that are stated with the amount of VAT included.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post year-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of             shares is recognized as capital in excess of par value.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprise items of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other PFRSs.

New Accounting Standards and Amendments and Interpretations to Existing Standards Effective Subsequent to December 31, 2012

We will adopt the following revised standards, amendments and interpretations to existing standards enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards, amendments and interpretations to PFRS to have a significant impact on our consolidated financial statements.

Effective 2013

Amendments to PFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. These amendments require an entity to disclose information about rights of set–off and related arrangements (such as collateral agreements). The new disclosures are required for all recognized financial instruments that are set–off in accordance with PAS 32, Financial Instruments: Presentation – Tax Effect of Distribution to Holders of Equity Instruments. These disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or “similar arrangement”, irrespective of whether they are set–off in accordance with PAS 32. The amendments require entities to disclose, in a tabular format unless another format is more appropriate, the following minimum quantitative information, presented separately for financial assets and financial liabilities recognized at the end of the reporting period: (a) the gross amounts of those recognized financial assets and recognized financial liabilities; (b) the amounts that are set–off in accordance with the criteria in PAS 32 when determining the net amounts presented in the statement of financial position; (c) the net amounts presented in the statement of financial position; (d) the amounts subject to an enforceable master netting arrangement or similar agreement that are not otherwise included in (b) above, including: (i) amounts related to recognized financial instruments that do not meet some or all of the offsetting criteria in PAS 32; and (ii) amounts related to financial collateral (including cash collateral); and (e) the net amount after deducting the amounts in (d) from the amounts in (c) above.

The amendments to PFRS 7 are to be applied retrospectively for annual periods beginning on or after January 1, 2013. The amendment affects disclosures only and has no impact on our financial position or performance.

PFRS 10, Consolidated Financial Statements. PFRS 10 replaces the portion of PAS 27, Consolidated and Separate Financial Statements, which addresses the accounting for consolidated financial statements. It also includes the issues raised in Standards Interpretation Committee, or SIC, 12, Consolidation – Special Purpose Entities. PFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by PFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in PAS 27. The standard becomes effective for annual periods beginning on or after January 1, 2013.

Based on the reassessment of control following the provisions of PFRS, the adoption of this revised standard will have no impact on our consolidated financial statements.

PFRS 11, Joint Arrangements. PFRS 11 replaces PAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. PFRS 11 removes the option to account for jointly controlled entities, or JCEs, using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The standard becomes effective for annual periods beginning on or after January 1, 2013.

Based on our reassessment, the adoption of this revised standard will have no impact on our consolidated financial statements.

PFRS 12, Disclosure of Interests in Other Entities. PFRS 12 includes all of the disclosures that were previously in PAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in PAS 31 and PAS 28, Investments in Associates. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013.

We expect a more comprehensive disclosure about our interest in subsidiaries, joint arrangements, and associates upon adoption.

PFRS 13, Fair Value Measurement. PFRS 13 establishes a single source of guidance under PFRS for all fair value measurements. PFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under PFRS when fair value is required or permitted. This standard becomes effective for annual periods beginning on or after January 1, 2013.

We are currently assessing the impact that this standard will have on our financial position and performance, but based on our preliminary assessment, the impact is expected to be immaterial.

Revised PAS 19, Employee Benefits. Amendments to PAS 19 range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendment becomes effective for annual periods beginning on or after January 1, 2013. Once effective, we will apply the amendments retroactively to the earliest period presented.

We reviewed our existing employee benefits and determined that the revised standard has significant impact on our accounting for retirement benefits. We obtained the services of an external actuary to compute the impact on the consolidated financial statements upon adoption of the standard. The effects are detailed below:

	As at December 31,		As at January 1,
	2012	2011	2011
	(in million pesos)
Increase (decrease) in:
Consolidated Statements of Financial Position
Prepaid benefit costs under prepayments – net of current portion	(6,394)	2,828	401
Accrued benefit costs under pension and other employee benefits	160	(58)	(78)
Accrued benefit costs under liabilities directly associated with assets classified as held-for-sale	(18)	–	–
Deferred income tax asset	1,907	(858)	(132)
Other comprehensive income – net of tax	(4,179)	2,100	–
Reserves of a disposal group classified as held-for-sale	45	–	–
Retained earnings	(495)	(72)	347

	For the Years Ended
	December 31,
	2012	2011
	(in million pesos)
Consolidated Income Statements
Net benefit costs under pension and other employee benefits	244	322
Net benefit income under other income	(190)	(321)
Income tax expense	(128)	(188)
Income after tax from discontinued operations	(117)	36
Profit attributable to equity holders of PLDT	(423)	(419)

Revised PAS 27, Separate Financial Statements. As a consequence of the new PFRS 10 and PFRS 12, what remains of PAS 27 is limited to accounting for subsidiaries, JCEs, and associates in separate financial statements. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

This revised standard will have no impact in our consolidated financial statements.

Revised PAS 28, Investments in Associates and Joint Ventures. As a consequence of the new PFRS 11 and PFRS 12, PAS 28, Investments in Associates, has been renamed PAS 28, Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

This revised standard will have no impact in our consolidated financial statements.

Amendments to PAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income. The amendments to PAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning July 1, 2012. The amendment affects presentation only and has therefore no impact on our financial position or performance.

Improvements to PFRSs

The annual improvements to PFRS contain non-urgent but necessary amendments to PFRS. The amendments are effective for annual periods beginning on or after January 1, 2013 and to be applied retrospectively. We will adopt these improvements to PFRS when these become effective.

PFRS 1, First-time Adoption of Philippine Financial Reporting Standards. The amendments clarify that an entity that has stopped applying PFRS may choose to either: (a) re-apply PFRS 1, even if the entity applied PFRS 1 in a previous reporting period; or (b) apply PFRS retrospectively in accordance with PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to resume reporting under PFRS. It also clarifies that upon adoption of PFRS, an entity that capitalized borrowing costs in accordance with its previous generally accepted accounting principles may carryforward, without adjustment, the amount previously capitalized in its opening statement of financial position at the date of transition. Such borrowing costs are then recognized in accordance with PAS 23, Borrowing Costs. The amendment will have no impact on our financial position or performance.

PAS 1, Presentation of Financial Statements – Clarification of the Requirements for Comparative Information. The amendment requires an entity to present a: (a) comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period; and (b) opening statement of financial position when an entity changes its accounting policies, makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement will be at the beginning of the preceding period. The amendment has no impact on our financial position or performance.

PAS 16, Property, Plant and Equipment – Classification of Servicing Equipment. The amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. We are currently assessing the potential impact of this improvement to PAS 16 on our financial position or performance.

PAS 32, Financial Instruments: Presentation – Tax Effect of Distribution to Holders of Equity Instruments. The amendment removes existing income tax requirements from PAS 32 and requires entities to apply requirements in PAS 12, Income Taxes, to any income tax arising from distributions to equity holders. The amendment will have no impact on our financial position or performance.

PAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities. The amendment clarifies the requirements in PAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirement in PFRS 8, Operating Segments. We are currently assessing the impact of the amendments to PAS 34 on our financial position or performance.

Effective 2014

Amendments to PFRS 10, Consolidated Financial Statements – Investment Entities. The amendments require a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss instead of consolidating them. New disclosure requirements relating to investment entities were added in PFRS 12 and PAS 27. The amendments to PFRS 10 are to be applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to PFRS 10 on our financial position or performance.

Amendments to PFRS 12, Disclosure of Interests in Other Entities – Investment Entities. The amendments require a parent that is an investment entity to disclose information about significant judgments and assumptions it has made in determining that it is an investment entity, as well as and any changes thereto. A parent that is an investment entity is also required to disclose certain information on unconsolidated subsidiaries, which are accounted for at fair value through profit and loss. The amendments to PFRS 12 are to be applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to PFRS 12 on our financial position or performance.

Amendments to PAS 27, Separate Financial Statements – Investment Entities. The amendments require a parent that is an investment entity and does not consolidate its subsidiaries in accordance with the exceptions of PFRS 10, to present a separate financial statement as its only financial statement. The amendments to PAS 27 are to be applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to PAS 27 on our financial position or performance.

Amendments to PAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to PAS 32 clarify the meaning of “currently has a legally enforceable right to set- off” and also clarify the application of the PAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. While the amendment is expected not to have any impact on our net assets, any changes in offsetting are expected to impact leverage ratios and regulatory capital requirements. The amendments to PAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to PAS 32 on our financial position or performance.

Effective 2015

PFRS 9, Financial Instruments: Classification and Measurement. PFRS 9 as issued reflects the first phase on the replacement of PAS 39 and applies to the classification and measurement of financial assets and financial liabilities as defined in PAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, hedge accounting and impairment of financial assets will be addressed with the completion of this project.

We have made an evaluation of the impact of the adoption of this standard. We decided not to early adopt PFRS 9 for our 2012 reporting ahead of its effectivity date on January 1, 2015, therefore, the consolidated financial statements as at and for the year ended December 31, 2012 do not reflect the impact of the said standard.

Only financial assets and liabilities will be affected by the standard and based on this evaluation, loans and receivables (consisting of cash and cash equivalents, short-term placements, trade and other receivables, and advances), investment in debt securities and other long-term investments, and financial liabilities (consisting of accounts payable, accrued expenses, customers’ deposits, deferred credits, long-term debt, notes payable, obligations under finance leases, and dividends payable), which are carried at amortized cost will not be significantly affected. Upon adoption, these financial instruments shall continue to be carried at their amortized cost, thus, will have no significant financial impact to our financial position and performance. For the derivative financial assets and liabilities, we will still carry them at fair value through profit and loss. For our current available-for-sale investments which are composed of equity investments carried at fair value, we plan to classify these items at fair value through other comprehensive income and will continue to measure these investments at fair value to be presented in other comprehensive income, thus, this has no significant financial impact to our financial position and performance.

We shall conduct another impact evaluation in 2013 using the consolidated financial statements as at and for the year ended December 31, 2012.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Assets held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as a disposal group held-for-sale and discontinued operations. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment is available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had a plan to sell the BPO segment and had entered into preliminary negotiations with a potential buyer. Should negotiations with the party not lead to a sale, a number of other potential buyers have been identified; and (3) the Board of Directors expect negotiations to be finalized and the sale to be completed by the first quarter of 2013. Thus, we adjusted the comparative consolidated income statement for the years ended December 31, 2011 and 2010 to present the results of operations of our BPO segment as a discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares will be executed in four tranches, which will be completed by the end of 2013. Thus, the investment in Philweb was classified as assets held-for-sale as at December 31, 2012. See Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment in Philweb and Note 27 – Financial Assets and Liabilities – ePLDT Group.

Classifying HTM investments

The classification of financial assets to HTM investments requires significant judgment. In making this judgment, PLDT Group evaluates its intention and ability to hold such investments to maturity. If PLDT Group fails to keep these investments to maturity, it will be required to reclassify the entire portfolio as part of available-for-sale financial investments. The investments would thereafter be measured at fair value and not at amortized cost.

Our investments in certain quoted debt securities are classified as HTM investments. See Note 11 – Investment in Debt Securities and Other Long-term Investments.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for, SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka, which use the U.S. dollar. SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS use the Singapore dollar as functional currency.

As a result of the internal reorganization within PLDT wherein BPO is now classified as an independent operating segment under SPi Global, management undertook a review of the functional currency exposures of SPi Global and certain of its subsidiaries in December 2011. Based on management’s assessment, SPi Global and SPi CRM’s new currency exposures are now largely U.S. dollars. Based on the aforementioned consideration, which is set forth in PAS 21, The Effects of Changes in Foreign Exchange Rates, SPi Global and SPi CRM commenced adopting U.S. dollars as its functional currency starting on December 6, 2011. See discussions in Note 2 – Summary of Significant Accounting Policies – Foreign Currency Transactions and Translations and Note 4 – Operating Segment Information.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17, Leases. Total lease expense arising from operating leases from continuing operations amounted to Php5,860 million, Php3,938 million and Php3,699 million for the years ended December 31, 2012, 2011 and 2010, respectively, while from discontinued operations amounted to Php263 million, Php224 million and Php271 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total finance lease obligations from continuing operations amounted to Php18 million and Php14 million as at December 31, 2012 and 2011, respectively, while from discontinued operations amounted to Php7 million and Php15 million as at December 31, 2012 and 2011, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk.

PLDT’s acquisition of Digitel

Our acquisition of 51.6% equity interest in Digitel and the mandatory tender offer for the Digitel shares held by the public or noncontrolling shareholders were accounted for as linked transactions and as a single business combination due to the following: (a) the price per share offered to remaining noncontrolling interest is fixed and the same price as what we offered to acquire the controlling interest of JGSHI; (b) the remaining noncontrolling shareholders of  Digitel did not negotiate to receive the offer; (c) although the offer was initiated by PLDT, it stemmed from a regulatory requirement triggered by the acquisition of controlling interest in Digitel; and (d) the offer period is relatively short period of time.

As the acquisition of 51.6% equity interest and the mandatory tender offer were accounted for as linked transactions, we accounted for the business combination as if we have acquired 100% equity interest at the closing date of the transaction on October 26, 2011, or the Closing Date of the sale transaction, or the Closing Date, up to the end of tender offer period on January 16, 2012. A mandatory tender offer option liability is recognized and treated as part of consideration transferred in addition to the fair value of PLDT common shares issued to JGSHI. At the end of the tender offer period, the mandatory tender offer option liability is derecognized and corresponding settlement either in shares or in cash is recorded for those who opted for the mandatory tender offer. For the portion of mandatory tender offer option liability that expires unexercised, the mandatory tender offer option liability is derecognized and noncontrolling interest is set-up measured as of the date of acquisition. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the CGUs to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS.

In December 2011, Smart recognized full impairment provision of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program, which was discussed and approved by Smart’s Board of Directors on February 28, 2011 and have been identified for replacement. The full impairment provision recognized represents the net book value of these network equipment and facilities. See Note 9 – Property, Plant and Equipment – Impairment of Certain Network Equipment and Facilities of Smart.

In December 2012, DMPI recognized an impairment loss of Php2,881 million pertaining to the net book values of certain identified network equipment and facilities that are affected by the unified wireless strategy as the overall business of DMPI became anchored on PLDT’s wireless business unit, Smart.  The massive network modernization program resulted in network impairment of DMPI due to advancement in technologies. See Note 9 – Property, Plant and Equipment – Impairment of Certain Network Equipment and Facilities of DMPI.

Total asset impairment on noncurrent assets from continuing operations amounted Php2,896 million, Php8,514 million and Php478 million for the years ended December 31, 2012, 2011 and 2010, respectively, while from discontinued operations amounted to nil, Php3 million and Php1,018 million for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 –Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and
Note 9 – Property, Plant and Equipment.

The carrying values of our property, plant and equipment, investments in associates and joint ventures and deposit, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively.

Estimating useful lives of property, plant and equipment and intangible assets with finite life

We estimate the useful lives of each items of our property, plant and equipment and intangible assets with finite life based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment and intangible assets with finite life are based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment and intangible assets with finite life are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment and intangible assets with finite life would increase our recorded depreciation and amortization and decrease our property, plant and equipment and intangible assets.

The total depreciation and amortization of property, plant and equipment from continuing operations amounted to Php32,354 million, Php27,539 million and Php25,881 million for the years ended December 31, 2012, 2011 and 2010, respectively, while from discontinued operations amounted to Php466 million, Php418 million and Php396 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization from continuing operations, amounted to Php200,078 million and Php200,142 million as at December 31, 2012 and 2011, respectively, while from discontinued operations amounted to Php1,529 million as at December 31, 2012.

The total amortization of intangible assets from continuing operations amounted to Php921 million, Php117 million and Php163 million for the years ended December 31, 2012, 2011 and 2010, respectively, while from discontinued operations amounted to Php180 million, Php147 million and Php225 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of intangible assets from continuing operations amounted to Php7,505 million and Php8,698 million as at December 31, 2012 and 2011, respectively, while from discontinued operations amounted to Php354 million as at December 31, 2012.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 9 – Property, Plant and Equipment and Note 14 – Goodwill and Intangible Assets.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties is performed every December 31.

Net gains from fair value adjustments charged to profit or loss amounted to Php21 million, Php26 million and Php6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of our investment properties amounted to Php712 million and Php1,115 million as at December 31, 2012 and 2011, respectively. See Note 12 – Investment Properties.

Goodwill and intangible assets

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Intangible assets acquired from business combination with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets from continuing operations amounted to Php921 million, Php117 million and Php163 million for the years ended December 31, 2012, 2011 and 2010, respectively, while from discontinued operations amounted to Php180 million, Php147 million and Php225 million for the years ended December 31, 2012, 2011 and 2010, respectively. Total carrying values of goodwill and intangible assets from continuing operations amounted to Php74,250 million and Php83,303 million as at December 31, 2012 and 2011, respectively, while from discontinued operations amounted to Php7,033 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets. Based on Smart and SBI’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to
Php15,351 million and Php16,098 million as at December 31, 2012 and 2011, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php3,655 million and Php4,240 million as at December 31, 2012 and 2011, respectively. Total consolidated benefit from deferred income tax from continuing operations amounted to Php957 million and Php986 million for the years ended December 31, 2012 and 2011, respectively, while discontinued operations amounted to Php28 million and Php275 million for the years ended December 31, 2012 and 2011, respectively. Total consolidated provision for deferred income tax amounted to Php1,341 million for the year ended December 2010 from continuing operations, while from discontinued operations amounted to Php64 million. Total consolidated net deferred income tax assets from continuing operations amounted to Php5,483 million and Php5,975 million as at December 31, 2012 and 2011, respectively, while from discontinued operations amounted to Php214 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables from continuing operations recognized in our consolidated income statements amounted to Php2,175 million, Php1,543 million and Php834 million for the years ended December 31, 2012, 2011 and 2010, respectively, while from discontinued operations amounted to Php3 million, Php6 million and Php1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Trade and other receivables, net of allowance for doubtful accounts, from continuing operations amounted to Php16,379 million and Php16,245 million as at December 31, 2012 and 2011, respectively, while from discontinued operations amounted to Php2,704 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write-down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete or unusable are written-off and charged as expense in our consolidated income statement.

Total write-down of inventories and supplies amounted to Php215 million, Php143 million and Php108 million for the years ended December 31, 2012, 2011 and 2010, respectively. The carrying values of inventories and supplies amounted to Php3,467 million and Php3,827 million as at December 31, 2012 and 2011, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 17 – Inventories and Supplies.

Estimation of pension benefit costs and other employee benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs from continuing operations amounted to Php74 million and Php186 million for the years ended December 31, 2012 and 2010, respectively, and total consolidated pension benefit income amounted to Php82 million for the year ended December 31, 2011, while net consolidated pension benefit costs from discontinued operations amounted to Php53 million, Php44 million and Php50 million for the years ended December 31, 2012, 2011 and 2010, respectively. Unrecognized net actuarial losses from continuing operations amounted to Php6,516 million as at December 31, 2012, while from discontinued operations amounted to Php24 million. Unrecognized net actuarial gains from continuing operations amounted to Php2,886 million as at December 31, 2011. The prepaid benefit costs from continuing operations amounted to Php7,864 million and Php5,654 million as at December 31, 2012 and 2011, respectively. The accrued benefit costs from continuing operations amounted to Php331 million and Php496 million as at December 31, 2012 and 2011, respectively, while from discontinued operations amounted to Php224 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits – Defined Benefit Pension Plans.

The 2010 to 2012 LTIP, was presented to and approved by the Executive Compensation Committee, or ECC, and the Board of Directors, and was based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on prevailing discount rates and profit targets. While we believed that our assumptions were reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for other employee benefits. All assumptions were reviewed on a monthly basis. Total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010. Based on our projection in 2011, the profit targets for the covered Performance Cycle were no longer achievable, thus, the accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP with the endorsement of the ECC was approved by the Board of Directors on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, aligns the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs and liability recognized as at and for the year ended December 31, 2012 amounted to Php1,491 million. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,543 million and Php2,107 million as at December 31, 2012 and 2011, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved into various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, we cannot assure you that the use of such estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with PAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Total fair values of financial assets and liabilities as at December 31, 2012 amounted to Php68,961 million and Php234,828 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2011 amounted to Php72,002 million and Php216,443 million, respectively. See Note 27 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker, or our Management Committee, to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have four reportable operating segments, as follows:

•	Wireless – wireless telecommunications services provided by Smart, CURE (the Red Mobile business of CURE was transferred to Smart on June 30, 2012), and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; SBI and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•	Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 13% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT, IPCDSI and AGS Group; and netGames; and bills printing and other VAS-related services provided by ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% on August 24, 2011);

•	BPO – knowledge processing solutions provided by the Spi Group; and customer relationship management provided by Spi CRM, SGIL Group and Infocom (ePLDT transferred the internet business of Infocom to PLDT on July 1, 2011); and

•	Others – PCEV, an investment company.

See Note 2 – Summary of Significant Accounting Policies, and Note 13 – Business Combinations and Acquisition of Noncontrolling Interests, for further discussion.

On October 26, 2011, we acquired Digitel Group with the following effects on our operating segments: (i) the addition of DMPI to our wireless business; and (ii) the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand.

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the information and communications technology, or ICT business group, which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under Spi CRM; and content solutions, medical billing and coding and medical transcription services under Spi.

On July 5, 2011, our Board of Directors approved to spin-off Spi and Spi CRM from ePLDT and transfer the ownership of Spi Global to PLDT, and to place both Spi and Spi CRM under Spi Global. Subsequently, the Board of Directors decided to include Infocom in the spin-off. The reorganization was completed on December 6, 2011.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common             shares, or about 20% equity interest, in Manila Electric Company, or Meralco, in March 2010. PCEV acquired 50% equity interest in Beacon Electric Asset Holdings, Inc., or Beacon, on March 30, 2010 and subsequently transferred 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively. As a result, PCEV became an investment company and was reclassified from Wireless to Others business segment.

As at December 31, 2012, our chief operating decision maker views our business activities in four business units: Wireless, Fixed Line, BPO and Others. The BPO business unit was classified as disposal group held-for-sale and discontinued operations, see Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations. The remaining ICT businesses, which did not form part of our BPO, were reclassified into our fixed line segment.

The chief operating decision maker and management monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the year; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income (loss) for the year is measured consistent with net income (loss) in the consolidated financial statements.

EBITDA for the year is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses).

EBITDA margin for the year is measured as EBITDA divided by service revenues.

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the year is measured as core income divided by the weighted average number of common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amount of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in the consolidated financial statement, which is in accordance with PFRS.

The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments as at and for the years ended December 31, 2012, 2011 and 2010 are as follows:

					Inter-segment		Discontinued	Continuing
	Wireless	Fixed Line	BPO	Others	Transactions	Consolidated	Operations	Operations
	(in million pesos)
December 31, 2012
Revenues
External customers:	111,068	52,416	9,142	–	–	172,626	9,142	163,484
Service revenues (Notes 2 and 3)	108,915	51,274	9,142	–	–	169,331	9,142	160,189
Non-service revenues (Notes 3 and 5)	2,153	1,142	–	–	–	3,295	–	3,295
Inter-segment transactions:	8,524	10,074	757	–	(19,355)	–	–	–
Service revenues (Note 3)	8,524	9,989	757	–	(19,270)	–	–	–
Non-service revenues (Notes 3 and 5)	–	85	–	–	(85)	–	–	–

Total revenues	119,592	62,490	9,899	–	(19,355)	172,626	9,142	163,484

Results
Depreciation and amortization (Notes 3 and 9)	19,000	13,354	466	–	–	32,820	466	32,354
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	4,218	1,068	3	–	–	5,289	3	5,286
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(78)	108	–	1,508	–	1,538	–	1,538
Interest income (Notes 2 and 5)	565	883	16	76	(170)	1,370	16	1,354
Financing costs – net (Notes 2, 5, 9, 20 and 27)	2,683	4,363	24	–	(170)	6,900	24	6,876
Provision for (benefit from) income tax (Notes 3 and 7)	8,094	(89)	428	7	–	8,440	428	8,012
Net income / Segment profit	24,468	5,471	1,129	4,333	–	35,401	660	34,741
EBITDA	54,433	20,304	2,067	(18)	472	77,258	1,626	75,632
EBITDA margin	46%	33%	21%	–	–	46%	18%	47%
Core income	25,685	6,087	1,137	4,424	–	37,333	668	36,665
Assets and liabilities
Operating assets	206,820	224,308	13,003	9,979	(76,416)	377,694	12,900	364,794
Investments in associates and joint ventures and deposit (Notes 3, 5 and 10)	54	6,222	–	20,801	–	27,077	–	27,077
Deferred income tax assets – net (Notes 3 and 7)	754	4,729	214	–	–	5,697	214	5,483
Total assets	207,628	235,259	13,217	30,780	(76,416)	410,468	13,114	397,354

Operating liabilities	139,251	173,200	3,023	4,788	(64,896)	255,366	2,482	252,884
Deferred income tax liabilities – net (Notes 3 and 7)	4,918	795	147	–	–	5,860	147	5,713

Total liabilities	144,169	173,995	3,170	4,788	(64,896)	261,226	2,629	258,597

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	22,058	13,726	612	–	–	36,396	–	36,396
December 31, 2011 (As Adjusted – Notes 2 and 13)
Revenues(1)
External customers:	97,984	50,495	8,124	–	–	156,603	8,124	148,479
Service revenues (Notes 2and 3)	96,515	49,319	8,124	–	–	153,958	8,124	145,834
Non-service revenues (Notes 3 and 5)	1,469	1,176	–	–	–	2,645	–	2,645
Inter-segment transactions:	5,554	9,511	464	–	(15,529)	–	–	–
Service revenues (Note 3)	5,554	9,466	464	–	(15,484)	–	–	–
Non-service revenues (Notes 3 and 5)	–	45	–	–	(45)	–	–	–
Total revenues	103,538	60,006	8,588	–	(15,529)	156,603	8,124	148,479

Results(1)
Depreciation and amortization (Notes 3 and 9)	14,295	13,244	418	–	–	27,957	418	27,539
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	9,197	1,003	9	–	–	10,209	9	10,200
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(115)	307	–	1,843	–	2,035	–	2,035
Interest income (Notes 2 and 5)	677	590	15	90	–	1,372	15	1,357
Financing costs – net (Notes 2, 5, 9, 20 and 27)	2,744	3,710	37	–	–	6,491	37	6,454
Provision for income tax (Notes 3 and 7)	8,429	2,491	118	2	–	11,040	118	10,922
Net income / Segment profit	22,366	6,302	984	1,985	–	31,637	831	30,806
EBITDA	55,393	22,675	1,558	(11)	344	79,959	1,412	78,547
EBITDA margin	54%	39%	18%	–	–	52%	17%	54%
Core income	29,903	5,765	906	2,461	–	39,035	753	38,282

Assets and liabilities(2)
Operating assets	136,821	281,770	13,211	9,982	(65,802)	375,982	–	375,982
Investments in associates and joint ventures and deposit (Notes 3, 5 and 10)	–	1,272	–	16,593	–	17,865	–	17,865
Deferred income tax assets – net (Notes 3 and 7)	1,071	4,672	232	–	–	5,975	–	5,975

Total assets	137,892	287,714	13,443	26,575	(65,802)	399,822	–	399,822

Operating liabilities	133,344	190,569	3,277	754	(87,419)	240,525	–	240,525
Deferred income tax liabilities – net (Notes 3 and 7)	1,158	1,363	107	–	4,450	7,078	–	7,078
Total liabilities	134,502	191,932	3,384	754	(82,969)	247,603	–	247,603

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)(1)	17,152	13,654	400	1	–	31,207	–	31,207

December 31, 2010 (As Adjusted – Note 2)
Revenues(1)
External customers:	100,490	50,324	7,573	–	–	158,387	7,573	150,814
Service revenues (Notes 2 and 3)	99,133	49,464	7,573	–	–	156,170	7,573	148,597
Non-service revenues (Notes 3 and 5)	1,357	860	–	–	–	2,217	–	2,217
Inter-segment transactions:	4,891	9,834	539	–	(15,264)	–	–	–
Service revenues (Note 3)	4,891	9,661	539	–	(15,091)	–	–	–
Non-service revenues (Notes 3 and 5)	–	173	–	–	(173)	–	–	–

Total revenues	105,381	60,158	8,112	–	(15,264)	158,387	7,573	150,814

Results(1)
Depreciation and amortization (Notes 3 and 9)	13,243	12,638	396	–	–	26,277	396	25,881
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	824	596	1,018	–	–	2,438	1,018	1,420
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(7)	186	–	1,229	–	1,408	–	1,408
Interest income (Notes 2 and 5)	551	499	20	147	(17)	1,200	20	1,180
Financing costs – net (Notes 2, 5, 9, 20 and 27)	2,681	3,864	168	2	(17)	6,698	168	6,530
Provision for (benefit from) income tax (Notes 3 and 7)	11,413	2,076	(64)	1	–	13,426	(64)	13,490
Net income / Segment profit	34,025	5,145	(262)	1,351	–	40,259	(485)	40,744
EBITDA	58,964	23,047	1,270	(19)	455	83,717	1,057	82,660
EBITDA margin	57%	39%	16%	–	–	54%	14%	56%
Core income	33,352	5,845	765	2,066	–	42,028	542	41,486

Assets and liabilities
Operating assets	109,253	213,058	11,487	2,599	(87,895)	248,502	–	248,502
Investments in associates and joint ventures and deposit (Notes 3, 5 and 10)	104	928	–	22,171	–	23,203	–	23,203
Deferred income tax assets – net (Notes 3 and 7)	41	6,058	11	–	–	6,110	–	6,110

Total assets	109,398	220,044	11,498	24,770	(87,895)	277,815	–	277,815

Operating liabilities	95,971	106,295	15,218	923	(39,076)	179,331	–	179,331
Deferred income tax liabilities – net (Notes 3 and 7)	596	23	177	–	303	1,099	–	1,099

Total liabilities	96,567	106,318	15,395	923	(38,773)	180,430	–	180,430

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)(1)	16,958	11,339	468	1	–	28,766	–	28,766

(1) The December 31, 2011 and 2010 segment profit or loss were adjusted to reflect the discontinued operations of the BPO segment. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

(2)	The December 31, 2011 comparative segment assets and liabilities was adjusted to reflect the adjustment to the provisional amounts used in the purchase price allocation in relation to the acquisition of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the years ended December 31, 2012, 2011 and 2010:

	2 0 1		2	2 0	1 1 (As adjusted – Note 2)			2 0	1 0 (As adjusted – Note 2)
	Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
	Operations	Operations	Consolidated	Operations	Operations	Consolidated	Operations	Operations	Consolidated
	(in million pesos)
Consolidated EBITDA	75,632	1,626	77,258	78,547	1,412	79,959	82,660	1,057	83,717
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	3,282	(39)	3,243	(735)	(9)	(744)	1,850	(43)	1,807
Equity share in net earnings of associates and joint ventures (Note 10)	1,538	–	1,538	2,035	–	2,035	1,408	–	1,408
Interest income (Notes 2, 5 and 15)	1,354	16	1,370	1,357	15	1,372	1,180	20	1,200
Amortization of intangible assets (Notes 3 and 14)	(921)	(180)	(1,101)	(117)	(147)	(264)	(163)	(225)	(388)
Gains (losses) on derivative financial instruments – net (Notes 2 and 27)	(2,009)	28	(1,981)	201	(4)	197	(1,741)	–	(1,741)
Asset impairment on noncurrent assets (Notes 3 and 5)	(2,896)	–	(2,896)	(8,514)	(3)	(8,517)	(478)	(1,018)	(1,496)
Financing costs – net (Notes 2, 5, 9, 20 and 27)	(6,876)	(24)	(6,900)	(6,454)	(37)	(6,491)	(6,530)	(168)	(6,698)
Depreciation and amortization (Notes 3 and 9)	(32,354)	(466)	(32,820)	(27,539)	(418)	(27,957)	(25,881)	(396)	(26,277)
Other income (Notes 2 and 18)	6,003	127	6,130	2,947	140	3,087	1,929	224	2,153

Consolidated income (loss) before income tax (Note 2)	42,753	1,088	43,841	41,728	949	42,677	54,234	(549)	53,685
Provision for income (benefit from) tax (Notes 2, 3 and 7)	8,012	428	8,440	10,922	118	11,040	13,490	(64)	13,426

Consolidated net income (loss) (Note 2)	34,741	660	35,401	30,806	831	31,637	40,744	(485)	40,259

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2012, 2011 and 2010:

	2 0 1		2	2 0	1 1 (As adjusted – Note 2)			2 0	1 0 (As adjusted – Note 2)
	Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
	Operations	Operations	Consolidated	Operations	Operations	Consolidated	Operations	Operations	Consolidated
	(in million pesos)
Consolidated core income	36,665	668	37,333	38,282	753	39,035	41,486	542	42,028
Foreign exchange gains (losses) – net (Notes 2, 9 and 27)	3,282	(39)	3,243	(741)	(9)	(750)	1,862	(43)	1,819
Core income adjustment on equity share in net earnings of associates and joint ventures	(91)	–	(91)	(476)	–	(476)	(699)	–	(699)
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Notes 2 and 27)	(1,689)	28	(1,661)	564	(4)	560	(1,307)	–	(1,307)
Asset impairment on noncurrent assets – net of share of noncontrolling interests (Notes 3,5 and 9)	(2,896)	–	(2,896)	(8,514)	(3)	(8,517)	(474)	(1,018)	(1,492)
Others	–	–	–	143	90	233	–	–	–
Net tax effect of aforementioned adjustments	(477)	3	(474)	1,608	4	1,612	(166)	34	(132)
Net income (loss) attributable to equity holders of PLDT (Notes 6 and 8)	34,794	660	35,454	30,866	831	31,697	40,702	(485)	40,217
Net income (loss) attributable to noncontrolling interests	(53)	–	(53)	(60)	–	(60)	42	–	42

Consolidated net income (loss)	34,741	660	35,401	30,806	831	31,637	40,744	(485)	40,259

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the years ended December 31, 2012, 2011 and 2010:

	2012 Basic			2012 Diluted
		Discontinued		Continuing	Discontinued
	Continuing Operations	Operations	Consolidated	Operations	Operations	Consolidated
Consolidated core EPS	169.47	3.09	172.56	169.47	3.09	172.56
Adjustments:
Foreign exchange gains (losses) – net (Notes 9 and 27)	10.63	(0.12)	10.51	10.63	(0.12)	10.51
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	(0.42)	–	(0.42)	(0.42)	–	(0.42)
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 27)	(5.48)	0.09	(5.39)	(5.48)	0.09	(5.39)
Asset impairment on noncurrent assets – net of share of noncontrolling interests (Notes 3, 5 and 9)	(13.40)	–	(13.40)	(13.40)	–	(13.40)
	(8.67)	(0.03)	(8.70)	(8.67)	(0.03)	(8.70)

EPS attributable to common equity holder of PLDT (Notes 2 and 8)	160.80	3.06	163.86	160.80	3.06	163.86

	2011 Basic (As adjusted – Note 2)			2011 Diluted (As adjusted – Note 2)

Consolidated core EPS	197.65	3.93	201.58	197.48	3.93	201.41
Adjustments:
Losses (gains) on derivative financial instruments – net, excluding hedge cost (Note 27)	2.06	(0.01)	2.05	2.07	(0.02)	2.05
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	(2.48)	–	(2.48)	(2.48)	–	(2.48)
Foreign exchange losses – net (Notes 9 and 27)	(2.68)	(0.03)	(2.71)	(2.68)	(0.03)	(2.71)
Asset impairment on noncurrent assets – net of share of noncontrolling interests (Notes 3, 5 and 9)	(36.47)	(0.02)	(36.49)	(36.44)	(0.02)	(36.46)
Others	0.82	0.47	1.29	0.82	0.47	1.29

	(38.75)	0.41	(38.34)	(38.71)	0.40	(38.31)

EPS attributable to common equity holder of PLDT (Notes 2 and 8)	158.90	4.34	163.24	158.77	4.33	163.10

	2010 Basic (As adjusted – Note 2)			2010 Diluted (As adjusted – Note 2)

Consolidated core EPS	219.65	2.90	222.55	219.65	2.90	222.55
Adjustments:
Foreign exchange gains (losses) – net (Notes 9 and 27)	6.86	(0.05)	6.81	6.86	(0.05)	6.81
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	(3.74)	–	(3.74)	(3.74)	–	(3.74)
Gains on derivative financial instruments – net, excluding hedge cost (Note 27)	(4.90)	–	(4.90)	(4.90)	–	(4.90)
Asset impairment on noncurrent assets – net of share of noncontrolling interests (Notes 3, 5 and 9)	(2.42)	(5.45)	(7.87)	(2.42)	(5.45)	(7.87)
	(4.20)	(5.50)	(9.70)	(4.20)	(5.50)	(9.70)

EPS attributable to common equity holder of PLDT (Notes 2 and 8)	215.45	(2.60)	212.85	215.45	(2.60)	212.85

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Wireless services
Service revenues:
Cellular	98,947	88,091	90,629
Broadband, satellite and others	9,968	8,424	8,504
	108,915	96,515	99,133
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	2,153	1,469	1,357

Total wireless revenues	111,068	97,984	100,490

Fixed line services
Services revenues:
Local exchange	16,357	15,616	15,226
International long distance	10,552	11,151	11,071
National long distance	4,678	5,218	6,317
Data and other network	18,975	16,426	15,120
Miscellaneous	712	908	1,730

	51,274	49,319	49,464
Non-service revenues:
Sale of computers	551	658	342
Point-product-sales	591	518	518

Total fixed line revenues	52,416	50,495	50,324

Total revenues from continuing operations	163,484	148,479	150,814

BPO services – Discontinued operations
Service revenues:
Knowledge processing solutions	6,594	5,721	5,289
Customer relationship management	2,548	2,403	2,284

Total revenues from discontinued operations (Note 2)	9,142	8,124	7,573

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

In each of the years ended December 31, 2012, 2011 and 2010, no revenue transactions with a single external customer had accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	2,704	2,127	1,699
Point-product-sales	591	518	518

(Note 4)	3,295	2,645	2,217

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Salaries and other employee benefits	17,462	14,718	15,485
Manpower rightsizing program, or MRP	3,808	132	2,107
Incentive plans (Notes 3 and 25)	1,491	–	1,370
Pension benefit costs (Notes 3 and 25)	281	239	186
	23,042	15,089	19,148

Over the past years, we have been implementing MRP in line with our continuing efforts to reduce the cost base of our businesses. The total MRP cost charged to operations amounted to Php3,808 million, Php132 million and Php2,107 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	8,074	4,851	4,061
Cost of point-product-sales	593	487	588
Cost of satellite air time and terminal units (Note 24)	80	105	122

	8,747	5,443	4,771

Asset Impairment

Asset impairment for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Property, plant and equipment (Notes 3 and 9)	2,881	8,470	116
Trade and other receivables (Notes 3 and 16)	2,175	1,543	834
Inventories and supplies (Notes 3 and 17)	215	143	108
Investments in associates and joint ventures (Notes 3 and 10)	–	44	78
Goodwill and intangible assets (Notes 3 and 14)	–	–	282
Prepayment and others	15	–	2
	5,286	10,200	1,420

Interest Income

Interest income for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Interest income on other loans and receivables	1,310	1,321	1,113
Interest income on HTM investments (Note 11)	31	31	30
Interest income on FVPL	13	5	37
(Note 4)	1,354	1,357	1,180

Financing Costs – net

Financing costs – net for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	6,319	5,948	6,177
Accretion on financial liabilities (Notes 20 and 27)	1,053	1,037	1,013
Financing charges	418	117	50
Capitalized interest (Note 9)	(914)	(648)	(710)
(Note 4)	6,876	6,454	6,530

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2012, 2011 and 2010 are as follows:

					Total other
	Foreign	Net gains on		Revaluation	comprehensive
	currency	available-for-sale	Net	increment on	income (loss)		Total other
	translation	financial	transactions	investment	attributable to	Share of	comprehensive
	differences of	investments	on cash flow hedges	properties	equity holders	noncontrolling	income (loss)
	subsidiaries	– net of tax	– net of tax	– net of tax	of PLDT	interests	– net of tax
	(in million pesos)
Balances as at January 1, 2012	(1,024)	52	14	314	(644)	8	(636)
Other comprehensive income (loss)	(795)	23	92	31	(649)	–	(649)
Revaluation increment removed from other comprehensive income taken to retained earings	–	–	–	(105)	(105)	–	(105)
Discontinued operations (Note 2)	2,250	–	(62)	–	2,188	–	2,188

Balances as at December 31, 2012	431	75	44	240	790	8	798

Balances as at January 1, 2011	(1,639)	49	–	314	(1,276)	(1)	(1,277)
Other comprehensive income	615	3	14	–	632	9	641
Balances as at December 31, 2011	(1,024)	52	14	314	(644)	8	(636)

Balances as at January 1, 2010	(1,044)	27	–	–	(1,017)	165	(852)
Other comprehensive income (loss)	(595)	22	–	314	(259)	(166)	(425)
Balances as at December 31, 2010	(1,639)	49	–	314	(1,276)	(1)	(1,277)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at December 31, 2012 and 2011 are as follows:

	2012	2011
		(As Adjusted – Note
		13)
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	5,483	5,975
Net deferred income tax liabilities (Notes 3 and 4)	(5,713)	(7,078)

The components of our consolidated net deferred income tax assets and liabilities as at December 31, 2012 and 2011 are as follows:

	2012	2011
		(As Adjusted – Note
		13)
	(in million pesos)
Net deferred income tax assets:
Accumulated provision for doubtful accounts	2,379	2,466
Unearned revenues	2,305	2,726
Unamortized past service pension costs	2,244	2,124
Unrealized foreign exchange losses	970	111
Derivative financial instruments	922	768
Provision for other assets	367	441
NOLCO	145	326
Accumulated write-down of inventories to net realizable values	135	198
MCIT	33	9
Fixed asset impairment	24	1,469
Capitalized taxes and duties – net of amortization	(65)	(125)
Capitalized foreign exchange differential – net of depreciation	(100)	(231)
Undepreciated capitalized interest charges	(1,964)	(2,624)
Pension and other employee benefits	(2,111)	(1,653)
Others	199	(30)

Total deferred income tax assets	5,483	5,975
Net deferred income tax liabilities:
Intangible assets – net of amortization	3,607	3,725
Unrealized foreign exchange gains	2,049	1,756
Fair value adjustment on fixed assets from business combinations	687	997
Undepreciated capitalized interest charges	82	582
Debt issuance costs	(3)	–
Fixed asset impairment	(28)	–
Others	(681)	18

Total deferred income tax liabilities	5,713	7,078

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2012 and 2011 are as follows:

	2012	2011
		(As Adjusted – Note
		13)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the year (Notes 3 and 4)	5,975	6,110
Net deferred income tax liabilities – balance at beginning of the year (Notes 3 and 4)	(7,078)	(1,099)

Net balance at beginning of the year	(1,103)	5,011
Provision for deferred income tax (Note 3)	985	1,261
Movement charged directly to equity	30	–
Discontinued operations (Note 2)	(67)	–
Excess MCIT deducted against RCIT due	–	(446)
Business combinations (Note 13)	–	(6,956)
Others	(75)	27

Net balance at end of the year	(230)	(1,103)

Net deferred income tax assets – balance at end of the year (Notes 3 and 4)	5,483	5,975
Net deferred income tax liabilities – balance at end of the year (Notes 3 and 4)	(5,713)	(7,078)

The analysis of our consolidated net deferred income tax assets as at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	7,135	8,505
Deferred income tax assets to be recovered within 12 months	2,820	2,541

	9,955	11,046

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,782)	(4,301)
Deferred income tax liabilities to be settled within 12 months	(690)	(770)

	(4,472)	(5,071)

Net deferred income tax assets (Notes 3 and 4)	5,483	5,975

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2012 and 2011 are as follows:

	2012	2011
		(As Adjusted – Note
		13)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	835	–
Deferred income tax assets to be recovered within 12 months	263	274

	1,098	274

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(6,173)	(6,982)
Deferred income tax liabilities to be settled within 12 months	(638)	(370)

	(6,811)	(7,352)

Net deferred income tax liabilities (Notes 3 and 4)	(5,713)	(7,078)

Provision for corporate income tax from continuing operations for the years ended December 31, 2012, 2011 and 2010 consists of:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Current	8,969	11,908	12,149
Deferred (Note 3)	(957)	(986)	1,341

	8,012	10,922	13,490

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Provision for (benefit from) income tax at the applicable statutory tax rate:
Continuing operations	12,826	12,519	16,269
Discontinued operations (Note 2)	326	284	(164)

	13,152	12,803	16,105

Tax effects of:
Nondeductible expenses	1,372	520	442
Equity share in net earnings of associates and joint ventures	(461)	(610)	(423)
Losses (income) subject to lower tax rate	(651)	417	450
Income subject to final tax	(933)	(408)	(404)
Income not subject to income tax	(1,853)	(1,090)	(324)
Difference between OSD and itemized deductions	–	(1,578)	(1,759)
Net movement in unrecognized deferred income tax assets and other adjustments	(2,186)	986	(661)

	(4,712)	(1,763)	(2,679)
Actual provision for (benefit from) corporate income tax:
Continuing operations	8,012	10,922	13,490
Discontinued operations (Note 2)	(428)	(118)	64

	8,440	11,040	13,426

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulations No. 16-2008, which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. Under the OSD method of computing taxable income, corporations may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.

Smart and SBI project to use the OSD method for computing the taxable income in the foreseeable future. Certain deferred income tax assets and liabilities of Smart and SBI, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php3,655 million and Php4,240 million as at December 31, 2012 and 2011, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Recognition of Deferred Income Tax Assets and Liabilities.

The breakdown of our consolidated deductible temporary differences, carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Fixed asset impairment	23,881	29,029
NOLCO	8,741	11,372
Provisions for other assets	8,303	6,532
Unearned revenues	5,023	893
Accumulated provision for doubtful accounts	3,177	4,113
Asset retirement obligation	902	627
Accumulated write-down of inventories to net realizable values	167	270
Pension and other employee benefits	155	127
MCIT	133	133
Derivative financial instruments	132	155
Unrealized foreign exchange losses	28	22
Operating lease and others	217	76
	50,859	53,349

Unrecognized deferred income tax assets (Note 3)	15,351	16,098

As at December 31, 2012, Digitel Group’s deferred income tax assets were not recognized because management believes that there is no sufficient income that will be available upon which these can be utilized. Digitel Group’s unrecognized deferred income tax assets amounted to Php15,098 million and Php14,766 million as at December 31, 2012 and 2011, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2012 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2010	December 31, 2013	24	257
December 31, 2011	December 31, 2014	75	7,646
December 31, 2012	December 31, 2015	67	1,898
		166	9,801

Consolidated tax benefits		166	2,940
Consolidated unrecognized deferred income tax assets		(133)	(2,623)

Consolidated recognized deferred income tax assets		33	317

The excess MCIT totaling Php166 million as at December 31, 2012 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to Php37 million, Php446 million and Php156 million for the years ended December 31, 2012, 2011 and 2010, respectively. The amount of expired portion of excess MCIT amounted to Php8 million, Php16 million and Php5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

NOLCO totaling Php9,801 million as at December 31, 2012 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php3,989 million, Php827 million and Php445 million for the years ended December 31, 2012, 2011 and 2010, respectively. The amount of expired portion of excess NOLCO amounted to Php425 million, Php330 million and Php95 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Registration with Subic Bay Freeport and Clark Special Economic Zone

SubicTel is registered as Subic Bay Freeport Enterprises, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authorities, or PEZA

SHI was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status on July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting June 2009. SHI availed Php1 million tax incentive in December 2011. However, SHI is in a net loss position in December 2012, hence, no tax incentives were availed from registration with PEZA and BOI.

Registration with BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility starting January 2007. Income derived after the expiration of the ITH is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate enacted as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to
Php190 million, Php1,136 million and Php686 million for the years ended December 31, 2012, 2011 and 2010, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010
			(As Adjusted – Note 2)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of PLDT from: Continuing operations	34,794	34,794	30,866	30,866	40,702	40,702
Discontinued operations (Notes 2 and 4)	660	660	831	831	(485)	(485)

Consolidated net income attributable to common shares (Note 4)	35,454	35,454	31,697	31,697	40,217	40,217
Dividends on preferred shares (Note 19)	(52)	(52)	(458)	(458)	(458)	(458)
Consolidated net income attributable to common equity holders of PLDT	35,402	35,402	31,239	31,239	39,759	39,759

	(in thousands, except per share amounts)

Outstanding common shares at beginning of the year	214,436	214,436	186,756	186,756	186,797	186,797
Effect of issuance of common shares during the year (Note 19)	1,619	1,619	4,613	4,613	–	–
Effect of mandatory tender offer for all remaining Digitel shares	–	–	–	164	–	–
Effect of purchase of treasury stock during the year (Note 19)	–	–	–	–	(7)	(7)
Weighted average number of common shares	216,055	216,055	191,369	191,533	186,790	186,790

EPS from continuing operations	160.80	160.80	158.90	158.77	215.45	215.45
EPS from discontinued operations (Note 2)	3.06	3.06	4.34	4.33	(2.60)	(2.60)

EPS attributable to common equity holders of PLDT (Note 4)	Php163.86	Php163.86	Php163.24	Php163.10	Php212.85	Php212.85

Basic EPS amounts are calculated by dividing our consolidated net income for the year attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.	Property, Plant and Equipment

Changes in property, plant and equipment account for the years ended December 31, 2012 and 2011 are as follows:

							Information
					Vehicles, furniture		origination
	Cable and wire	Central office		Buildings	and other network	Communications	and termination	Land and	Property under
	facilities	equipment	Cellular facilities	and improvements	equipment	satellite	equipment	land improvements	construction	Total
	(in million pesos)
As at December 31, 2010
Cost	132,356	89,992	90,574	21,873	38,078	966	9,136	2,405	31,010	416,390
Accumulated depreciation, impairment and amortization	(75,711)	(70,064)	(56,619)	(10,656)	(30,922)	(966)	(7,990)	(278)	–	(253,206)

Net book value	56,645	19,928	33,955	11,217	7,156	–	1,146	2,127	31,010	163,184

Year Ended December 31, 2011 (As Adjusted – Note 13)
Net book value at beginning of the year	56,645	19,928	33,955	11,217	7,156	–	1,146	2,127	31,010	163,184
Additions	1,585	414	3,209	332	1,902	–	315	10	23,469	31,236
Disposals/Retirements	(32)	(77)	(11)	(20)	(183)	–	–	(145)	(2)	(470)
Translation differences charged directly to cumulative translation adjustments	1	–	–	–	4	–	–	–	–	5
Acquisition through business combinations (Note 13)	6,799	1,168	29,062	1,882	932	–	116	476	1,806	42,241
Impairment losses recognized during the year (Note 5)	(5)	(4)	(8,457)	(2)	–	–	(2)	–	–	(8,470)
Reclassifications (Notes 12 and 17)	27	(103)	–	167	30	–	–	269	(17)	373
Transfers	3,774	2,861	3,422	386	1,303	–	159	–	(11,905)	–
Depreciation and amortization (Notes 2, 3 and 4)	(9,311)	(3,602)	(9,862)	(1,379)	(3,294)	–	(508)	(1)	–	(27,957)

Net book value at end of the year (Note 3)	59,483	20,585	51,318	12,583	7,850	–	1,226	2,736	44,361	200,142

As at December 31, 2011 (As Adjusted – Note 13)
Cost	146,430	92,953	119,791	24,299	40,731	966	9,102	3,014	44,361	481,647
Accumulated depreciation, impairment and amortization	(86,947)	(72,368)	(68,473)	(11,716)	(32,881)	(966)	(7,876)	(278)	–	(281,505)

Net book value (Note 3)	59,483	20,585	51,318	12,583	7,850	–	1,226	2,736	44,361	200,142

Year Ended December 31, 2012
Net book value at beginning of the year (Note 3)	59,483	20,585	51,318	12,583	7,850	–	1,226	2,736	44,361	200,142
Additions	2,750	415	8,879	562	2,549	–	387	2	21,144	36,688
Disposals/Retirements	(10)	(5)	(26)	(4)	(74)	–	–	(7)	–	(126)
Translation differences charged directly to cumulative translation adjustments	(2)	(10)	–	(15)	(49)	–	–	–	(7)	(83)
Acquisition through business combinations (Note 13)	112	104	–	45	6	–	–	–	–	267
Impairment losses recognized during the year (Note 5)	(5)	–	(2,876)	–	–	–	–	–	–	(2,881)
Reclassifications (Notes 12 and 17)	1,543	(321)	(3,452)	131	2,438	–	(65)	401	(253)	422
Transfers and others	8,000	4,045	4,227	449	990	–	47	–	(17,758)	–
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income (Note 6)	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization (Notes 2, 3 and 4)	(11,380)	(4,130)	(9,678)	(1,493)	(5,606)	–	(532)	(1)	–	(32,820)
Discontinued operations (Note 2)	–	(155)	–	(340)	(694)	–	–	(165)	(175)	(1,529)

Net book value at end of the year (Note 3)	60,491	20,528	48,392	11,916	7,410	–	1,063	2,966	47,312	200,078

As at December 31, 2012
Cost	170,866	114,546	144,253	26,209	47,052	966	10,565	3,224	47,312	564,993
Accumulated depreciation, impairment and amortization	(110,375)	(94,018)	(95,861)	(14,293)	(39,642)	(966)	(9,502)	(258)	–	(364,915)

Net book value (Note 3)	60,491	20,528	48,392	11,916	7,410	–	1,063	2,966	47,312	200,078

Substantially all of our telecommunications equipment are purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, which are principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php914 million, Php648 million and Php710 million for the years ended December 31, 2012, 2011 and 2010, respectively. See Note 5 – Income and Expenses – Financing Costs. Our undepreciated interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php7,686 million and Php10,357 million as at December 31, 2012 and 2011, respectively. The average interest capitalization rates used were approximately 5%, 4% and 7% for the years ended December 31, 2012, 2011 and 2010, respectively.

Our undepreciated capitalized net foreign exchange losses, which qualified as borrowing costs amounted to Php353 million and Php837 million as at December 31, 2012 and 2011, respectively. There were no additional capitalized foreign exchange differences, which qualified as borrowing costs for the years ended December 31, 2012, 2011 and 2010.

The useful lives of our property, plant and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases, which amounted to Php22 million and Php6 million as at December 31, 2012 and 2011, respectively. See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Network Equipment and Facilities of DMPI

In December 2012, DMPI recognized an impairment loss of Php2,881 million pertaining to the net book values of certain identified network equipment and facilities that are affected by the unified wireless strategy as the overall business of DMPI became anchored on PLDT’s wireless business unit, Smart.  See Note 5 – Income and Expenses – Asset Impairment.

The modernization program provided a window to fully align and harmonize Smart and DMPI’s mobile networks. While the alignment is expected to generate savings from synergies in terms of capital expenditures optimization or avoidance and cost efficiencies, it will also result in significant changes in the manner of use of DMPI’s network assets.  Certain equipment and facilities that have been rendered impaired will have to be replaced by newer, higher capacity and more power-efficient units that will align DMPI to Smart’s modernized network. DMPI’s equipment and network facilities affected by the unified wireless plan were assessed in terms of their age, compatibility, usability and upgradability under the planned synergy. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment.

Impairment of Certain Network Equipment and Facilities of Smart

In December 2011, Smart recognized full impairment provision of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program, which was discussed and approved by Smart’s Board of Directors on February 28, 2011 and have been identified for replacement. The modernization program is designed to enable the delivery and fulfillment of advanced capabilities to support multimedia services and upcoming technologies in our technology roadmap by substantially expanding capacity, enhancing capabilities and improving quality of experience to meet the increasing demand for cellular, and advanced broadband services in a highly competitive playing field. This program is expected to result to savings in operating expenses, as well as alignment of Smart and Digitel networks. The full impairment provision recognized represents the net book value of these network equipment and facilities. No impairment loss was recognized in 2012. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Asset Impairment and Note 5 – Income and Expenses – Asset Impairment.

10.	Investments in Associates and Joint Ventures and Deposit

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Carrying value of investments in associates:
Pacific Global One Aviation Co., Inc., or PG1	132	155
Digitel Crossing, Inc., or DCI	90	92
Philweb Corporation, or Philweb	–	1,025
ACeS International Limited, or AIL	–	–
Asia Netcom Philippines Corp., or ANPC	–	–

	222	1,272

Carrying value of investments in joint ventures:
Beacon	20,801	16,593
Mobile Payment Solutions Pte. Ltd., or MPS	54	–
PLDT Italy S.r.l., or PLDT Italy	–	–

	20,855	16,593

Deposit for future Philippine Depositary Receipts, or PDRs, subscription:
MediaQuest Holdings, Inc., or MediaQuest	6,000	–
Total carrying value of investments in associates and joint ventures and deposit	27,077	17,865

Changes in the cost of investments for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Balance at beginning of the year	18,196	24,636
Additions during the year	2,843	155
Assets classified as held-for-sale	(712)	–
Business combinations (Note 13)	–	(6)
Disposal during the year (including transfer of interests in Meralco to Beacon)	–	(6,589)
Translation and other adjustments	(15)	–
Balance at end of the year	20,312	18,196

Changes in the accumulated impairment losses for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Balance at beginning of the year	1,882	1,974
Impairment (Note 5)	–	44
Impairment recovery	–	(92)
Translation and other adjustments	(5)	(44)
Balance at end of the year	1,877	1,882

Changes in the accumulated equity share in net earnings of associates and joint ventures for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Balance at beginning of the year	1,551	541
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	1,538	2,035
Beacon	1,508	1,267
Philweb*	136	215
DCI	(2)	92
PG1	(26)	–
MPS	(78)	(115)
Meralco	–	576
Dividends	(33)	(519)
Assets classified as held-for-sale	(416)	–
Business combinations (Note 13)	–	(11)
Disposals	–	(402)
Translation and other adjustments	2	(93)
Balance at end of the year	2,642	1,551

*	Represents share in net earnings of Philweb for the six months ended June 30, 2012.

Investments in Associates

Investment in PG1

On June 14, 2011, PLDT, Meralco Powergen Corporation, or MPG, Philex Mining Corporation, or Philex, Metro Pacific Tollways Corporation, or MPTC, Metro Pacific Investments Corporation, or MPIC, and Jubilee Sky Limited, or JSL, entered into a shareholders’ agreement to establish PG1, with the purpose of carrying on, by means of aircraft of every kind or description, the general business of common and/or private carrier. PLDT subscribed for 125 million common shares with an aggregate value of Php125 million, representing 50% equity interest in PG1 and 30 million preferred shares with an aggregate value of Php30 million, which were all paid by assigning to PG1 certain aircraft and other related assets of PLDT. The difference between the Php244 million fair value of the assets and the Php155 million total subscription price amounting to Php89 million shall be paid by PG1 to PLDT in cash as soon as reasonably practicable after incorporation.

MPG, Philex, MPTC, MPIC and JSL owns 5%, 15%, 5%, 10% and 15% of PG1, respectively. PLDT has significant influence in PG1, and was accounted for as investment in associate.

PLDT has agreed to transfer 10% of its common shares to MPG, within a reasonable time after incorporation of PG1, to increase MPG’s ownership to 15% and reduce PLDT’s ownership to 40% of the outstanding common shares of PG1.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a Joint Venture Agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, or JV, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following recent improvement in the associate’s operations.

Digitel has no control over ANPC despite owning more than half of voting interest because of certain governance matters, and management has assessed that Digitel only has significant influence.

Digitel’s investment in DCI does not qualify as investment in JV as there is no provision for joint control in the JV agreement among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exerciseable by PNPI following the occurrence of a Digitel change in control. As at the date of issuance of this report, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

Investment of ePLDT in Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb for an aggregate amount of Php503 million, representing 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The unpaid balance of Php50 million which remains outstanding as at December 31, 2011, will be paid upon the lapse of certain post-closing price adjustment periods.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share for an aggregate amount of Php209 million.

On September 22, 2009, PSE approved the change in par value of Philweb shares from Php0.01 to Php1.00. Thus, the total number of shares subscribed by ePLDT reduced to 332 million shares from 33,157 million shares.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide. The market value of ePLDT’s investment in Philweb amounted to Php5,093 million, based on quoted share price of Php15.36 as at December 31, 2011.

On April 19, 2012, Philweb approved the 20% stock dividend declaration payable on May 30, 2012 to stockholders of record as at May 4, 2012, thereby increasing ePLDT’s shares to 398 million             shares.

On June 30, 2012, as a result of the committed plan of ePLDT to sell its interest over Philweb following a strategic review of the PLDT Group’s business, the investment in Philweb was reclassified as assets held-for-sale in accordance with PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. Consequently, the assets held-for-sale was carried at the carrying value of the investment in Philweb, which is lower than the fair value less costs to sell of the Philweb shares.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares will be executed in four tranches, which will be completed by the end of 2013. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations. Philweb shall have the unilateral option to accelerate the acquisition of the portion of the subject shares corresponding to the second to fourth tranches upon prior written notice of five days to ePLDT. The rights (including the rights to receive dividend) to the first to fourth tranches of the subject shares shall belong to Philweb after the closing of the sale of each tranche. The first tranche, which was transacted on July 13, 2012, was for 93.5 million common shares for a purchase price of Php1 billion. The first tranche payment is net of subscriptions payable of Php75 million.

On October 17, 2012, a Supplement to the Share Purchase Agreement was entered into wherein Philweb designated its wholly-owned subsidiary, Philweb Casino Corporation, or PCC, to act as the buyer of the second to fourth tranches and to make the second to fourth payments.

Subsequently, on October 18, 2012, a Second Supplement to the Share Purchase Agreement was agreed upon between Philweb, ePLDT and PCC, wherein PCC, as the designee of Philweb notified ePLDT of its desire to exercise its option to accelerate the acquisition of the portion of the Philweb shares corresponding to the second tranche from December 12, 2012 to October 18, 2012, or one day after the PSE approves the special block sale, whichever is later. The acquisition of the second tranche, which was for 93.5 million common shares for a purchase price of Php1 billion, was completed on October 22, 2012.

The third tranche will be paid on June 13, 2013 for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the third tranche. The fourth tranche will be paid on December 13, 2013 for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the fourth tranche. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments – ePLDT Group.

The remaining balance of assets held-for-sale amounted to Php638 million as at December 31, 2012.

Investment of ACeS Philippines in AIL

As at December 31, 2012, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net income of AIL amounted to Php3 million and Php57 million for the years ended December 31, 2012 and 2011, respectively, while unrecognized share in losses of AIL amounted to Php35 million for the year ended December 31, 2010. Share in net cumulative losses amounting to Php2,005 million and Php2,035 million as at December 31, 2012 and 2011, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 27 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010:

	2012	2011
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	296	893
Current assets	610	912
Capital deficiency	(1,678)	(858)
Noncurrent liabilities	872	1,489
Current liabilities	1,712	1,174

	2012	2011	2010
	(in million pesos)
Income Statements:
Revenues	138	484	245,807
Expenses	158	249	229,145
Other expenses	2	17	1,242
Net income	15	248	10,834

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2012 and 2011.

Investments in Joint Ventures

Investment in Beacon

On March 1, 2010, PCEV, MPIC, and Beacon, entered into an Omnibus Agreement, or OA. Beacon was organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Beacon’s authorized capital stock of Php5,000 million consists of 3 billion common shares with a par value of Php1 per share and 2 billion preferred shares with a par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon.”

PCEV likewise subscribed to 1,156.5 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154.2 million Meralco common shares at a price of Php150 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154.2 million and 163.6 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154.2 million Meralco common shares to Beacon on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,083 million carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco shares to a third party.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares of the same amount. The transfer of the Meralco shares was implemented by a cross sale through the PSE.

Since the transactions involve entities with common shareholders, PCEV recognized a deferred gain on transfer of the Meralco shares amounting to Php8,145 million, equivalent to the difference between the Php15,136 million transfer price of the Meralco shares and the Php6,991 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain was presented as an adjustment to the investment cost of the Beacon preferred shares in 2011. Similar to the deferred gain on the transfer of the 154.2 million Meralco shares, the deferred gain will only be realized upon the disposal of the Meralco shares to a third party.

The carrying value of PCEV’s investment in Beacon common shares was Php20,801 million and Php16,593 million as at December 31, 2012 and 2011, respectively.

PCEV’s Additional Investment in Beacon

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV sold 282.2 million Beacon preferred shares to MPIC for a total consideration of Php3,563 million. In this instance, the sale of Beacon preferred shares was deemed between non-related entities. Consequently, PCEV realized a portion of the deferred gain, amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon. The carrying value of PCEV’s investment in Beacon’s preferred shares of Php5,440 million and Php6,991 million as at December 31, 2012 and 2011, respectively, was presented as part of available-for-sale financial investments in our consolidated statements of financial position.

Call Option

Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by First Philippine Pacific Holdings Corporation, or FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

On March 30, 2010, Beacon exercised the Call Option and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million.

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option and the 68.8 million shares transferred by PCEV to Beacon in October 2011, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, Rockwell Land Corporation, or Rockwell, common             shares that may be declared by Meralco as property dividends. Beacon recognized in March 2010, a liability for contingent consideration amounting to Php2,703 million for said Rockwell common             shares. The liability for contingent consideration was remeasured based on the fair value of said Rockwell common shares as at December 31, 2011 and 2010 and the resulting remeasurement loss of Php317 million and Php331 million were charged to profit or loss for the years ended December 31, 2011 and 2010, respectively.

On February 27, 2012, Meralco’s Board of Directors declared its common shareholdings in Rockwell as property dividend, to shareholders of record as at March 23, 2012, payable five days after the approval by the Philippine SEC of such property dividend, which approval was issued on April 27, 2012. Thereafter, Beacon remeasured its liability for contingent consideration based on the fair value of said Rockwell common shares when these were declared as dividends. Beacon also reclassified the fair value of the Rockwell common shares from the “Investment in Meralco” account to the “Investment in associate – Rockwell” account. On June 28, 2012, Beacon transferred all its investment in Rockwell common shares to FPHC via a crossed sale at the PSE. With the transfer, Beacon closed its investment in Rockwell against its liability for contingent consideration and recognized a gain on disposal of investment of Php77 million for the difference.

Governance Arrangements

Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a jointly controlled entity.

Beacon’s Acquisition of Additional Meralco Shares

On various dates in 2011, Beacon acquired from the market additional 49.9 million Meralco common             shares or an equivalent of approximately 4.5% beneficial ownership in Meralco at an aggregate cost of Php14,310 million.

In January 2012, Beacon acquired 30 million Meralco common shares from First Philippine Utilities Corporation, or FPUC, representing approximately 2.7% beneficial ownership in Meralco at nominal value of Php295 per share, or a total of Php8,850 million.

In November 2012, Beacon acquired 3 million Meralco common shares representing approximately 0.3% beneficial ownership in Meralco at nominal value of Php263 per share, or a total of Php842 million.

In December 2012, Beacon acquired 342 thousand Meralco common shares representing approximately 0.03% beneficial ownership in Meralco at nominal value of Php249 per share, or a total value of Php85 million.

As at December 31, 2012, Beacon beneficially owned 545 million Meralco common shares representing approximately 48% beneficial ownership in Meralco with a carrying value of Php113,934 million and market value of Php142,245 million based on quoted price of Php261 per share. As at December 31, 2011, Beacon beneficially owned 511.2 million Meralco common shares representing approximately 45.4% beneficial ownership in Meralco with a carrying value of Php104,092 million and market value of Php126,379 million based on quoted price of Php247 per share.

Beacon Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The initial drawdown of Php16,200 million (Php16,031 million, net of debt issuance cost) under this notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option in March 2010. In May 2011, the remaining Php1,800 million was drawn to partially finance the acquisition of the additional 49.9 million Meralco common shares including shares purchased under a deferred payment scheme. The outstanding balance of the facility amounted to Php17,441 million and Php17,835 million as at December 31, 2012 and 2011, respectively.

In May 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility as at December 31, 2011 amounting to Php4,000 million was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares. The remaining Php7,000 million was subsequently drawn on July 9, 2012 and used for the payment of the final tranche of the deferred purchase made in May 2011. The outstanding balance of the facility amounted to Php10,856 million and Php3,897 million as at December 31, 2012 and 2011, respectively.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The full amount was drawn on February 1, 2012 and was used to finance the acquisition of the additional 30 million Meralco common stock from FPUC. The outstanding balance of the facility amounted to Php4,994 million as at December 31, 2012.

The above facilities were secured by a pledge over the Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

Beacon Refinancing

On February 6, 2013, Beacon entered into a Php17,000 million ten-year Corporate Notes Facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds will be used to refinance the Php18,000 million ten-year Corporate Notes Facility under a Facility Agreement dated March 22, 2010. The loan facility is divided into two tranches with the first tranche amounting to Php2,285 million (the “Tranche A”) and the second tranche amounting to Php14,715 million (the “Tranche B”).

Both tranches have a term of ten years with semi-annual interest payments starting June 27, 2013 and semi-annual unequal principal repayments starting December 27, 2013. The Tranche A will bear a fixed interest rate based on the ten-year PDST-F plus a spread, subject to a floor rate. The Tranche B will bear a fixed interest rate for the first five years from the Drawdown Date based on the five-year PDST-F plus a spread, subject to a floor rate. For the next five years, the fixed interest rate for Tranche B will be repriced based on the five-year PDST-F on the Business Day immediately preceding the Repricing Date plus a spread, provided that such interest rate shall not be lower than the applicable interest rate for the first five years.

Also, on February 6, 2013, the required consents from Beacon’s existing noteholders to prepay the Php18,000 million notes facility have been obtained. On February 21, 2013, Beacon issued a notice to prepay the outstanding amount of the Php18,000 million notes facility on March 27, 2013.

For the year ended December 31, 2012, Beacon recognized additional financing costs of Php380 million for the unamortized debt issuance cost and other charges relating to the Php18,000 million and Php5,000 million loans.

Investment of SHI in MPS

In June 2010, SHI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a JVA under which the parties agreed to form MPS. The joint venture will develop, provide and market certain mobile payment services among other activities as stipulated in the agreement. MPS was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SHI and MasterCard Asia, respectively. On November 9, 2010, SHI contributed US$2.4 million representing 40% ownership in MPS.

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SHI, respectively. On April 25, 2012, SHI remitted the amount of US$2 million representing the 60% payment for the additional shares allotted to SHI. On August 23, 2012, the balance of US$1 million representing the 40% of the remaining additional shares was paid.

On March 26, 2012, SHI entered into a licensing agreement with MasterCard Asia to accept and process MasterCard Asia’s debit and credit card transactions of accredited merchants. SHI became the first non-bank institution in the country to be granted an acquiring license by MasterCard Asia.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% equity interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholdings in PLDT Italy to HGC.

The amount of funding contributed by each partner to the joint venture is Euro 3.9 million, or a total of Euro 7.8 million each as at December 31, 2012 and 2011. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at December 31, 2012.

Summarized Financial Information of Joint Ventures

The following table presents our share in the summarized financial information of our investments in joint ventures as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010:

	2012	2011
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	56,970	51,985
Current assets	1,158	822
Equity	40,507	36,210
Noncurrent liabilities	16,448	10,866
Current liabilities	1,173	5,731

	2012	2011	2010
	(in million pesos)
Income Statements:
Revenues	3,752	2,450	2,884
Expenses	143	81	297
Other expenses	1,515	1,070	1,503
Net income	2,094	1,299	1,065

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2012 and 2011.

Deposit for Future PDRs Subscription

On May 8, 2012, the Board of Directors approved a Php6 billion investment by ePLDT, in PDRs to be issued by MediaQuest, a wholly-owned entity of the PLDT Beneficial Trust Fund, or BTF.

In June 2012, ePLDT made a deposit for future PDR subscription of Php4 billion in MediaQuest.  An additional deposit of Php1 billion each was made on July 6, 2012 and August 9, 2012.

The PLDT Board of Directors confirmed the investment in the MediaQuest PDRs, which will give ePLDT a 40% economic interest in Mediascape, Inc. As at March 5, 2013, the PDRs have not yet been issued.

MediaQuest is the parent company of Mediascape, Inc., which operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”. Cignal TV is now the largest DTH Pay-TV operator in the Philippines, with over 440 thousand subscribers as at December 31, 2012.

On March 5, 2013, the PLDT Board of Directors approved a Php3.6 billion investment by ePLDT in another PDR to be issued by MediaQuest, with Satventures, Inc., or Satventures, common shares as the underlying shares, which will give ePLDT a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Mediascape. On the same date, ePLDT was also authorized by the PLDT Board of Directors to invest in another PDR to be issued by MediaQuest with Hastings Holdings, Inc., or Hastings, common shares as underlying shares at a total subscription price of Php1.95 billion. Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including minority positions in the Philippine Star, the Philippine Daily Inquirer, and Business World. As a result of this investment, ePLDT will have a 100% economic interest in Hastings. See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The PLDT Group’s financial investment in Mediascape is consistent with the PLDT Group’s overall strategy of broadening its distribution platforms and increase the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks. It mirrors as well similar investments in media assets by other leading telecommunications companies worldwide.

11.	Investment in Debt Securities and Other Long-term Investments

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Security Bank Corporation, or Security Bank, Time Deposit	205	–
National Power Corporation, or NAPOCOR, Zero Coupon Bond	150	358
Rizal Commercial Banking Corporation, or RCBC, Note	–	150
	355	508
Less current portion (Note 27)	150	358

Noncurrent portion (Note 27)	205	150

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income (net of withholding tax) recognized on the time deposits amounted to US$42 thousand, or Php2 million, for the year ended December 31, 2012.

NAPOCOR Zero Coupon Bond

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, that matured on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond was carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php23 million in each of the years ended December 31, 2012 and 2011, while Php22 million for the year ended December 31, 2010.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC early redeemed its Tier 2 Note with face value of Php150 million and interest payment of Php2 milion on February 22, 2013 pursuant to the exercise of Redemption at the Option of the Issuer and as approved by the Bangko Sentral ng Pilipinas. Interest income recognized on the RCBC Note amounted to Php8 million in each of the years ended December 31, 2012, 2011 and 2010.

12.	Investment Properties

Changes in investment properties account for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Balance at beginning of the year	1,115	1,560
Net gains from fair value adjustments charged to profit or loss(1) (Note 3)	21	26
Transfers to property, plant and equipment – net (Note 9)	(289)	(470)
Disposals	(135)	(1)
Balance at end of the year (Note 3)	712	1,115

(1)	Presented as part of “other income” in our consolidated income statement.

Investment properties, which consist of land and building, are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. The valuation was based on an open market value, supported by a market evidence in which such assets could be exchanged between a knowledgeable and willing buyer and seller in an arm’s length transaction at the date of valuation. None of our investment properties are being leased to third parties that earn rental income.

Repairs and maintenance expenses related to investment properties amounted to Php54 million, Php70 million and Php75 million for the years ended December 31, 2012, 2011 and 2010, respectively.

13.	Business Combinations and Acquisition of Noncontrolling Interests

2012 Acquisitions

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT, IPVI and IEI entered into a Sale and Purchase Agreement whereby IPVI and IEI sold its 100% ownership in IPCDSI to ePLDT for a purchase price of Php728 million and Php72 million shareholder advances to ePLDT. The purchase price is subject to adjustments as enumerated herein: (a) receivables of Php13 million as specified in the schedule attached to the Sale and Purchase Agreement, provided that IPCDSI shall have collected such receivables, in whole or in part, within six months from October 12, 2012, or Closing Date; and (b) write-off of Philippine peso and U.S. dollar deposits of IP Converge Data Center, Inc., former parent company of IPCDSI, in Export and Industry Bank, Inc. amounting to Php8 million.

ePLDT shall pay the purchase price as follows: (a) initial payment of Php629 million on Closing Date; (b) retention amount of Php50 million to be remitted by ePLDT on Claim Period Termination Date (first business day after six months from Closing Date) subject to conditions as set forth in the Sale and Purchase Agreement, among which is the claim for deduction from the retention amount due to establishment of undisclosed liabilities or uncollected receivables; and (c) escrow amount of Php100 million deposited with an escrow agent designed by both parties on Closing Date and will be released to relevant party subject to the amount of EBITDA valuation. An additional consideration may be paid by ePLDT if the EBITDA valuation exceeds Php140 million. ePLDT determined that IPCDSI did not exceed Php140 million; thus, ePLDT does not have any contingent liability as at December 31, 2012.

The adjusted purchase price amounted to Php734 million as at December 31, 2012.

IPCDSI owns and operates two internet data centers in the country and provides enterprises with managed data services and cloud-based business solutions across a wide range of industries including IT solutions providers, gaming companies, e-learning and healthcare. IPCDSI is the country’s first and only Salesforce.com Cloud Alliance Partner providing Salesforce CRM licenses and consulting services to businesses. In addition, IPCDSI is also the country’s premier Google Enterprise Partner, allowing local organizations to adopt a cloud computing mindset and to ThinkOutCloudTM. Our investment in IPCDSI allows us to complete our multi-tiered data center product suite and expand our cloud solutions business. See Note 2 – Summary of Significant Accounting Policies – ePLDT’s Acquisition of IPCDSI.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of provisional values at the date of acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

		Provisional Values
	Previous	Recognized on
	Carrying Values	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	267	267
Intangible assets (Note 14)	–	2
Other noncurrent assets	7	7
Cash and cash equivalents	14	14
Trade and other receivables	159	159
Prepayments and other current assets	30	30

	477	479

Liabilities:
Long-term debt	26	26
Obligations under finance lease	18	18
Other noncurrent liabilities	43	43
Accounts payable	212	212
Accrued expenses and other current liabilities	20	20

	319	319

Total identifiable net assets acquired	158	160
Goodwill from the acquisition (Note 14)	–	574

Purchase consideration transferred	158	734

Cash flows from investing activity:
Net cash acquired with subsidiary		14
Cash paid		(734)
Purchase of subsidiary – net of cash acquired		(720)

The net assets acquired in the December 31, 2012 consolidated financial statements were based on a provisional assessment of fair value, while we sought an independent valuation on the value of IPCDSI’s assets. The results of this valuation had not been finalized as at the date of release of 2012 consolidated financial statements.

The fair value and gross amount of trade and other receivables amounted to Php159 million and Php196 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php37 million.

The goodwill of Php574 million pertains to the fair value of IPCDSI’s data center business, which includes operations of data centers, managed data services and cloud-based business solutions across a wide range of industries. The intangible assets of Php2 million pertain to the fair value of IPCDSI’s customer list and licenses.

Our consolidated revenues and net income would have increased by Php228 million and Php24 million, respectively, for the year ended December 31, 2012 had the acquisition of IPCDSI actually taken place on January 1, 2012. Total revenues and net income of IPCDSI included in our consolidated income statement from October 12 to December 31, 2012 amounted to Php206 million and Php32 million, respectively.

2011 Acquisitions

Spi’s Acquisition of Laserwords

On November 1, 2011, Spi acquired, through Spi Technologies India Private Ltd., a wholly-owned subsidiary of Spi, a 100% equity interest in Laserwords for a total cash consideration of US$23 million or Php1,030 million.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values at the date of acquisition as follows:

			Fair Values
	Previous Carrying Values		Recognized on Acquisition
	In U.S. Dollar	In Php(1)	In U.S. Dollar	In Php(1)
		(in millions)
Assets:
Property, plant and equipment (Note 9)	–	20	3	117
Deferred income tax assets – net (Note 7)	–	4	–	4
Goodwill (Note 14)	11	460	–	–
Intangible assets (Note 14)	–	–	7	286
Cash and cash equivalents	1	52	1	52
Trade and other receivables	4	175	4	175
Other current assets	1	71	1	71

	17	782	16	705

Liabilities:
Accounts payable	2	86	2	86
Deferred income tax liabilities	–	–	2	93
Accrued expenses and other current liabilities	1	6	–	6
Other current liabilities	1	48	1	48

	4	140	5	233

Total identifiable net assets acquired	13	642	11	472
Goodwill from the acquisition (Note 14)			12	558

Purchase consideration transferred			23	1,030

Cash flows from investing activity:
Net cash acquired with subsidiary			1	53
Cash paid			(23)	(1,030)

Purchase of subsidiary – net of cash acquired			(22)	(977)

Cash flow from operating activity:
Transaction cost paid				34

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php42.98 to US$1.00.

The valuation of Laserwords’ assets was completed in 2012 and the fair value of intangible assets were determined to be Php286 million. The fair value of goodwill decreased from Php849 million to Php558 million as a result of adjustments in the fair values of intangible assets and certain assets and liabilities as presented in the above table.

The goodwill of Php558 million pertains to the assembled workforce and existing contracts with the customers for publishing services.

The intangible assets pertaining to Laserwords’ customer contracts and customer relationship were determined at Php286 million with estimated useful lives of three to 10 years. Intangible assets were valued by an independent appraiser based on multiple excess earnings approach using weighted average cost of capital of 15.9%.

The fair value and gross amount of trade and other receivables amounted to Php175 million and Php185 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php10 million.

Our consolidated revenues would have increased by Php804 million and our net income would have decreased by Php8 million for the year ended December 31, 2011 had the acquisition of Laserwords actually taken place on January 1, 2011. Total revenues and net income of Laserwords included in our consolidated income statement from November 1, 2011 to December 31, 2011 amounted to Php129 million and Php26 million, respectively.

ePLDT’s Acquisition of ePDS

On August 24, 2011, Quantium and ePLDT entered into a Deed of Sale of Shares whereby Quantium sold an aggregate 6 million of its common shares equivalent to 17% of the issued and outstanding capital stock of ePDS, to ePLDT for a cash consideration of Php32 million. This additional acquisition of ePDS shares increased ePLDT’s shareholding in ePDS from 50% equity interest with a carrying value of Php16.5 million to 67% equity interest with a total carrying value at the time of acquisition of Php49 million. Previously, ePLDT accounted for its investment in ePDS as investment in joint venture.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values as follows at date of acquisition:

		Fair Values
	Previous	Recognized on
	Carrying Values	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	12	12
Deferred income tax assets – net (Note 7)	3	3
Other noncurrent assets	4	4
Cash and cash equivalents	104	104
Trade and other receivables	40	40
Prepayments and other current assets	6	6

	169	169

Liabilities:
Other noncurrent liabilities	9	9
Accounts payable	89	89
Accrued expenses and other current liabilities	37	37

	135	135

	34	34
Noncontrolling interests	–	(11)

Total identifiable net assets acquired	34	23
Goodwill from the acquisition (Note 14)		26

Purchase consideration transferred		49

Cash paid		32
Fair value of previous interest		17

		49
Cash flows from investing activity:
Net cash acquired with subsidiary		104
Cash paid		(32)
Cash acquired – net of purchase of subsidiary		72

Noncontrolling interests represent interest not owned by ePLDT, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value and gross amount of trade and other receivables amounted to Php39.9 million and Php40.3 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php0.4 million.

The goodwill of Php26 million pertains to the fair value of ePDS’ printing and enveloping business.

No gain was recognized from revaluation of ePLDT’s previously held interest of 50% in ePDS since the carrying value of investment approximates to the fair value at the time of acquisition of additional interest.

Our consolidated revenues and net income would have increased by Php97 million and Php10 million, respectively, for the year ended December 31, 2011 had the acquisition of ePDS actually taken place on January 1, 2011. Total revenues and net income of ePDS included in our consolidated income statement from August 24, 2011 to December 31, 2011 amounted to Php65 million and Php7 million, respectively.

PLDT’s Acquisition of Digitel

On March 29, 2011, the Board of Directors of PLDT and JGSHI approved the acquisition by PLDT of JGSHI’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3.28 billion common shares representing approximately 51.6% of the issued common stock of Digitel; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to JGSHI and its subsidiary, which are convertible into approximately 18.6 billion common shares of Digitel assuming a conversion date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar; and (iii) intercompany advances made by JGSHI to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010, or the Enterprise Assets.  Digitel operates a fixed line business in certain parts of the country and is the 100% owner of DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.

PLDT agreed to pay JGSHI and certain other seller-parties Php69.2 billion, which will be settled by the issuance of one new PLDT common share for every Php2,500 (equivalent to 27.7 million new PLDT common shares) consideration payable for the Enterprise Assets.  In order to aid the board of PLDT in discharging their fiduciary duties, PLDT engaged an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT. The independent financial advisor completed its review and concluded that the acquisition of the Enterprise Assets is fair and reasonable and in the interest of PLDT shareholders as a whole.

The completion of the acquisition was subject to the procurement of certain regulatory and other approvals, including: (i) the approval by the NTC of the sale or transfer of JGSHI and the other seller-parties’ Digitel shares representing more than 40% of Digitel’s issued and outstanding common stock; (ii) the confirmation by the Philippine SEC of the valuation of the Enterprise Assets; (iii) the approval by the PSE of the block sale of the Digitel shares; (iv) the confirmation by the Philippine SEC that the issuance of the PLDT common shares to JGSHI and the other seller-parties is exempt from the registration requirement of the Securities Regulation Code, or SRC; and (v) all other necessary approvals under applicable laws and regulations; and the approval by the common stockholders of PLDT for the issuance of the PLDT common shares as payment for the purchase price of the Enterprise Assets and the Digitel shares which shall have been tendered pursuant to the mandatory tender offer.

In addition, the sale of the Digitel shares owned by the seller-parties was subject to the consent of certain creditors of Digitel and DMPI. Digitel and DMPI have outstanding long-term debts that had been guaranteed by JGSHI.  The loans and guarantees contained representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel.  Digitel and DMPI obtained the required consents of the lenders and export credit agencies both for the transfer of ownership of Digitel and the replacement of JGSHI by PLDT as guarantor for these loans.

The acquisition was completed on October 26, 2011 following the issuance by the Philippine SEC on July 29, 2011 of the confirmations referred to in clauses (ii) and (iv) above by the NTC on October 26, 2011 of the approval referred to in clause (i) above, or the Decision, and by the PSE on October 26, 2011 of the approval referred to in clause (iii) above. PLDT’s common shareholders had earlier approved the issuance of PLDT common shares as payment for the Enterprise Assets during the PLDT stockholder’s meeting held on June 14, 2011.

As part of the NTC Decision, the NTC also approved the Divestment Plan presented by PLDT, which covers the following commitments:

•	CURE will sell its Red Mobile business to Smart consisting of its subscriber base, brand and fixed assets;

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits, or the Divestment Sale; and

•	PLDT will have a period of nine months reckoned from the date of promulgation of the Decision, or the Transition Period, to effect an orderly migration of CURE’s customers and an orderly transfer of CURE’s assets to Smart with the least disruption and degradation of service to CURE’s existing customers.

The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow Smart to recover its investment in acquiring, developing and operating CURE, or the Cost Recovery Amount. In the event that the actual proceeds from the Divestment Sale exceed the Cost Recovery Amount, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale.

The Divestment Sale will be conducted within six months after the Transition Period, provided the Decision shall have become final and executory. However, in the event that there will be a delay in the implementation of the Divestment Sale by reason of appeal or any legal challenge against the Decision, CURE will continue to pay spectrum user’s fee and other related fees which will form part of the Cost Recovery Amount. While the Divestment Sale is pending, the PLDT Group will not use the Affected Frequency.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, its only remaining assets as at June 30, 2012 are its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum CRA to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through a sale of CURE’s shares of stock to the winning bidder. Smart also submitted CURE’s audited financial statements as at June 30, 2012 to the NTC.

As payment for the Enterprise Assets, PLDT issued approximately 27.7 million common shares with a total issue value of around Php69 billion to the seller-parties. Said shares are subject to a lock-up period of one (1) year during which JGSHI and the other sellers may not transfer or encumber such PLDT shares without the consent of PLDT. PLDT granted consents to the sale by JGSHI of 5.81 million and 4.56 million PLDT shares under separate option agreements that JGSHI had entered into with a Philippine associate of First Pacific and NTT DOCOMO, respectively. Following the sale of those shares in November 2011, the JG Summit Group, First Pacific Group and its Philippine affiliates, and NTT Group (NTT DOCOMO and NTT Communications) owned approximately 8%, 26% and 20% of PLDT’s outstanding common shares, respectively, as at December 31, 2012.

On December 8, 2011, PLDT exercised the conversion option for 4 billion Digitel common shares with stated value of Php4 billion comprising 25% of the total amount of increase in Digitel’s authorized capital stock, which was paid through the assignment by PLDT to Digitel of: (i) 2013 Convertible Bonds issued by Digitel, with redemption value of US$25 million or Php1,087 million as of the conversion date of December 8, 2011; and (ii) 15.6% of its 2014 Exchangeable Bonds issued by DCPL with redemption value of US$66 million, or Php2,913 million, as of the exchange date of December 8, 2011. As a result of this partial conversion and exchange by PLDT of bonds into 4 billion Digitel common shares, PLDT’s equity interest increased from 51.6% to 70.2% of the outstanding common stock of Digitel as at January 12, 2012.

Under the SRC, PLDT was required to conduct a mandatory tender offer for all the remaining Digitel shares held by the noncontrolling shareholders, in connection with PLDT’s acquisition of initially approximately 51.6% interest in Digitel from the seller-parties.  On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at a price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of noncontrolling Digitel shareholders, except for tendering shareholders residing outside the Philippines, who will only be paid in cash.  The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. A total of 2,888 million shares were tendered by Digitel noncontrolling shareholders, representing approximately 94% of the shares held by the public. Of the shares tendered, 13% or 370 million Digitel shares were paid in cash for an aggregate amount of Php600 million, and 87% or 2,518 million Digitel shares were paid in PLDT common shares for a total of approximately 1.61 million PLDT common shares, which were issued on January 27, 2012.

On January 25, 2012, Digitel filed a petition for voluntary delisting of its shares with the PSE, since its public ownership level had fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and the Digitel shares were delisted and ceased to be tradable on the PSE effective March 26, 2012.

On February 7, 2012, PLDT’s Board of Directors authorized the exchange of 78.4% of the 2014 Exchangeable Bonds issued by DCPL with redemption value of US$340 million, or Php14,641 million, in exchange for 14,641 million Digitel common shares. As at March 26, 2012, PLDT purchased a total of 72.3 million common shares of Digitel from the open market. On May 8, 2012, PLDT’s Board of Directors authorized the exchange of the remaining 2014 Exchangeable Bonds with redemption value of US$27 million, or Php1,143 million, in exchange for 1,143 million Digitel common shares. The exchange was subject to the approval of the Philippine SEC of the increase in authorized capital stock of Digitel, which approval was obtained on September 11, 2012. As a result of the tender offer, open market acquisitions, and the exchanges described above, PLDT held 99.54% of the outstanding capital of Digitel as at December 31, 2012.

PLDT’s acquisition of equity interest, convertible exchangeable bonds and advances owned by JGSHI Group, and the mandatory tender offer are linked transactions and was accounted for as a single business combination transaction.

The consideration of Php69,429 million is the sum of the fair value of PLDT’s newly issued 27.7 million common shares with fair market value per share of Php2,330 and an aggregate value in the amount of Php64,492 million in exchange for the equity interest, convertible exchangeable bonds and advances owned by JGSHI Group, and the fair value of financial instruments based on the statutory put option for the mandatory tender offer of Php4,937 million. The fair value of PLDT’s newly issued shares is valued at Php2,330 per share, which is the quoted fair market value per share as at the market closing on October 26, 2011. Incidental cost related to acquisition amounting to Php599 million was recognized as expense.

As a result of the transaction, goodwill amounting to Php58,870 million, representing the difference between the total consideration of Php69,429 million and the fair value of net assets acquired of Php10,559 million, was recognized.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of fair values at the date of acquisition as follows:

		Fair Values
	Previous	Recognized on
	Carrying Values	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	39,701	42,112
Intangible assets (Note 14)	–	12,117
Advances and other noncurrent assets – net of current portion	153	153
Cash and cash equivalents	1,856	1,856
Trade and other receivables	1,593	1,593
Inventories and supplies	282	282
Prepayments	2,157	2,157
Current portion of advances and other noncurrent assets	4	4

	45,746	60,274

Liabilities:
Interest-bearing financial liabilities – net of current portion	17,401	17,401
Deferred income tax liabilities – net	2,784	6,960
Derivative financial liabilities	329	329
Pension and other employee benefits	64	64
Customers’ deposits	4	4
Deferred credits and other noncurrent liabilities	6,004	6,004
Accounts payable	2,318	2,318
Accrued expenses and other current liabilities	12,202	12,202
Derivative financial liabilities	88	88
Current portion of interest-bearing financial liabilities	4,345	4,345

	45,539	49,715

Total identifiable net assets acquired	207	10,559
Goodwill from the acquisition (Note 14)		58,870

Purchase consideration transferred		69,429

Fair value of newly issued PLDT common shares		64,492
Mandatory tender offer option liability		4,937

		69,429

Cash flow from investing activity:
Net cash acquired with subsidiary		1,856

Incidental cost		599

The valuation of Digitel’s assets was completed in 2012 and the acquisition date fair value of intangible assets was Php12,117 million, and the fair value of property, plant and equipment was Php42,112 million, an increase of Php2,411 million over the provisional value. The December 31, 2011 comparative information was adjusted to reflect the adjustment to the provisional amounts. As a result, there was a reduction in goodwill of Php9,745 million, net of tax effect, resulting in Php58,870 million of total goodwill arising on the acquisition.

The goodwill of Php58,870 million pertains to the expected synergies once the wireless and fixed line businesses of Digitel is integrated into the PLDT Group. Expected synergies arising from the acquisition includes cost efficiencies attainable from elimination of redundant infrastructure and facilities between PLDT, Smart and Digitel, and expected increase in revenue from current market share of PLDT, Smart and Digitel due to enhanced connectivity and integrated products and services.

The intangible assets to DMPI’s subscriber base, franchise, and trademark were determined at Php4,596 million, Php3,016 million and Php4,505 million, respectively. The estimated remaining useful lives of subscriber base and franchise were 9 and 16 years, respectively, while trademark has indefinite useful life. The estimated useful life of subscriber base was determined based on the historical subscriber churn rate, while the estimate useful life of the franchise was determined based on the remaining term of the wireless franchise. Subscriber base, franchise and trademark were valued by an independent appraiser based on Multiple Excess Earnings Approach, Greenfield Method and Royalty Relief Method, respectively.

The fair value and gross amount of trade and other receivables amounted to Php1,593 million and Php4,071 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php2,478 million.

Upon completion of the tender offer on January 16, 2012, we recognized a net reduction adjustment in the goodwill of Php919 million. This adjustment represents the share of noncontrolling Digitel shareholders in the negative carrying value of Digitel at the end of the tender offer period amounting to Php1,004 million, net of the difference between the fair value of the PLDT’s common shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel shareholders and tender offer liability recognized as at December 31, 2011 amounting to Php85 million. See Note 14 – Goodwill and Intangible Assets.

Our consolidated revenues would have increased by Php18,119 million, while our consolidated net income would have increased by Php711 million for the year ended December 31, 2011 had the acquisition of Digitel actually taken place on January 1, 2011. Total revenues and net loss of Digitel included in our consolidated income statement from October 26, 2011 to December 31, 2011 amounted to Php3,845 million and Php606 million, respectively.

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2012 and 2011 are as follows:

						Intangible Assets
						with Indefinite			Total Goodwill
	Intangible Assets with Definite Life					Life	Total		and
	Customer List	Franchise	Spectrum	Licenses	Others	Trademark	Intangible Assets	Goodwill	Intangible Assets
					(in million pesos)
December 31, 2012
Costs:
Balance at beginning of the year	6,231	3,016	1,205	120	1,211	4,505	16,288	74,322	90,610
Business combinations (Note 13)	1	–	–	1	–	–	2	574	576
Noncontrolling interest adjustments (Note 13)	–	–	–	–	–	–	–	(919)	(919)
Discontinued operations (Note 2)	(1,691)	–	–	–	(20)	–	(1,711)	(10,097)	(11,808)
Translation and other adjustments	185	–	–	14	(14)	–	185	(941)	(756)
Balance at end of the year	4,726	3,016	1,205	135	1,177	4,505	14,764	62,939	77,703

Accumulated amortization and impairment:
Balance at beginning of the year	1,360	–	589	41	1,095	–	3,085	4,222	7,307
Amortization during the year (Note 3)	778	217	80	7	19	–	1,101	–	1,101
Discontinued operations (Note 2)	(1,338)	–	–	–	(19)	–	(1,357)	(3,418)	(4,775)
Translation and other adjustments	(78)	–	–	14	(11)	–	(75)	(105)	(180)

Balance at end of the year	722	217	669	62	1,084	–	2,754	699	3,453

Net balance at end of the year (Note 3)	4,004	2,799	536	73	93	4,505	12,010	62,240	74,250

Estimated useful lives (in years)	1 – 9	16	15	1–18	1 – 10	–	–	–	–
Remaining useful lives (in years)	1 –8	15	7	2–10	3 – 7	–	–	–	–

December 31, 2011 (As Adjusted – Note 13)
Costs:
Balance at beginning of the year	1,632	–	1,205	554	1,152	–	4,543	14,733	19,276
Business combinations (Note 13)	4,882	3,016	–	–	–	4,505	12,403	59,454	71,857
Additions	–	–	–	2	–	–	2	–	2
Disposal	–	–	–	(436)	–	–	(436)	(464)	(900)
Translation and other adjustments	(283)	–	–	–	59	–	(224)	599	375
Balance at end of the year	6,231	3,016	1,205	120	1,211	4,505	16,288	74,322	90,610

Accumulated amortization and impairment:
Balance at beginning of the year	1,212	–	509	426	1,018	–	3,165	4,626	7,791
Amortization during the year (Note 3)	146	–	80	17	21	–	264	–	264
Disposal	–	–	–	(407)	–	–	(407)	(430)	(837)
Translation and other adjustments	2	–	–	5	56	–	63	26	89
Balance at end of the year	1,360	–	589	41	1,095	–	3,085	4,222	7,307

Net balance at end of the year (Note 3)	4,871	3,016	616	79	116	4,505	13,203	70,100	83,303

Estimated useful lives (in years)	1 – 9	16	15	18	1 – 10	–	–	–	–
Remaining useful lives (in years)	2 – 9	16	8	11	1 – 8	–	–	–	–

The goodwill and intangible assets of our reportable segments as at December 31, 2012 and 2011 are as follows:

	2 0 1		2		2 0 1	1 (As Adjusted – Note 13)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	BPO	Total
			(in million pesos)
Trademark	4,505	–	4,505	4,505	–	–	4,505
Customer list	4,003	1	4,004	4,605	–	266	4,871
Franchise	2,799	–	2,799	3,016	–	–	3,016
Spectrum	536	–	536	616	–	–	616
Licenses	73	–	73	79	–	–	79
Others	93	–	93	108	–	8	116
Total intangible assets	12,009	1	12,010	12,929	–	274	13,203
Goodwill	57,322	4,918	62,240	57,140	5,263	7,697	70,100

Total intangible assets and goodwill (Note 3)	69,331	4,919	74,250	70,069	5,263	7,971	83,303

The consolidated future amortization of intangible assets as at December 31, 2012 is as follows:

Year	(in million pesos)
2013	803
2014	799
2015	798
2016	798
2017 and onwards	4,307

Intangible assets with definite life (Note 3)	7,505
Intangible assets with indefinite life	4,505

Balance at end of the year	12,010

Impairment Testing of Goodwill

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2012, the PLDT Group’s goodwill comprised of goodwill resulting from ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill was applied to the fixed line and wireless asset group, respectively, which represent the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among the companies within the Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 2G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone, as well as the Worldwide Interoperability for Microwave Access technology of PDSI. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines covering 73% of the total cities within the country.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which is composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries shared the same facilities to leverage on a Group perspective.

Given the significant common use of network facilities among fixed and wireless companies within the Group, Management deems that the wireless and fixed line operating segment are the lowest CGU to which goodwill is to be allocated and which are expected to benefit from the synergies.

The recoverable amount of the wireless and fixed line segments had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2013 to 2015.  The pre-tax discount rate applied to cash flow projections is 12% for the wireless and fixed line segments.  Cash flows beyond the three-year period are determined using a 2.5% growth rate for the wireless and fixed line segments, which is the same as the long-term average growth rate for the telecommunications industry.

Based on the assessment of the value-in-use of the wireless and fixed line segment, the recoverable amount exceeded the carrying amount of the CGUs, which as a result, no impairment was recognized in relation to goodwill resulting from the acquisition of IPCDSI, Digitel, ePDS, Chikka, CURE, Airborne Access, PDSI and SBI.

15.	Cash and Cash Equivalents

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Cash on hand and in banks (Note 27)	5,611	4,637
Temporary cash investments (Note 27)	31,550	41,420

	37,161	46,057

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php1,295 million, Php1,317 million and Php1,067 million for the years ended December 31, 2012, 2011 and 2010, respectively.

16.	Trade and Other Receivables

As at December 31, 2012 and 2011, this account consists of receivables from:

	2012	2011
	(in million pesos)
Retail subscribers (Note 27)	10,568	11,302
Corporate subscribers (Notes 24 and 27)	8,100	9,200
Foreign administrations (Note 27)	4,960	4,961
Domestic carriers (Notes 24 and 27)	1,707	1,323
Dealers, agents and others (Notes 18, 24 and 27)	4,334	4,231

	29,669	31,017
Less allowance for doubtful accounts (Notes 3, 5 and 27)	13,290	14,772

	16,379	16,245

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the Group.

Trade receivables are non interest-bearing and are generally on terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 24 – Related Party Transactions.

See Note 24 – Related Party Transactions – Terms and Conditions of Transactions with Related Parties for the summary of transactions with related parties and Note 27 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the years ended December 31, 2012 and 2011 are as follows:

			Corporate	Foreign		Dealers,
	Total	Retail Subscribers	Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
December 31, 2012
Balance at beginning of the year	14,772	7,264	6,492	199	111	706
Provisions (Notes 2, 3, 4 and 5)	2,178	1,404	675	6	7	86
Business combinations and others (Note 13)	36	–	36	–	–	–
Discontinued operations (Note 2)	(118)	(2)	(87)	–	–	(29)
Write-offs	(3,564)	(2,700)	(531)	(95)	–	(238)
Translation and other adjustments	(14)	523	(448)	(11)	(12)	(66)

Balance at end of the year	13,290	6,489	6,137	99	106	459

Individual impairment	8,705	2,653	5,514	99	106	333
Collective impairment	4,585	3,836	623	–	–	126

	13,290	6,489	6,137	99	106	459

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,705	2,653	5,514	99	106	333

December 31, 2011
Balance at beginning of the year	11,830	5,045	5,956	158	138	533
Business combinations and others (Note 13)	2,463	1,870	305	42	56	190
Provisions (Notes 2, 3, 4 and 5)	1,549	812	673	12	6	46
Write-offs	(1,037)	(675)	(344)	–	(11)	(7)
Translation and other adjustments	(33)	212	(98)	(13)	(78)	(56)
Balance at end of the year	14,772	7,264	6,492	199	111	706

Individual impairment	9,239	3,099	5,278	199	111	552
Collective impairment	5,533	4,165	1,214	–	–	154

	14,772	7,264	6,492	199	111	706

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,239	3,099	5,278	199	111	552

17.	Inventories and Supplies

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	1,605	1,349
At cost	1,942	1,728
Spare parts and supplies:
At net realizable value	1,372	1,606
At cost	1,985	2,256
Others:
At net realizable value	490	872
At cost	494	875
Total inventories and supplies at the lower of cost or net realizable value (Notes 3, 4 and 5)	3,467	3,827

The cost of inventories and supplies recognized as expense for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Cost of sales	8,035	2,037	3,517
Repairs and maintenance	443	517	357
Write-down of inventories and supplies (Notes 3, 4 and 5)	215	143	108
	8,693	2,697	3,982

18.	Prepayments

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
		(As Adjusted – Note
		13)
	(in million pesos)
Prepaid benefit costs (Notes 3 and 25)	7,864	5,654
Prepaid taxes (Note 5)	6,340	8,219
Prepaid selling and promotions	902	907
Prepaid fees and licenses	318	13
Prepaid rent – net (Note 3)	246	137
Prepaid insurance (Note 24)	144	156
Other prepayments	223	128

	16,037	15,214
Less current portion of prepayments	5,144	6,345

Noncurrent portion of prepayments	10,893	8,869

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations less unrecognized net actuarial gains or losses recognized in our consolidated statements of financial position.
See Note 25 – Employee Benefits.

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Agreement between PLDT and Smart with TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest Holdings, Inc., or MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund, or BTF, for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. Total prepayment under the advertising placement agreements amounted to Php893 million each as at December 31, 2012 and 2011. See Note 24 – Related Party Transactions.

19.	Equity

Changes in PLDT’s capital account for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Non-Voting
	Preferred Stock –		Voting Preferred
	Php10 par value		Stock – Php1 par
	per share		value per share
	Series			Total		Common Stock –
	A to II	IV	Voting	Preferred Stock		Php5 par value per share
	Number of Shares				Amount	Number of Shares	Amount
			(in millions)
Authorized	508	300	150	958	Php8,225	234	Php1,170

Issued
Balances as at January 1, 2012	406	36	–	442	Php4,419	217	Php1,085
Issuance	–	–	150	150	150	2	8
Conversion	(3)	–	–	(3)	(30)	–	–
Redemption	(403)	–	–	(403)	(4,029)	–	–
Balances as at December 31, 2012	–	36	150	186	Php510	219	Php1,093

Balances as at January 1, 2011	406	36	–	442	Php4,419	189	Php947
Issuance	–	–	–	–	2	28	138
Conversion	–	–	–	–	(2)	–	–

Balances as at December 31, 2011	406	36	–	442	Php4,419	217	Php1,085

Balances as at January 1, 2010	405	36	–	441	Php4,416	189	Php947
Issuance	1	–	–	1	3	–	–
Balances as at December 31, 2010	406	36	–	442	Php4,419	189	Php947

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012.

The Series HH and II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2012 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the PLDT Subscriber Investment Plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of             shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series HH and II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such             shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 15, 2012, PLDT and the Subscriber executed a Subscription Agreement pursuant to which PLDT agreed to issue to the Subscriber 150 million Voting Preferred Shares subscribed at a subscription price of Php1.00 per share, or a total subscription price of Php150 million. The Board of Directors of PLDT authorized such subscription and issuance of Voting Preferred Shares to the Subscriber in its meeting held on October 12, 2012. Consequently, on October 16, 2012, PLDT issued 150 million Voting Preferred Shares to the Subscriber. Following the issuance of 150 million Voting Preferred Shares, the voting percentage of NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group were 12%, 15% and 5%, respectively, as at December 31, 2012. See Note 1 – Corporate Information and Note 26 – Provisions and Contingencies – Matters Relating to Gamboa Case.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the SIP Preferred Shares, and all such shares were redeemed and retired effective on January 19, 2012, or the Redemption Date.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the Holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to Php2.3 billion for unclaimed dividends on SIP Preferred Shares, or a total amount of Php8.2 billion, to fund the redemption of the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock and all such shares were redeemed and retired effective on August 30, 2012. The record date for purposes of determining the holders of the outstanding Series GG Shares subject to redemption, or Holders of Series GG Shares, was fixed on May 22, 2012. In accordance with the terms and conditions of the Series GG Shares, the Holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php247 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php63 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of PLDT Series A to FF 10% Cumulative Convertible Preferred Stock.

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively, were not surrendered for cancellation, the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such             shares ceased and terminated, except only the right to receive the Redemption Price of such             shares, but without interest thereon.

A total amount of Php279 million was withdrawn from the Trust Account, representing total payments on redemption as at December 31, 2012. The balance of the Trust Account of Php7,884 million was presented as part of the current portion of advances and other noncurrent assets and the related redemption liability of the same amount was presented as part of accrued expenses and other current liabilities in our statement of financial position as at December 31, 2012. See Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007 effective on May 16, 2013. The record date for purpose of determining the holders of the outstanding Series HH shares issued in 2007 subject to redemption, or Holder of Series GG Shares issued in 2007, was fixed on Februay 14, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the Holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such             shares, plus accrued and unpaid dividends thereon up to May 16, 2012, or the Redemption Price of Series HH Shares issued in 2007.

PLDT expects to similarly redeem the outstanding shares of Series HH issued in 2008 and Series II 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our core EPS, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2012 and 2011. See Note 27 – Financial Assets and Liabilities – Capital Management Risk.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel. See Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Dividends Declared

Our dividends declared for the years ended December 31, 2012, 2011 and 2010 are detailed as follows:

December 31, 2012

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series GG	January 31, 2012	February 29, 2012	March 30, 2012	1.00	–
Series GG – Final Dividends	July 3, 2012	May 22, 2012	August 30, 2012	0.0027/day	–
Series HH	March 22, 2012	April 20, 2012	May 31, 2012	1.00	–
Series II	March 22, 2012	April 20, 2012	May 31, 2012	1.00	–

					–

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 31, 2012	February 20, 2012	March 15, 2012	–	12
	May 8, 2012	May 28, 2012	June 15, 2012	–	13
	August 7, 2012	August 22, 2012	September 15, 2012	–	12
	November 6, 2012	November 20, 2012	December 15, 2012	–	12

					49
Cumulative Non-Convertible Voting Preferred Stock	December 4, 2012	December 19, 2012	January 15, 2013	0.0001806/day	2

Common Stock
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012	63.00	13,611
	August 7, 2012	August 31, 2012	September 28, 2012	60.00	12,964
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012	48.00	10,371

					36,946

Charged to retained earnings					36,997

*	Dividends were declared based on total amount paid up.

December 31, 2011

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2011	February 24, 2011	March 31, 2011	1.00	17
Series DD	January 25, 2011	February 10, 2011	February 28, 2011	1.00	3
Series FF	January 25, 2011	February 10, 2011	February 28, 2011	1.00	–
Series GG	January 25, 2011	February 24, 2011	March 31, 2011	1.00	–
Series EE	March 29, 2011	April 28, 2011	May 31, 2011	1.00	–
Series HH	March 29, 2011	April 28, 2011	May 31, 2011	1.00	–
Series A, I, R, W, AA and BB	July 5, 2011	August 3, 2011	August 31, 2011	1.00	128
Series B, F, Q, V and Z	August 2, 2011	September 1, 2011	September 30, 2011	1.00	91
Series E, K, O and U	September 20, 2011	October 7, 2011	October 31, 2011	1.00	44
Series C, D, J, T and X	September 20, 2011	October 20, 2011	November 29, 2011	1.00	57
Series G, N, P and S	November 3, 2011	December 1, 2011	December 29, 2011	1.00	26
Series H, L, M and Y	December 6, 2011	January 3, 2012	January 19, 2012	1.00	42

					408
Final Dividends
Series A to FF	December 6, 2011	October 10, 2011	January 19, 2012	0.0027/day	142

					550
Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 25, 2011	February 18, 2011	March 15, 2011	–	12
	May 10, 2011	May 27, 2011	June 15, 2011	–	12
	August 2, 2011	August 18, 2011	September 15, 2011	–	13
	November 3, 2011	November 18, 2011	December 15, 2011	–	12

					49
Common Stock
Regular Dividend	March 1, 2011	March 16, 2011	April 19, 2011	78.00	14,567
	August 2, 2011	August 31, 2011	September 27, 2011	78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011	66.00	12,326

					41,460

Charged to retained earnings					42,059

*	Dividends were declared based on total amount paid up.

December 31, 2010

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series CC	January 26, 2010	February 25, 2010	March 31, 2010	1.00	17
Series DD	January 26, 2010	February 11, 2010	February 26, 2010	1.00	3
Series EE	March 26, 2010	April 23, 2010	May 31, 2010	1.00	–
Series A, I, R, W, AA and BB	July 7, 2010	August 5, 2010	August 31, 2010	1.00	128
Series B, F, Q, V and Z	August 3, 2010	September 2, 2010	September 30, 2010	1.00	92
Series E, K, O and U	August 31, 2010	September 30, 2010	October 29, 2010	1.00	44
Series C, D, J, T and X	September 28, 2010	October 28, 2010	November 30, 2010	1.00	57
Series G, N, P and S	November 4, 2010	December 2, 2010	December 29, 2010	1.00	26
Series H, L, M and Y	December 7, 2010	January 4, 2011	January 31, 2011	1.00	42
					409

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2010	February 19, 2010	March 15, 2010	–	12
	May 13, 2010	May 27, 2010	June 15, 2010	–	13
	August 3, 2010	August 18, 2010	September 15, 2010	–	12
	November 4, 2010	November 19, 2010	December 15, 2010	–	12
					49

Common Stock
Regular Dividend	March 2, 2010	March 17, 2010	April 20, 2010	76.00	14,197
	August 3, 2010	August 19, 2010	September 21, 2010	78.00	14,570
Special Dividend	March 2, 2010	March 17, 2010	April 20, 2010	65.00	12,142

					40,909

Charged to retained earnings					41,367

*	Dividends were declared based on total amount paid up.

Our dividends declared after December 31, 2012 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 29, 2013	February 28, 2013	March 15, 2013	–	12

Cumulative Non-convertible Voting Preferred Stock*	March 5, 2013	March 20, 2013	April 15, 2013	–	3

Common Stock
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013	60.00	12,963
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013	52.00	11,235

					24,198

Charged to retained earnings					24,213

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our retained earnings available for dividend declaration for as at December 31, 2012:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2011	26,232
Effect of PAS 27 Adjustments	5,561

Parent Company’s unappropriated retained earnings at beginning of the year	31,793
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(1,679)
Fair value adjustments (mark-to-market gains)	(4,289)
Fair value adjustments of investment property resulting to gain	(466)

Unappropriated retained earnings as adjusted at beginning of the year	25,359

Parent Company’s net income attributable to equity holder of PLDT	33,487
Unrealized income – net of tax during the year
Fair value adjustments of investment property resulting to gain	(80)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalent)	(337)

33,070

Realized income during the year
Realized fair value adjustments (mark-to-market gains)	3,157
Realized foreign exchange gains	920
Revaluation increment of investment property sold removed from other comprehensive income	105
Realized fair value adjustments of investment property	11

4,193

Cash dividends declared during the year
Common stocks	(36,946)
Preferred stocks	(51)
(36,997)

Parent Company’s unappropriated retained earnings available for dividends as at December 31, 2012	25,625

As at December 31, 2012, the consolidated unappropriated retained earnings amounted to Php24,794 million while the Parent Company’s unappropriated retained earnings amounted to Php28,388 million. The difference of Php3,594 million pertains to the accumulated losses of consolidated subsidiaries, associates and joint ventures accounted for under the equity method.

20.	Interest-bearing Financial Liabilities

As at December 31, 2012 and 2011, this account consists of the following:

	2012	2011
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23 and 27)	102,811	91,273
Obligations under finance leases (Notes 3, 4, 5, 23 and 27)	10	7

	102,821	91,280

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23 and 27)	12,981	22,893
Obligations under finance leases maturing within one year (Notes 3, 4, 5, 23 and 27)	8	7
Notes payable (Notes 4, 5, 23 and 27)	–	3,109
	12,989	26,009

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Long-term debt (Note 27)	1,323	2,136
Obligation under finance lease	3	2
Unamortized debt discount at end of the year	1,326	2,138

The following table describes all changes to unamortized debt discount for the years ended December 31, 2012 and 2011.

	2012	2011
	(in million pesos)
Unamortized debt discount at beginning of the year	2,138	2,945
Additions during the year	124	43
Revaluations during the year	118	187
Discontinued operations (Note 2)	(1)	–
Accretion during the year included as part of Financing costs – net – Accretion on financial liabilities (Note 5)	(1,053)	(1,037)
Unamortized debt discount at end of the year	1,326	2,138

Long-term Debt

As at December 31, 2012 and 2011, long-term debt consists of:

Description	Interest Rates	2012			2011
				(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2012 and 2011	US$	204	Php8,363	US$	248	Php10,879
Exportkreditnamnden, or EKN	1.90% to 3.79% and US$ LIBOR + 0.30% to 0.35% in 2012 and 3.79% and US$ LIBOR + 0.30% to 0.35% in 2011	104		4,253	102		4,483
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2012 and 2011	67		2,771	79		3,475
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2012 and 2011	44		1,813	63		2,775
Others	US$ LIBOR + 0.35% to 0.40% in 2012 and 2011	2		101	6		256
			421	17,301		498	21,868
Fixed Rate Notes	8.35% to 11.375% in 2012 and 2011		232	9,544		377	16,567
Term Loans:
Debt Exchange Facility	2.25% in 2012 and 2011		254	10,450		238	10,472
GSM Network Expansion Facilities	US$ LIBOR + 0.42% to 1.85% in 2012 and 4.70% and US$ LIBOR + 0.42% to 1.85% in 2011	172		7,041	50		2,201
Others	US$ LIBOR + 0.42% to 1.90% in 2012 and 2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2011	194		7,962	51		2,222
		US$	1,273	52,298	US$	1,214	53,330

Philippine Peso Debts:
Corporate Notes	5.3300% to 9.1038% in 2012 and 5.4692% to 9.1038% and PDST-F + 1.25% in 2011			40,006			38,510
Term Loans:
Unsecured Term Loans	4.9110% to 8.6271%, PDST-F + 0.30% and BSP overnight rate + 0.30% bps to 0.50% bps in 2012 and 5.8308% to 8.6271%, PDST-F + 0.30% and BSP overnight rate + 0.30% bps to 0.50% bps in 2011			21,988			22,277
Secured Term Loans	5.2604% to 5.659%, PDST-F + 1.375% in 2012 and PDST-F + 1.375% and AUB’s prime rate in 2011			1,500			49

				63,494			60,836

Total long-term debt				115,792			114,166
Less portion maturing within one year (Note 27)				12,981			22,893

Noncurrent portion of long-term (Note 27)				Php102,811			Php91,273

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2012 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
		(in millions)
2013	221	9,065	3,999	13,064
2014	460	18,885	1,575	20,460
2015	150	6,168	5,417	11,585
2016	134	5,514	15,384	20,898
2017 and onwards	339	13,943	37,165	51,108

	1,304	53,575	63,540	117,115

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million seven-year Export Credit Agreement to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR, with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders. The facility is covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 1, 2013. The agreement was drawn on various dates in 2005, 2006 and 2007 in the total amount of US$23.6 million. The amounts of US$3 million, or Php138 million, and US$7 million, or Php296 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On May 4, 2006, DMPI signed a US$12.7 million seven-year Export Credit Agreement to finance the supply of the equipment and software for the expansion of its GSM services in the NCR with the Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on October 6, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amounts of US$4 million, or Php143 million, and US$5 million, or Php229 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On June 1, 2006, DMPI signed a US$12 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project with ING Bank N.V., or ING Bank, as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 1, 2014. The agreement was drawn on November 24, 2006 and October 31, 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amounts of US$2 million, or Php86 million, and US$4 million, or Php153 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On May 24, 2007, DMPI signed a US$21 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$7 million, or Php305 million, and US$10 million, or Php457 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On May 24, 2007, DMPI signed a US$12.1 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 NCR Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$12.1 million. The amounts of US$4 million, or Php178 million, and US$6 million, or Php266 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On November 10, 2008, DMPI signed a US$23.8 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Core Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$23.8 million. The amounts of US$14 million, or Php558 million, and US$17 million, or Php746 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On November 10, 2008, DMPI signed a US$5.5 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the supply of 3G network in the NCR with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$5.5 million. The amounts of US$3 million, or Php129 million, and US$4 million, or Php172 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On November 10, 2008, DMPI signed a US$4.9 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project with ING Bank as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$4.9 million. The amounts of US$3 million, or Php116 million, and US$4 million, or Php155 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On August 14, 2009, DMPI signed a US$24.7 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 5 NCR Base Station Expansion with Credit Suisse as the lead arranger. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn on various dates in 2009 and 2010 in the total amount of US$24.7 million. The amounts of US$18 million, or Php725 million, and US$21 million, or Php930 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On August 14, 2009, DMPI signed a US$15.9 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The amounts of US$11 million, or Php453 million, and US$13 million, or Php581 million, remained outstanding as at December 31, 2012 and 2011, respectively. The facility was paid in full on February 14, 2013.

On December 16, 2009, DMPI signed a US$50 million seven-year Buyer’s Credit Agreement to finance the equipment and related materials for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects with China Citic Bank Corporation Ltd., or China CITIC Bank, as the original lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 17, 2017. The agreement was drawn on various dates in 2010 in the total amount of US$48 million. The undrawn amount of US$2 million was cancelled. On December 9, 2011, China CITIC Bank and ING Bank signed a Transfer Certificate and Assignment of Guarantee whereby ING Bank took over the debt under the Buyers Credit Agreement. The assignment of debt was completed on December 16, 2011. The amounts of US$34 million, or Php1,392 million, and US$41 million, or Php1,786 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On September 15, 2010, DMPI signed a US$117.3 million seven-year Term Loan Facility Agreement to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN; (2) Phase 3 3G; and (3) Phase 8B NCR and SLZ BSS with China Development Bank and HSBC as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven and half years in 15 equal semi-annual installments with final installment on April 10, 2019. The agreement was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amounts of US$101 million, or Php4,140 million, and US$116 million, or Php5,108 million, remained outstanding as at December 31, 2012 and 2011, respectively.

EKN

On April 4, 2006, DMPI signed a US$18.7 million nine-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank AB (publ), or Nordea Bank, as the lender. The facility is covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amounts of US$5 million, or Php220 million, and US$7 million, or Php329 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On December 20, 2006, DMPI signed a US$43.2 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao with ING Bank as the lender. The facility is covered by a guarantee from EKN. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 30, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amounts of US$10 million, or Php393 million, and US$16 million, or Php700 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On December 17, 2007, DMPI signed a US$59.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on March 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$59 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$31 million, or Php1,248 million, and US$38 million, or Php1,631 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On December 17, 2007, DMPI signed a US$51.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on June 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$51.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$26 million, or Php1,084 million, and US$32 million, or Php1,416 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$22 million. This facility is payable semi-annually in ten equal installments with final installment on December 10, 2013. The outstanding balance under the facility amounted to US$5 million, or Php195 million, and US$9 million, or Php414 million, both net of unamortized debt discount, as at December 31, 2012 and 2011, respectively.

On June 10, 2011, Smart signed a US$49 million five-year term loan facility to finance the supply and services contracts for the modernization and expansion project with Nordea Bank as the original lender, arranger and facility agent. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The agreement is comprised of Tranche A1, Tranche A2 and Tranche B in the amounts of US$24 million, US$24 million and US$1 million, respectively. The facility was partially drawn on the following dates:
(1) March 13, 2012 in the amounts of US$3 million and US$1 million for Tranche A1 and Tranche B, respectively; (2) May 2, 2012 in the amount of US$16 million for Tranche A1; (3) June 21, 2012 in the amount of US$5 million for Tranche A1; and (4) August 16, 2012 in the amount of US$8 million for Tranche A2. This facility is payable semi-annually in ten equal installments with final installment on December 29, 2016 for Tranche A1 and B and October 30, 2017 for Tranche A2. The amount of US$27 million, or Php1,113 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million eight-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank and ING Bank as the lenders. The facility is covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. The agreement is comprised of Tranche 1 and Tranche 2 in the total amounts of US$43 million and US$53.6 million, respectively. Both tranches are payable over eight and a half years in 17 equal semi-annual installments with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amounts of US$67 million, or Php2,771 million, and US$79 million, or Php3,475 million, remained outstanding as at December 31, 2012 and 2011, respectively.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual installments with final installment on July 15, 2014. The amounts of US$20 million, or Php811 million, and US$29 million, or Php1,290 million, both net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with FEC guaranteed by Finnvera for 100% political and commercial risk cover. The facility was awarded to Citicorp as the arranger and was drawn on April 7, 2010 and was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual installments with final installment on April 7, 2015. The amounts of US$24 million, or Php1,002 million, and US$34 million, or Php1,485 million, both net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million seven-year Export Credit Agreement to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project with ING Bank, Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from COFACE, the export-credit agency of France. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on February 8, 2013. The agreement was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The amounts of US$1 million, or Php53 million, and US$4 million, or Php171 million, remained outstanding as at December 31, 2012 and 2011, respectively.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network with ING Bank as the lender. The facility is covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 27, 2014. The agreement was drawn in 2006 and 2007 in the total amount of US$5.4 million. The undrawn amount of US$0.6 million was cancelled. The amounts of US$1 million, or Php48 million, and US$2 million, or Php85 million, remained outstanding as at December 31, 2012 and 2011, respectively.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2012 and 2011:

Principal Amount	Interest Rate	Maturity Date	2012		2011
				(in millions)
US$234,259,000	8.350%	March 6, 2017	US$232	Php9,544	US$	232	Php10,189
US$145,789,000	11.375%	May 15, 2012	–	–		145	6,378
			US$232	Php9,544	US$	377	Php16,567

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, of the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid a cash amount of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

The outstanding balance of the Facility amounted to US$254 million, or Php10,450 million, and US$238 million, or Php10,472 million, both net of unamortized debt discount, as at December 31, 2012 and 2011, respectively. The Facility is payable in full on June 30, 2014.

GSM Network Expansion Facilities

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company, or Metrobank, to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date, with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The amount of US$11 million, or Php488 million, remained outstanding as at December 31, 2011. The facility was paid in full on October 10, 2012.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd. as the facility agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments, with final repayment on March 11, 2013. The amounts of US$5 million, or
Php205 million, and US$15 million, or Php657 million, both net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with FEC. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank (Hong Kong) Ltd., Mizuho Corporate Bank Ltd. as the lead arrangers. The loan is payable over five years in ten equal semi-annual installments, with final repayment on January 23, 2014. The facility was drawn on various dates in 2009 in the total amount of US$50 million. The amounts of US$15 million, or Php614 million, and US$25 million, or Php1,090 million, both net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

On June 6, 2011, Smart signed a US$60 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in eight equal semi-annual installments with the first installment due on the 18th month from signing date, with final installment on June 6, 2016. The facility was drawn on various dates in 2012 in the total amount of US$60 million. The amount of US$53 million, or Php2,157 million, remained outstanding as at December 31, 2012.

On August 19, 2011, Smart signed a US$50 million five-year term loan facility to finance the supply contracts for the modernization and expansion project with FEC as the lender. The facility was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. This facility is payable semi-annually in ten equal installments commencing six months after August 19, 2012, with final installment on August 19, 2016. The facility was drawn on various dates in 2012 in the total amount of US$50 million. The amount of US$50 million, or Php2,040 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

On May 29, 2012, Smart signed a US$50 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in nine equal semi-annual installments with the first installment due on May 29, 2013, with final installment on May 29, 2017. The facility was drawn on various dates in 2012 in the total amount of US$50 million. The amount of US$49 million, or Php2,025 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and is payable over five years in ten equal semi-annual installments, with final repayment on March 27, 2013. The amounts of US$10 million, or Php411 million, and US$30 million, or Php1,318 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 in total amount of US$50 million. This loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final repayment on July 22, 2013. The amounts of US$9 million, or Php362 million, and US$21 million, or Php904 million, remained outstanding as at December 31, 2012 and 2011, respectively.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on March 7, 2017. The amount of US$150 million, or Php6,162 million, has been fully drawn and remained outstanding as at December 31, 2012.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. This loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date, with final repayment on May 30, 2017. The amount of US$25 million, or Php1,027 million, was fully drawn on May 29, 2012 and remained outstanding as at December 31, 2012.

On March 26, 2012, Spi signed a loan agreement amounting to US$15 million with Security Banking Corporation, or Security Bank. Proceeds of the loan were used for working capital requirements. The loan is payable in 19 quarterly installments commencing on September 24, 2012 with final installment on March 27, 2017. The amount of US$13 million, or Php551 million, has been presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with the Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on January 16, 2018. No amount has been drawn under this facility as at March 5, 2013.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion program. The Series A note of Php3,800 million was paid in full on February 16, 2012. The amounts of Php1,152 million and Php4,963 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to
Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion program. The amount of Php4,827 million, net of unamortized debt discount, remained outstanding as at December 31, 2011 and was paid in full on March 12, 2012.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on February 21, 2014. The Series B notes are payable over seven years with an amortization rate of 1% of the issue price on the fifth year and sixth year from issue date and the balance payable upon maturity on February 22, 2016. The Series C notes are payable over ten years with an amortization rate of 1% of the issue price on the fifth year up to the ninth year from issue date and the balance payable upon maturity on February 20, 2019. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amount of Php4,952 million remained outstanding as at December 31, 2011. The facility was prepaid in full on November 20, 2012.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A five-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. The Series A notes are payable over five years with an annual amortization rate of 2% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 10, 2015. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on December 12, 2016. The Series C notes are payable in full upon maturity on December 10, 2019. Proceeds from the facility were used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amount of Php6,781 million remained outstanding as at and December 31, 2011. The facility was prepaid in full on December 10, 2012.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility were used to finance capital expenditures and/or to refinance PLDT’s loan obligations which were also used to finance capital expenditures for network expansion and improvement. The amount of Php2,500 million remained outstanding as at December 31, 2012 and 2011.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility were used primarily to finance Smart’s capital expenditures for network improvement and expansion program. The amounts of Php2,490 million and Php2,487 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures for network improvement and expansion program. Tranche A amounting to Php1,000 million was issued on March 16, 2011. Tranche B amounting to Php1,000 million was issued in multiple drawdowns of Php250 million each, the first of which was on March 24, 2011. On various dates in April 2011, the remaining Php750 million of Tranche B was fully drawn. The facility is payable in full, five years from their respective issue dates. The aggregate amount of Php2,000 million remained outstanding as at December 31, 2012 and 2011.

Php5,000 Million Fixed Rate Corporate Notes

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A five-year notes amounting to Php3,435 million, Series B seven-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 25, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on March 26, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on March 24, 2021. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amounts of Php4,950 million and Php5,000 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On November 8, 2011, PLDT issued Php5,000 million fixed rate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A five-year notes amounting to Php2,795 million, Series B seven-year notes amounting to Php230 million and Series C ten-year notes amounting to Php1,975 million. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on November 8, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 8, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 8, 2021. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amounts of Php4,950 million and Php5,000 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 21, 2022. Proceeds from the issuance of these notes have been used primarily for Smart’s debt refinancing and capital expenditures. The aggregate amount of Php5,464 million, net of unamortized debt discount, remained outstanding as at December 31, 2012.

Php1,500 Million Fixed Rate Corporate Notes

On July 27, 2012, PLDT issued Php1,500 million seven-year fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. The notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 29, 2019. Proceeds from the facility were used to finance capital expenditures for network expansion and improvement. The amount of Php1,500 million remained outstanding as at December 31, 2012.

Php8,800 Million Fixed Rate Corporate Notes

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. Proceeds from the facility were used to refinance existing obligations the proceeds of which were used for capital expenditures for network expansion and improvement. The amount of Php8,800 million remained outstanding as at December 31, 2012.

Php6,200 Million Fixed Rate Corporate Notes

On November 22, 2012, PLDT issued Php6,200 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated November 20, 2012, comprised of Series A seven-year notes amounting to Php3,775 million and Series B ten-year notes amounting to Php2,425 million. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issued price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019. The Series B notes are payable over ten-years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022. Proceeds from the facility were used to refinance existing obligations the proceeds of which were used for capital expenditures for network expansion and improvement. The amount of Php6,200 million remained outstanding as at December 31, 2012.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Php2,500 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final repayment on November 13, 2013. The amounts of Php624 million and Php1,248 million, both net of unamortized debt discount, remained outstanding as at December 31, 2012 and 2011, respectively.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines, or LBP, amounting to
Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,400 million. The loan is payable over five years in ten equal semi-annual installments, with final repayment on December 12, 2013. The amounts of Php511 million and Php1,022 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines, or Union Bank, amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php3,000 million. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date, with final repayment on December 23, 2013. The amounts of Php667 million and Php1,333 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank, or PNB, amounting to
Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,000 million. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final repayment on December 19, 2013. The amounts of Php470 million and Php941 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc., or BDO, amounting to
Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million remained outstanding as at December 31, 2011. The facility was prepaid in full on October 17, 2012.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Php1,500 million term loan facility with BDO to finance capital expenditures for network improvement and expansion program, which was fully drawn on May 20, 2009. The facility is a three-year loan, payable in full upon maturity on May 20, 2012. The amount of Php1,498 million, net of unamortized debt discount, remained outstanding as at December 31, 2011 and was paid in full on May 20, 2012.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a loan agreement with RCBC amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million remained outstanding as at December 31, 2011. The facility was prepaid in full on September 28, 2012.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments commencing on September 15, 2010, with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009. The amounts of Php618 million and Php971 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on July 1, 2016. The amount of Php500 million remained outstanding as at December 31, 2011. The facility was prepaid in full on October 1, 2012.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Php1,000 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final repayment on August 1, 2014. The amounts of Php438 million and Php688 million remained outstanding as at and December 31, 2012 and 2011, respectively.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a loan agreement with BPI amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments, with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php941 million and Php1,412 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a loan agreement with BPI amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments, with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php471 million and Php706 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Php1,500 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program. The facility is a five-year loan, payable in full upon maturity on March 22, 2016. The amount of Php1,500 million was fully drawn on March 22, 2011 and remained outstanding as at December 31, 2012 and 2011.

Php2,000 Million Term Loan Facility

On March 24, 2011, Smart signed a Php2,000 million term loan facility with PNB to finance capital expenditures for network improvement and expansion program. The facility is a five-year loan, payable in full upon maturity on March 29, 2016. The amount of Php2,000 million was fully drawn on March 29, 2011. The facility was partially prepaid on December 28, 2012 in the amount of Php200 million. The amounts of Php1,800 million and Php2,000 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php500 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with the Manufacturers Life Insurance Co. (Phils.), Inc., or Manulife, amounting to Php500 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at December 31, 2012 and 2011.

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with the Manulife amounting to Php300 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The amount of Php300 million was fully drawn on April 28, 2011 and remained outstanding as at December 31, 2012 and 2011.

Php1,000 Million Term Loan Facility

On April 12, 2011, Digitel signed a Php1,000 million five-year term loan facility agreement to finance additional capital expenditure requirements with Metrobank as the lender. The principal is payable upon maturity or on June 23, 2016. The partial drawdowns were made on various dates in June 2011 in the aggregate amount of Php710 million and the balance of Php290 million was subsequently drawn on June 21, 2012. The amounts of Php1,000 million and Php710 million remained outstanding as at December 31, 2012 and 2011, respectively.

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year term loan facility agreement to finance the capital expenditures and/or refinance existing loan obligations with BDO as the lender. The principal is payable in full upon maturity on May 26, 2016. The agreement was drawn on various dates in 2011 in the total amount of Php1,948 million and remained outstanding as at December 31, 2012 and 2011. The undrawn amount of Php52 million was cancelled.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at December 31, 2012.

Php3,000 Million Term Loan Facility

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012 and remained outstanding as at December 31, 2012.

Php2,000 Million Term Loan Facility

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012 and remained outstanding as at December 31, 2012.

Php1,000 Million Term Loan Facility

On June 7, 2012, Smart signed a Php1,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a five-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 96% payable upon maturity. The amount of Php1,000 million was fully drawn on August 22, 2012 and remained outstanding as at December 31, 2012.

Php200 Million Term Loan Facility

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity on October 9, 2019. The amount of Php200 million was fully drawn on October 9, 2012 and remained outstanding as at December 31, 2012.

Php1,000 Million Term Loan Facility

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity. The facility was fully drawn on January 11, 2013.

Php1,000 Million Term Loan Facility

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance to refinance PLDT’s loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity. The amount of Php1,000 million was drawn and remained outstanding as at December 31, 2012.

Php3,000 Million Term Loan Facility

On December 17, 2012, Smart signed a Php3,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a seven-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 94% payable upon maturity. The amount of Php1,000 million was partially drawn on December 20, 2012 and remained outstanding as at December 31, 2012.

Secured Term Loans

Php150 Million Term Loan Facility

On June 7, 2007, AGS obtained a medium term loan facility with BPI amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. AGS is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. AGS and the bank has agreed to the following terms: (a) pledge of AGS’s             shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of AGS. The outstanding principal balance of the loan amounting to Php49 million as at December 31, 2011 was paid in full on June 30, 2012.

Php1,500 Million Term Loan Facility

On June 27, 2012, DMPI signed a Php1,500 million seven-year fixed rate term loan facility with BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The facility has annual amortization payments equivalent to 1% of the outstanding principal amount with the balance payable on June 2019. First availment was made on June 29, 2012 amounting to Php700 million and the balance of Php800 million was subsequently drawn on September 24, 2012. The amount of Php1,500 million remained outstanding as at December 31, 2012.

Notes Payable

Vendor Financing

On January 5, 2006, a Promissory Note in the amount of US$1.3 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on February 22, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at December 31, 2011 was paid in full on February 22, 2012.

On January 5, 2006, a Promissory Note in the amount of US$1.2 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd. dated December 1, 2005 as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on June 28, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at December 31, 2011 was paid in full on June 28, 2012.

The aggregate outstanding balance of trust receipts amounted to Php1,562 million as at December 31, 2011. DMPI and DTPI’s trust receipts have been fully paid as at December 31, 2012.

On April 1, 2011, SPi availed of short-term loans from BPI and Security Bank amounting to US$9 million and US$16 million, respectively. Additional loan was availed last October 28, 2011 from Security Bank amounting to US$10 million. Proceeds of the loans were used for working capital requirements. Interest rate on each loan is repriced every month with final installment on December 18, 2012. The loans were prepaid on various dates in 2012 in the aggregate amount of US$31.5 million. The aggregate amounts of US$3.5 million, or Php144 million, and US$35 million, or Php1,537 million, remained outstanding as at December 31, 2012 and 2011, respectively. The December 31, 2012 outstanding balance was presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 45% and 47% of PLDT’s total consolidated debts as at December 31, 2012 and 2011, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; (f) entering into transactions with stockholders and affiliates; and (g) entering into sale and leaseback transactions.

Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans, as discussed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel, also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated EBITDA and debt service coverage ratios. Previously, Smart was required to comply with certain consolidated debt to consolidated equity ratio under Variable Loan Agreement 2014 debt with Marubeni Corporation as original lender and under the 2014 (A) Debt under Metrobank as Facility Agent. On August 16, 2012 and September 3, 2012, the approvals to amend the covenant from “the ratio of Consolidated Debt to Consolidated Equity” to “the ratio of Consolidated Debt to Consolidated EBITDA” were obtained. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

DMPI’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due under the loans, including: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if DMPI or PLDT, as guarantor, is in default under another loan agreement; (b) failure by PLDT to comply with certain financial ratio covenants; (c) occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs DMPI’s and PLDT’s ability to perform its obligations under its loan agreements; (d) change of control; and (e) other typical events of default including the commencement of bankruptcy, insolvency, liquidation, or winding up proceedings by DMPI.

As at December 31, 2012, we were in compliance with all of our debt covenants.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at December 31, 2012 are as follows:

Year	(in million pesos)
2013	11
2014	5
2015	4
2016 and onwards	1
Total minimum finance lease payments (Note 27)	21
Less amount representing unamortized interest	3

Present value of net minimum finance lease payments (Notes 3 and 27)	18
Less obligations under finance leases maturing within one year (Notes 9 and 27)	8

Long-term portion of obligations under finance leases (Notes 9 and 27)	10

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT and Smart have finance lease obligations in the aggregate amounts of Php21 million and Php16 million as at December 31, 2012 and 2011, respectively. See Note 9 – Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

21.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Accrual of capital expenditures under long-term financing	19,203	20,128
Provision for asset retirement obligations (Notes 3 and 9)	2,543	2,107
Unearned revenues (Note 23)	174	172
Others	30	235

	21,950	22,642

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2012 and 2011:

	2012	2011
	(in million pesos)
Provision for asset retirement obligations at beginning of the year	2,107	1,344
Additional liability recognized during the year (Note 28)	290	29
Accretion expenses (Note 5)	146	122
Business combinations (Note 13)	–	614
Settlement of obligations and others	–	(2)

Provision for asset retirement obligations at end of the year (Note 3)	2,543	2,107

22.	Accounts Payable

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Suppliers and contractors (Note 27)	26,128	25,476
Carriers (Note 27)	2,007	1,642
Taxes (Note 26)	1,421	1,555
Related parties (Notes 24 and 27)	668	626
Others	227	255

	30,451	29,554

Accounts payable are non-interest bearing and are normally settled within 180 days.

For terms and conditions relating to related parties, see Note 24 – Related Party Transactions.

For explanation on the PLDT Group’s credit risk management processes, see Note 27 – Financial Assets and Liabilities – Credit Risk.

23.	Accrued Expenses and Other Current Liabilities

As at December 31, 2012 and 2011, this account consists of:

	2012	2011
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	36,800	28,429
Accrued taxes and related expenses (Note 26)	8,281	11,817
Liability from redemption of preferred shares (Notes 19, 27 and 28)	7,884	–
Accrued employee benefits (Notes 3, 24, 25 and 27)	6,781	4,463
Unearned revenues (Note 21)	6,291	5,664
Accrued interests and other related costs (Notes 20 and 27)	1,174	1,122
Mandatory tender offer option liability (Note 28)	–	4,940
Others	5,700	1,836

	72,911	58,271

Accrued utilities and related expenses pertain to cost incurred for repairs and maintenance (mostly pertaining to electricity and water consumption), selling and promotions, professional and other contracted services, rent, insurance and security services, and other operational-related expenses pending receipt of billings and statement of accounts from suppliers.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Accrued expenses and other current liabilities are non-interest bearing and are normally settled within a year.

24.	Related Party Transactions

The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties for the year ended December 31, 2012. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at December 31, 2012 and 2011 transactions that have been entered into with related parties:

	Classifications	Terms	Conditions	2012	2011
				(in million pesos)
Indirect investment in joint	ventures through PCEV:
		Electricity charges – immediately upon receipt of invoice	Unsecured;
		Pole rental – 45	no impairment
	Accrued expenses and other	days upon receipt	Unsecured;	266	271
Meralco	current liabilities (Note 23)	of billing	no impairment	12	6
Indirect investment in	associate through ACeS	Philippines:
	Accrued expenses and other	30 days upon	Unsecured;
AIL	current liabilities (Note 23)	receipt of billing	no impairment	43	147
Transactions with major	stockholders, directors and	officers:
		15 days from end of	Unsecured;
Asia Link B.V., or ALBV	Accounts payable (Note 22)	quarter	no impairment	252	234

		1st month of each equarter;	NTT World Engineering	Accrued expenses and other	non-interest	Unsecured;
Marine Corporation	current liabilities (Note 23)	bearing	no impairment	29	29
		30 days;		Accrued expenses and other	non-interest	Unsecured;
NTT Communications	current liabilities (Note 23)	bearing	no impairment	18	12
NTT Worldwide		30 days;	Telecommunications	Accrued expenses and other	non-interest	Unsecured;
Corporation	current liabilities (Note 23)	bearing	no impairment	2	–
		30 days;		Accrued expenses and other	non-interest	Unsecured;
NTT DOCOMO	current liabilities (Note 23)	bearing	no impairment	8	8
Malayan Insurance Co., Inc.,	Accrued expenses and other	Immediately upon	Unsecured;
or Malayan	current liabilities (Note 23)	receipt of invoice	no impairment	1	1
Others:
	Trade and other receivables	30 days upon	Unsecured;
Various	(Note 16)	receipt of billing	no impairment	244	281

The following table provides the summary of transactions for the years ended December 31, 2012, 2011 and 2010 in relation with the table above for the transactions that have been entered into with related parties.

	Classifications	2012	2011	2010
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	3,096	2,319	2,438
	Rent	250	226	199
Indirect investment in associate through ACeS Philippines:
AIL	Cost of sales	80	105	122
Transactions with major stockholders, directors and officers:
ALBV	Professional and other contracted sevices	332	581	615
Malayan	Insurance and security services	234	230	328
NTT DOCOMO	Professional and other contracted services	56	72	75
NTT World Engineering Marine Corporation	Repairs and maintenance	32	14	12
NTT Worldwide Telecommunications Corporation	Selling and promotions	13	11	16
NTT Communications	Professional and other contracted services	69	69	76
	Rent	10	8	10
Others:
Various	Revenues	224	285	204

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php3,096 million, Php2,319 million and Php2,438 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under these agreements, the outstanding utilities payable, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php266 million and Php271 million as at December 31, 2012 and 2011, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which was presented as part of rent in our consolidated income statements, amounted to Php250 million, Php226 million and Php199 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under these agreements, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statement of financial position, amounted to Php12 million and Php6 million as at December 31, 2012 and 2011, respectively.

See also Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually over ten years commencing on January 1, 2002, or Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period, or Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and
(ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA, which was presented as part of cost of sales in our consolidated income statements, amounted to Php80 million, Php105 million and Php122 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php43 million and Php147 million as at December 31, 2012 and 2011, respectively. See Note 5 – Income and Expenses – Cost of Sales.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest as at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 are as follows:

1.	Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which expired on February 23, 2012 was renewed until February 23, 2016 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Total service fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php332 million, Php581 million and Php615 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations, which was presented as part of accounts payable in our consolidated statement of financial position, amounted to Php252 million and Php234 million as at December 31, 2012 and 2011, respectively.

2.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which was presented as part of repairs and maintenance, amounted to Php32 million, Php14 million and Php12 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php29 million each as at December 31, 2012 and 2011;

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which was presented as part of professional and other contracted services, amounted to Php69 million, Php69 million and Php76 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php17 million and Php12 million as at December 31, 2012 and 2011, respectively;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which was presented as part of rent, amounted to Php10 million, Php8 million and Php10 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million and nil as at December 31, 2012 and 2011, respectively; and

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which was presented as part of selling and promotions, amounted to Php13 million, Php11 million and Php16 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and nil as at December 31, 2012 and 2011, respectively.

3.	Advisory Service Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php56 million, Php72 million and Php75 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million each as at December 31, 2012 and 2011.

4.	Agreements Relating to Insurance Companies

PLDT has insurance policies with Malayan wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements, which was presented as part of insurance and security services in our consolidated income statements, amounted to Php234 million, Php230 million and Php328 million for the years ended December 31, 2012, 2011 and 2010, respectively. Under this agreement, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statement of financial position, amounted to Php1 million each as at December 31, 2012 and 2011. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at December 31, 2012 and 2011.

5.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•	Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at December 31, 2012 and 2011.

•	Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

d. Others

a.	Telecommunications services provided by PLDT and certain of its subsidiaries to various related parties

PLDT and certain of its subsidiaries provide telephone and data communication services to various related parties at arm’s length similar to transactions with other customers. The revenues under these services amounted to Php224 million, Php285 million and Php204 million for the years ended December 31, 2012, 2011 and 2010, respectively. The outstanding receivables of PLDT and certain of its subsidiaries, which was presented as part of trade and other receivables in our consolidated statements of financial position, from these services amounted to Php244 million and Php281 million as at December 31, 2012 and 2011, respectively.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(in million pesos)
Short-term employee benefits	995	820	664
Post-employment benefits (Note 25)	20	33	25
Other long-term employee benefits (Note 25)	272	–	277

Total compensation paid to key officers of the PLDT Group	1,287	853	966

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php200 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php75 thousand for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the reporting period related to key management personnel.

25.	Employee Benefits

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering substantially all of our permanent and regular employees, excluding those employees of Smart and certain of its subsidiaries, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(in million pesos)
Changes in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the year	15,662	14,604	17,399
Actuarial losses (gains) on obligations	2,286	(760)	(2,855)
Interest costs on benefit obligation	980	1,164	1,559
Current service costs	869	812	997
Actual benefits paid/settlements	(1,985)	(203)	(2,504)
Discontinued operations and others (Notes 2 and 13)	(356)	45	8
Present value of defined benefit obligations at end of the year	17,456	15,662	14,604

Changes in fair value of plan assets:
Fair value of plan assets at beginning of the year	23,706	20,001	19,980
Actual contributions	2,012	26	(17)
Expected return on plan assets	1,799	2,192	2,340
Discontinued operations and others (Notes 2and 13)	(23)	–	–
Actual benefits paid/settlements	(1,957)	(203)	(2,481)
Actuarial gains (losses) on plan assets	(7,102)	1,690	179

Fair value of plan assets at end of the year	18,435	23,706	20,001

Surplus status – net	979	8,044	5,397
Unrecognized net actuarial losses (gains) (Note 3)	6,536	(2,886)	(479)
Discontinued operations (Note 2)	18	–	–
	7,533	5,158	4,918
Accrued benefit costs (Note 3)	331	496	415

Prepaid benefit costs (Notes 3 and 18)	7,864	5,654	5,333

Components of net periodic benefit costs:
Interest costs on benefit obligation	980	1,164	1,559
Current service costs	869	812	997
Expected return on plan assets	(1,799)	(2,192)	(2,340)
Net actuarial gains recognized and others	(74)	(9)	(39)
Net periodic benefit costs (income) (Notes 3 and 5)	(24)	(225)	177
Discontinued operations (Note 2)	53	38	44

Net periodic benefit costs (income) from continuing operations	(77)	(263)	133

Actual loss on plan assets amounted to Php5,303 million for the year ended December 31, 2012, while actual gain on plan assets amounted to Php3,882 million and Php2,519 million for the years ended December 31, 2011 and 2010, respectively.

We expect to contribute the amount of Php435 million to our defined benefit plan in 2013.

The present value of defined benefit obligation, fair values of assets and experience adjustment as at and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are as follows:

	2012	2011	2010	2009	2008
	(in million pesos)
Present value of defined benefit obligations	17,456	15,662	14,604	17,399	10,917
Fair value of plan assets	18,435	23,706	20,001	19,980	7,168

Unfunded (surplus) status – net	(979)	(8,044)	(5,397)	(2,581)	3,749
Experience adjustment arising on:
Liability (gain) loss due to experience as percentage of defined benefit obligation	1.60%	(1.43%)	(1.43%)	5.10%	(7.23%)
Asset (gain) loss due to experience as percentage of plan assets	(39.66%)	(7.10%)	0.77%	16.86%	(35.66%)

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Average remaining working years of covered employee	19	19	19
Expected rate of return on plan assets	6%	8%	11%
Rate of increase in compensation	6%	6%	8%
Discount rate	5%	6%	8%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (1) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives or employees of PLDT.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

For the year 2012, PLDT contributed a total of Php2,008 million to the beneficial trust fund.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at December 31, 2012:

(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	14,930
Shares of stock	3,056
Mutual funds	120
Government securities	48
Investment properties	8

Total noncurrent financial assets	18,162

Current Financial Assets
Cash and cash equivalents	181
Receivables	3

Total current financial assets	184

Total PLDT’s Plan Assets	18,346
Subsidiaries Plan Assets	89

Total Consolidated Plan Assets	18,435

Unlisted Equity Investments

As at December 31, 2012, this account consists of:

	% of Ownership	(in million pesos)
MediaQuest	100%	14,468
Tahanan Mutual Building and Loan Association, or TMBLA (net of subscriptions payable of Php32 million)	100%	271
BTF Holdings, Inc., or BTFHI	100%	152
Superior Multi Parañaque Homes, Inc., or SMPHI	100%	38
Bancholders, Inc., or Bancholders	100%	1
Superior Parañaque Homes, Inc., or SPHI	100%	–
		14,930

Investment in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. On the same date, MediaQuest Board of Directors approved the investment in PDRs by ePLDT. In June 2012, MediaQuest received a deposit for future PDR subscription of Php4 billion from ePLDT.  An additional deposit of Php1 billion each was received on July 6, 2012 and August 9, 2012. The Board of Directors confirmed that the issuance of the MediaQuest PDRs will give ePLDT a 40% economic interest in Mediascape, Inc. As at March 5, 2013, the PDRs have not yet been issued.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of another MediaQuest PDR for the Php3.6 billion planned investment by ePLDT with Satventures common shares as the underlying shares, which will give ePLDT a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Mediascape. On the same date, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors also approved the issuance of another PDR by MediaQuest for the planned investment of ePLDT with Hastings, common shares as underlying shares at a total subscription price of Php1.95 billion. Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including minority positions in the Philippine Star, the Philippine Daily Inquirer, and Business World. As a result of this investment, ePLDT will have a 100% economic interest in Hastings. See Note 10 – Investments in Associates and Joint Ventures and Deposit – Deposit for Future PDRs Subscription.

On November 5, 2012, the Board of Trustees of the Beneficial Trust Fund approved to make additional investments in MediaQuest amounting to Php750 million to fund the latter’s operational and capital expenditure requirements. Subsequently, on March 1, 2013, the Board of Directors of MediaQuest approved its application of the additional investment to additional paid in capital on the existing subscribed shares of stock.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in “unlisted equity investments, deposits on future stock subscriptions and advances” in the total financial assets table. The cumulative change in the fair market value of this investment amounted to Php191 million as at December 31, 2012.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Dividend receivable as at December 31, 2012 amounted to Php2 million.

Investment in Shares of Stocks

As at December 31, 2012, this account consists of:

(in million pesos)
Common shares	2,696
Preferred shares	360
3,056

Common shares pertain to shares listed in the PSE with fair value of Php2,696 million, which include shares of PSE with fair value of Php2,286 million, shares of PLDT with fair value of Php67 million and other shares with fair value of Php343 million as at December 31, 2012. Total gain from investment in shares of PLDT for the year ended December 31, 2012 amounted to Php5 million comprising of Php5 million in dividend income and Php159 thousand unrealized gain from increase in market value of investment.

Preferred shares represent 300 million shares of preferred shares of PLDT at Php10 par value as at December 31, 2012, net of subscription payable of Php2,640 million . These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividend earned on this investment amounted to Php49 million for the year ended December 31, 2012.

Mutual Funds

Investment in mutual funds include various U.S. dollar and Euro denominated equity and fixed income funds, which aims to out-perform benchmarks in various international indices as part of its investment strategy.

Government Securities

Investment in government securities include treasury bills and fixed-term treasury notes bearing interest ranging from 5.88% to 7%. These securities are fully guaranteed by the government of the Republic of the Philippines.

Investment Properties

Investment properties include two condominium units (bare, separate 127 and 58 square meter units) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City.

The allocation of the fair value of the assets for the PLDT pension plan as at December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Investments in listed and unlisted equity securities	98%	96%	70%
Temporary cash investments	1%	3%	24%
Investments in mutual funds	1%	–	1%
Investments in debt and fixed income securities	–	1%	2%
Investment in real estate	–	–	3%
	100%	100%	100%

Defined Contribution Plan

Smart’s Retirement Plan

Smart and certain of its subsidiaries contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at December 31, 2012 and 2011, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

The fund is being managed and invested by BPI Asset Management, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at December 31, 2012:

(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,280
Domestic equities	513
International equities	350
International fixed income	175
Total noncurrent financial assets	2,318

Current Financial Assets
Cash and cash equivalents	12
Receivables	15

Total current financial assets	27

Total Financial Assets	2,345

(1)	Carrying value includes accumulated equity on investees.

Investment in Domestic Fixed Income

Invesments in domestic fixed income include Philippine peso denominated bonds, such as government securities, corporate bonds and notes, special savings, debt securities and other deposit products of the banks. The investments under this category earned between 6.2% to 9.1% interest in 2012.

Investment in Domestic Equity

Investments in domestic equities include common shares and convertible preferred shares listed in the PSE. These investments earn on stock price appreciation and dividend payments.

Investment in International Equity

This category consists of international mutual funds being managed by ING International.

Investment in International Fixed Income

Investments in international fixed income includes foreign currency denominated bonds, such as mutual funds and unit investment trust funds. The Philippine sovereign debt, the only interest-bearing investment in this category, earned 5% interest in 2012.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Investments in debt and fixed income securities	56%	57%	58%
Investments in listed and unlisted equity securities	37%	29%	37%
Others	7%	14%	5%
	100%	100%	100%

Smart and certain of its subsidiaries contributed Php151 million to the fund in 2012. Approximately Php208 million are expected to be contributed to the fund in 2013.

Pension Benefit Costs

Net consolidated pension benefit costs (income) for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(in million pesos)
Expense recognized for defined benefit plans	187	96	177
Expense recognized for defined contribution plans	151	187	59

Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	338	283	236
Expense from discontinued operations (Note 2)	(53)	(44)	(50)
Consolidated pension benefit income	(211)	(321)	–

Net consolidated pension benefit costs (income) (Note 3)	74	(82)	186

Other Long-term Employee Benefits

The 2010 to 2012 LTIP, was presented to and approved by the ECC and the Board of Directors, and was based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on assumed discount rates and profit targets. LTIP costs recognized for the year ended December 31, 2010 amounted to Php1,392 million, while the total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010. Based on our projection in 2011, the profit targets for the covered Performance Cycle were no longer achievable, thus, the accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimation of Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses Compensation and Employee Benefits.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP with the endorsement of the ECC was approved by the Board of Directors on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, aligns the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the new LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs and liability recognized as at and for the year ended December 31, 2012 amounted to Php1,491 million. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimation of Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

Net periodic benefit costs computed for the year ended December 31, 2012 are as follows:

(in million pesos)
Components of net periodic benefit costs:
Current service costs	1,459
Interest costs	21
Net actuarial loss	11

Net periodic benefit costs (Note 3)	1,491

26.	Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in
February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, held that the computation of the SRF should be based on the outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, the NTC assessed PLDT the total amount of Php2,870 million as SRF, which included penalties and interest. On April 3, 2008, PLDT paid NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but did not pay the penalties and interest assessed by the NTC. PLDT, through counsel, believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments of the same. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the Petition, praying that the NTC be restrained from enforcing or implementing its assessment letter of
February 29, 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2008, April 14, 2008 and June 18, 2008. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals. Instead, the NTC, through the Solicitor General, filed a petition for review directly with the Supreme Court. PLDT received a copy of the petition on July 29, 2010, and after receiving the order of the Supreme Court to file its comment, filed its Comment on the petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011, which was received by PLDT on September 6, 2011. PLDT filed a Rejoinder on October 12, 2011. This case is still pending with the Supreme Court.

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units. PLDT has paid a total amount of Php1,089 million as at December 31, 2012 for local franchise tax covering prior periods up to December 31, 2012.

As at December 31, 2012, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. Its Motion for Reconsideration having been denied by the court in its Order dated March 2, 2009, the City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss on the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming that the RTC of the City of Makati does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction. A judicial dispute resolution, or JDR, conference was set by the court after the parties failed to settle the case in the mediation proceedings. Due to the failure of the City Tuguegarao to appear on the JDR conference last May 15, 2012, the court transmitted the case to the Office of the Clerk of Court of the City of Makati for re-raffling in accordance with the JDR guidelines. The case was raffled to Branch 132 of Makati City and a Pre-Trial Conference, which was scheduled on October 19, 2012, was postponed by the court due to the Motion for Resolution on the previously filed Motion to Dismiss by Tuguegarao City on the ground of lack of jurisdiction. In an order dated October 12, 2012, the court granted the Motion to Dismiss for lack of jurisdiction. PLDT filed a Motion for Reconsideration while the City of Tuguegarao has filed its corresponding Comment. Said Motion for Reconsideration is now submitted for decision of the honorable court.

Moreover, PLDT also contested the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of
Php3 million for the years 1999 to 2006. The RTC, in its decision dated February 25, 2009, ruled in favor of PLDT, stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Petition for Review before the CTA. After filing its Comment and the submission of the respective memoranda of both parties, PLDT received the Decision of the CTA on September 20, 2010 which affirmed with modifications the Decision of the RTC. Though said Decision affirmed that the Province of Cagayan cannot impose franchise tax on gross receipts realized in the City of Tuguegarao, the CTA ruled that PLDT is subject to surcharge and interest for the years 1999 to 2004 thereby reducing the amount refundable to PLDT from Php2.8 million to Php1 million. Both parties filed a partial motion for reconsideration of the said decision as well as comment on the other party’s motion. In a resolution dated January 27, 2011, the CTA partially granted the motion for reconsideration of PLDT by modifying its decision stating that the Province of Cagayan’s right to assess surcharge and interest for local franchise tax for the year 1998 has already prescribed, thereby increasing the amount refundable to PLDT by Php0.059 million. PLDT has filed a Motion for the Issuance of Writ of Execution before RTC of the City of Makati. Said Motion for Execution was granted by the court in an Order dated September 20, 2012.

Smart’s Local Business and Franchise Tax Assessments

In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of the City of Makati. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In August 2009, the City of Makati issued a Letter of Authority for the examination of Smart’s local tax liabilities covering the years 2006, 2007 and 2008. The City of Makati issued deficiency local tax assessments, which Smart protested. On August 3, 2010, the City of Makati issued a Notice of Distraint and Levy. Smart filed on September 1, 2010 an Appeal before the RTC of the City of Makati. After several hearings, Smart and the City of Makati entered into a compromise agreement which was submitted to the court for judgment. On January 20, 2012, the RTC of the City of Makati issued its Judgment finding the compromise agreement meritorious and ordered both parties to comply with the terms and conditions of the agreement. With the compliance to the terms and conditions, the audit of Smart’s local tax liabilities by the City of Makati was terminated.

In the cases of Smart Communications, Inc. vs. City of Davao (July 21, 2009) and City of Iloilo vs. Smart Communications (July 1, 2009), the Supreme Court held that Smart is liable to pay the local franchise tax to the City of Davao and City of Iloilo. Several cities and provinces have begun discussions with Smart on the settlement of alleged local franchise tax with their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking the prospective application of the decisions on the Cities of Iloilo and Davao and the recognition of its local tax exemption by virtue of its BOI registration issued on May 3, 2001.

Meanwhile, the Province of Cagayan also issued tax assessment for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (R.A. No. 7160). The RTC of the City of Makati issued a temporary restraining order on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. On April 30, 2012, the RTC rendered a decision giving the petition due course and the assailed tax assessment nullified and set aside. The Province of Cagayan was directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then filed a Petition for Review before the Court of Tax Appeals in the City of Quezon on June 19, 2012, appealing the RTC Decision dated April 30, 2012. In a Resolution dated August 29, 2012, the Court of Tax Appeals directed the parties to submit their respective Memorandum, which it reiterated in its Resolution dated September 17, 2012. In a resolution of the First Division of the Court of Tax Appeals dated November 14, 2012, it ruled that the petition is now submitted for decision.

Smart’s Real Property Tax Assessment

In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

On August 16, 2010, the Court of Appeals issued an Entry of Judgment confirming that the November 26, 2008 Resolution had become final and executory on December 22, 2008, and it was recorded in the book of Entries of Judgments.

PCEV’s Local Franchise Tax Assessment

In 2004, PCEV secured a favorable decision from a Trial Court involving the local franchise tax in the City of Makati. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (PCEV vs. City of Makati) (Civil Case No. 01-1760), the RTC of the City of Makati rendered its Decision dated December 10, 2002 declaring PCEV exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of PCEV, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 or the local government code which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction.

On March 9, 2009, PCEV received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, PCEV received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, PCEV filed its reply and refuted the alleged franchise tax liability based on the PCEV vs. City of Makati case. As at March 5, 2013, the case remains pending.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. However, in the case of Digitel vs. City Government of Batangas (G.R. No. 156040, December 11, 2008), the Supreme Court ruled that Digitel’s real properties used in its telecommunications business are subject to the real property tax. On June 16, 2009, the Supreme Court denied Digitel’s Motion for Reconsideration. Digitel has already fully settled its obligation with the City Government of Batangas and in an order dated January 8, 2012, the case has been terminated by the Regional Trial Court, Branch 8 of Batangas City.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about
Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.

Matters Relating to a Third Party Aggregator

In late 2009, PLDT informally received a communication which provided a complaint, or the Draft, setting forth a securities class action lawsuit in the United States District Court for the Southern District of New York against PLDT and certain PLDT officers, and indicated that such Draft may be filed against PLDT. The Draft alleges that some PLDT officers and employees caused PLDT’s subsidiary, Smart, to enter into contracts with a third-party entity in order to divert long distance telephone traffic and profits to such third-party entity. The Draft further alleges that these officers and employees personally created and controlled the third-party entity and were personally enriched as a result. The Draft alleges that this alleged scheme was accomplished by causing Smart to offer a lower rate for long distance telephone traffic to that third-party entity so that long distance traffic which otherwise would have been handled by PLDT at a higher rate was redirected to equipment owned by the third-party entity. The Draft alleges that PLDT failed to disclose material facts regarding the alleged scheme and that, as a result, PLDT misstated its true financial condition in its annual reports from 2002 through 2008.

In light of the nature of the allegations and out of an abundance of caution, PLDT’s Board of Directors referred the Draft for review by the Audit Committee. The Audit Committee appointed an independent Investigation Committee to oversee an investigation into the allegations contained in the Draft. The Audit Committee retained an independent counsel to lead in the investigation. To preserve the confidential nature of the inquiry, the investigation was limited to internal sources at PLDT, including current PLDT and Smart employees, internal records and discrete inquiries, and public records searches.

The independent counsel, under the oversight of the Investigation Committee, has concluded on the basis of the evidence within the control of PLDT or otherwise reasonably available, that: (i) while the investigation cannot definitively exclude the possibility, the investigation has found no evidence to establish that PLDT’s officers and employees were personally involved in the creation of the third-party entity referred to in the Draft and has found no evidence of any improper personal financial benefit or gain by these officers and employees, directly or indirectly from such third party entity; and (ii) while Smart had substantial business relationships with various third-party aggregators of long distance telephone traffic during the relevant period, including the third-party entity referred to in the Draft (with which Smart ceased doing business in 2008), there is no evidence that the relationship with such third-party entity in fact resulted in a material adverse impact on PLDT’s revenues during the relevant period and may have in fact benefited PLDT overall through an increase in overall call volume.

On May 7, 2010, the Audit Committee of PLDT approved the recommendation and conclusion of the independent counsel, as endorsed by the Investigation Committee.

Matters Relating to Gamboa Case

On June 28, 2011, the Supreme Court of the Philippines promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. Al. (G.R. No. 176579), or the Gamboa Case, where the Court held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)” (the “Decision”). The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred             shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several Motions for Reconsideration of the Decision were filed by the parties.

While PLDT was not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital stock into preferred shares with full voting rights, or Voting Preferred Stock, and serial preferred shares without voting rights, and other conforming amendments, or the Amendments.  The Amendments were approved by the stockholders of PLDT on March 22, 2012 and by the Philippine SEC on June 5, 2012.

On October 9, 2012, the Supreme Court denied with finality the Motions for Reconsideration filed by the parties to the Gamboa Case. On October 18, 2012, the Decision became final and executory.

On October 12, 2012, the Board of Directors approved the specific rights, terms and conditions of the Voting Preferred Stock and authorized the subscription and issuance thereof to BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT, or the Subscriber. On October 15, 2012, PLDT and the Subscriber executed a Subscription Agreement pursuant to which PLDT agreed to issue to the Subscriber 150 million Voting Preferred Shares subscribed at a subscription price of Php1.00 per share, or a total subscription price of Php150 million. PLDT issued the said shares to BTFHI upon full payment of the subscription price on October 16, 2012. As a result of the issuance of the shares of Voting Preferred Shares, PLDT’s foreign ownership decreased from 58.4% of outstanding Common Stock as at October 15, 2012 to 34.5% of outstanding Voting Stocks (Common Stock and Voting Preferred Stock) as at October 16, 2012.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for Legal Contingencies and Tax Assessments.

27.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our financial assets and financial liabilities as at December 31, 2012 and 2011:

			Financial		Available-for-sale	Financial	Total financial
	Loans		instruments	Derivatives used	financial	liabilities carried	assets and
	and receivables	HTM investments	at FVPL	for hedging	investments	at amortized cost	liabilities
				(in million pesos)
Assets as at December 31, 2012
Noncurrent:
Available-for-sale financial investments	–	–	–	–	5,651	–	5,651
Investment in debt securities and other long-term investments	205	–	–	–	–	–	205
Advances and other noncurrent assets – net of current portion	962	–	–	–	–	–	962
Current:
Cash and cash equivalents	37,161	–	–	–	–	–	37,161
Short-term investments	24	–	550	–	–	–	574
Trade and other receivables	16,379	–	–	–	–	–	16,379
Current portion of investment in debt securities and other long-term investments	–	150	–	–	–	–	150
Current portion of advances and other noncurrent assets	7,915	–	–	–	–	–	7,915
Total assets	62,646	150	550	–	5,651	–	68,997

Liabilities as at December 31, 2012
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	102,821	102,821
Derivative financial liabilities	–	–	2,802	–	–	–	2,802
Customers’ deposits	–	–	–	–	–	2,529	2,529
Deferred credits and other noncurrent liabilities	–	–	–	–	–	19,224	19,224
Current:
Accounts payable	–	–	–	–	–	29,027	29,027
Accrued expenses and other current liabilities	–	–	–	–	–	57,949	57,949
Current portion of interest-bearing financial liabilities	–	–	–	–	–	12,989	12,989
Dividends payable	–	–	–	–	–	827	827
Derivative financial liabilities	–	–	70	348	–	–	418
Total liabilities	–	–	2,872	348	–	225,366	228,586

Net assets (liabilities)	62,646	150	(2,322)	(348)	5,651	(225,366)	(159,589)

Assets as at December 31, 2011 (As Adjusted – Note 13)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	7,181	–	7,181
Investment in debt securities and other long-term investments – net of current portion	–	150	–	–	–	–	150
Advances and other noncurrent assets – net of current portion	1,147	–	–	–	–	–	1,147
Current:
Cash and cash equivalents	46,057	–	–	–	–	–	46,057
Short-term investments	24	–	534	–	–	–	558
Trade and other receivables	16,245	–	–	–	–	–	16,245
Derivative financial assets	–	–	366	–	–	–	366
Current portion of investment in debt securities and other long-term investments	–	358	–	–	–	–	358
Current portion of advances and other noncurrent assets	18	–	–	–	–	–	18
Total assets	63,491	508	900	–	7,181	–	72,080

Liabilities as at December 31, 2011 (As Adjusted – Note 13)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	91,280	91,280
Derivative financial liabilities	–	–	2,235	–	–	–	2,235
Customers’ deposits	–	–	–	–	–	2,272	2,272
Deferred credits and other noncurrent liabilities	–	–	–	–	–	20,343	20,343
Current:
Accounts payable	–	–	–	–	–	27,982	27,982
Accrued expenses and other current liabilities	–	–	–	–	–	40,459	40,459
Current portion of interest-bearing financial liabilities	–	–	–	–	–	26,009	26,009
Dividends payable	–	–	–	–	–	2,583	2,583
Derivative financial liabilities	–	–	922	2	–	–	924
Total liabilities	–	–	3,157	2	–	210,928	214,087

Net assets (liabilities)	63,491	508	(2,257)	(2)	7,181	(210,928)	(142,007)

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2012 and 2011:

	Carrying Value		Fair Value
	2012	2011	2012 2011
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments:
Listed equity securities	89	81	89	81
Unlisted equity securities	5,562	7,100	5,562	7,100
Investment in debt securities and other long-term investments – net of current portion	205	150	219	158
Advances and other noncurrent assets – net of current portion	962	1,147	912	1,061

Total noncurrent financial assets	6,818	8,478	6,782	8,400

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	5,611	4,637	5,611	4,637
Temporary cash investments	31,550	41,420	31,550	41,420
Short-term investments	574	558	574	558
Trade and other receivables – net:
Foreign administrations	4,861	4,762	4,861	4,762
Retail subscribers	4,079	4,038	4,079	4,038
Corporate subscribers	1,963	2,708	1,963	2,708
Domestic carriers	1,601	1,212	1,601	1,212
Dealers, agents and others	3,875	3,525	3,875	3,525
Derivative financial assets:
Long-term currency swap	–	356	–	356
Forward foreign exchange contracts	–	10	–	10
Current portion of investment in debt securities and other long-term investments	150	358	150	358
Current portion of advances and other noncurrent assets	7,915	18	7,915	18

Total current financial assets	62,179	63,602	62,179	63,602

Total Financial Assets	68,997	72,080	68,961	72,002

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	102,811	91,273	110,431	95,052
Obligations under finance leases	10	7	9	7
Derivative financial liabilities:
Long-term currency swap – net of current portion	2,681	2,090	2,681	2,090
Interest rate swap – net of current portion	121	145	121	145
Customers’ deposits	2,529	2,272	2,200	1,772
Deferred credits and other noncurrent liabilities	19,224	20,343	18,176	19,420

Total noncurrent financial liabilities	127,376	116,130	133,618	118,486

Current Financial Liabilities
Accounts payable:
Suppliers and contractors	26,128	25,476	26,128	25,476
Carriers	2,007	1,642	2,007	1,642
Related parties	668	626	668	626
Others	224	238	224	238
Accrued expenses and other current liabilities:
Utilities and related expenses	36,435	28,123	36,435	28,123
Liability from redemption of preferred shares	7,884	–	7,884	–
Employee benefits	6,756	4,438	6,756	4,438
Interests and other related costs	1,174	1,122	1,174	1,122
Mandatory tender offer option liability	–	4,940	–	4,940
Others	5,700	1,836	5,700	1,836
Interest-bearing financial liabilities:
Current portion of long-term debt	12,981	22,893	12,981	22,893
Obligations under finance leases	8	7	8	7
Notes payable	–	3,109	–	3,109
Dividends payable	827	2,583	827	2,583
Derivative financial liabilities:
Equity forward sale contract	348	–	348	–
Current portion of interest rate swap	70	89	70	89
Current portion of long-term currency swap	–	834	–	834
Current portion of forward foreign exchange contracts	–	1	–	1
Total current financial liabilities	101,210	97,957	101,210	97,957

Total Financial Liabilities	228,586	214,087	234,828	216,443

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for complete sets of financial statements as at December 31, 2012 and 2011. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2012			2011
	Level 1(1)	Level 2(2)	Total Level 1(1)		Level 2(2)	Total
		(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments –
Listed equity securities	89	–	89	81	–	81
Current Financial Assets
Short-term investments	–	550	550	–	534	534
Derivative financial assets	–	–	–	–	366	366
Total	89	550	639	81	900	981

Noncurrent Financial Liabilities
Derivative financial liabilities	–	2,802	2,802	–	2,235	2,235
Current Financial Liabilities
Derivative financial liabilities	–	418	418	–	924	924
Total	–	3,220	3,220	–	3,159	3,159

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2012 and 2011, we have no financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3). There were also no transfers into and out of Level 3 during the year.

As at December 31, 2012 and 2011, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Fixed Rate Loans:
U.S. dollar notes Other loans in all other currencies
Quoted market price.
Estimated fair value
is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
Philippine Dealing
System Treasury
Fixing rates for
similar types of
loans.

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Derivative Financial Instruments:

Forward foreign exchange contracts,foreign currency swaps and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Equity forward sale contract: The fair values were adjusted as the present value of estimated future cash flows using equity prices and Philippine peso interest rates as at valuation date.

Available-for-sale financial investments: Fair values of available-for-sale financial investments, which consist of proprietary listed shares, were determined using quoted prices. Investments in unlisted securities are carried at cost less any accumulated impairment losses.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. Equity forward sale contract was designated as cash flow hedge by ePLDT as at December 31, 2012 and forward foreign exchange contracts were designated as cash flow hedges by Spi and Spi CRM as at December 31, 2011.

The table below sets out the information about our derivative financial instruments as at December 31, 2012 and 2011:

		2012			2011
				Mark-to-		Mark-to-
				market Gains		market Gains
	Maturity	Notional		(Losses)	Notional	(Losses)
				(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	2017	US$	202	(Php2,681)		US$	222	(Php2,090)
	2012		–	–			100	(834)
	2012		–	–		60(1)		356
				(2,681)				(2,568)

Digitel Group
Interest rate swaps	2017		57	(191)			69	(234)

Spi Group
Forward foreign exchange contracts	2012		–	–			57	10
	2013		–	–			(4)	(1)

				–				9

Cash flow hedges:
ePLDT Group
Equity forward sale contract	2013	211 shares		(348)			–	–

Net liabilities				(Php3,220)				(Php2,793)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement matured in 2012.

	2012	2011
	(in million pesos)
Presented as:
Current assets	–	366
Noncurrent liabilities	(2,802)	(2,235)
Current liabilities	(418)	(924)
Net liabilities	(3,220)	(2,793)

Movements of mark-to-market losses for the years ended December 31, 2012 and 2011 are summarized as follows:

	2012	2011
	(in million pesos)
Net mark-to-market losses at beginning of the year	(2,793)	(3,421)
Settlements, accretions and conversions	785	304
Effective portion recognized in the profit or loss for the cash flow hedges	418	–
Net gains on cash flow hedges charged to other comprehensive income	92	14
Discontinued operations (Note 2)	(61)	–
Gains (losses) on derivative financial instruments	(1,661)	560
Business combinations (Note 13)	–	(250)

Net mark-to-market losses at end of the year	(3,220)	(2,793)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
		(As Adjusted – Note 2)
	(in million pesos)
Gains (losses) on derivative financial instruments (Note 4)	(1,661)	560	(1,307)
Hedge cost	(320)	(363)	(434)

Net gains (losses) on derivative financial instruments	(1,981)	197	(1,741)
Discontinued operations (Notes 2 and 4)	(28)	4	–
Net gains (losses) on derivative financial instruments from continuing operations (Note 4)	(2,009)	201	(1,741)

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Currency Swaps

PLDT has entered into long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php49.85 for the year ended December 31, 2012 and Php50.45 for the year ended December 31, 2011. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% per annum for the year ended December 31, 2012 and 3.04% per annum for the year ended December 31, 2011. The long-term currency swaps that we entered to hedge the 2012 fixed rate notes with notional amount of US$100 million matured on May 15, 2012, with total cash settlement of Php941 million. The mark-to-market losses of the 2017 swaps with a notional amount of US$202 million amounted to Php2,681 million for the year ended December 31, 2012, and the mark-to-market losses of the 2012 and 2017 swaps with notional amounts of US$100 million and US$222 million amounted to Php834 million and Php2,090 million for the year ended December 31, 2011, respectively.

On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate notional amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only-currency swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cash flows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average fixed rate of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php356 million as at December 31, 2011. These overlay swaps matured on May 15, 2012, where PLDT received proceeds amounting to Php565 million.

On various dates from August to November 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php256 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$202 million as at December 31, 2012.

Short-term Currency Swaps

On various dates from September to November 2012, PLDT also entered into short-term currency swap contracts to generate short-term peso liquidity while preserving U.S. dollar receipts for purposes of enhancing yields on our excess funds. The total swaps amounted to US$116 million with the U.S. dollar forward purchase leg booked at an average exchange rate of Php41.47 resulting to total mark-to-market losses of Php25 million as at December 31, 2012. The spot leg of these swaps were sold at an average exchange rate of Php41.45. There were no outstanding short-term currency swaps as at December 31, 2012 and 2011.

Digitel Group

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposures on the US$59.2 million U.S. dollar Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amounts under this agreement amounted to US$31 million and US$37 million as at December 31, 2012 and 2011, respectively. The mark-to-market losses amounted to Php102 million and Php125 million as at December 31, 2012 and 2011, respectively.

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposures on the US$51.2 million U.S. dollar Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amounts under this agreement amounted to US$26 million and US$32 million as at December 31, 2012 and 2011, respectively. The mark-to-market losses amounted to Php89 million and Php109 million as at December 31, 2012 and 2011, respectively.

ePLDT Group

On July 10, 2012, ePLDT entered into an equity forward sale contract amounting to Php4,310 million in order to hedge its exposure to the volatility of the share price of Philweb when it sold its investment in 398 million common shares of Philweb at a certain price in four tranches, which is expected to complete in 2013. The first and second tranches were transacted on July 13, 2012 and October 22, 2012, respectively. Each tranche was for 93.5 million common shares and for a total purchase price of Php1 billion each. The third tranche will be paid on June 13, 2013 for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the third tranche. The fourth tranche will be paid on December 13, 2013 for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the fourth tranche. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations and Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment of ePLDT in Philweb. The mark-to-market losses recognized in the profit or loss at the inception of this contract amounted to Php727 million. The gains and losses from the inception of this contract will be recognized in cumulative translation adjustments and are expected to be realized in profit or loss upon occurrence of each tranche. The mark-to-market loss transferred from cumulative translation adjustment to profit or loss in relation with the first and second tranches amounted to Php387 million and was recognized as a reduction on the gain of sale of Philweb shares presented as part of other income in our consolidated income statements. The mark-to-market losses as at December 31, 2012 for the remaining two tranches amounted to Php348 million, with Php44 million recognized in cumulative translation adjustments, Php727 million recognized in profit or loss, representing losses at the inception of the contract, and Php3 million recognized in profit or loss, representing the ineffective portion of the loss in the fair value of the contract as at December 31, 2012.

SPi Group

In February and March 2011, Spi CRM and Spi entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of monthly dollar denominated revenues and peso denominated expenses, respectively, maturing March 2011 up to October 2012. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues and monthly peso expenses hedged.

On December 6, 2011, Spi CRM changed its functional currency from Philippine peso to U.S. dollar resulting for all its outstanding hedges to become ineffective starting from that date and mark-to-market gains and losses thereafter are recognized in profit or loss. The mark-to-market gains of Spi CRM and Spi’s outstanding forward exchange contracts that were designated as hedges with notional amounts of US$24 million and US$29 million, respectively, amounted to Php9 million as at December 31, 2011. In January 2012, Spi CRM pre-terminated all outstanding ineffective hedges.

In March 2012, Spi CRM entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of its monthly peso denominated expenses maturing from June 29, 2012 to December 26, 2013. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly peso expenses hedged.

The mark-to-market gains of Spi CRM and Spi’s outstanding forward exchange contracts that were designated as hedges and presented as part of derivative financial liabilities under liabilities directly associated with assets classified as held-for-sale with notional amounts of US$29 million and US$26 million, respectively, amounted to Php61 million as at December 31, 2012. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial liabilities are not reviewed in a timely manner and that our working capital requirements and planned capital expenditures are not met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

We have undrawn credit facilities amounting to Php3,633 million as at December 31, 2012 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php37,161 million and Php574 million, respectively, as at December 31, 2012. See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2012 and 2011:

		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2012
Loans and receivables:	70,437	69,158	686	453	140
Advances and other noncurrent assets	8,989	7,915	686	248	140
Cash equivalents	31,550	31,550	–	–	–
Short-term investments	24	24	–	–	–
Investment in debt securities and other long-term investments	205	–	–	205	–
Retail subscribers	10,568	10,568	–	–	–
Corporate subscribers	8,100	8,100	–	–	–
Foreign administrations	4,960	4,960	–	–	–
Domestic carriers	1,707	1,707	–	–	–
Dealers, agents and others	4,334	4,334	–	–	–
HTM investments:	150	150	–	–	–
Investment in debt securities and other long-term investments	150	150	–	–	–
Financial instruments at FVPL:	550	550	–	–	–
Short-term investments	550	550	–	–	–
Available-for-sale financial investments	5,651	–	–	–	5,651
Total	76,788	69,858	686	453	5,791

December 31, 2011
Loans and receivables:	73,626	72,479	899	201	47
Advances and other noncurrent assets	1,165	18	899	201	47
Cash equivalents	41,420	41,420	–	–	–
Short-term investments	24	24	–	–	–
Retail subscribers	11,302	11,302	–	–	–
Corporate subscribers	9,200	9,200	–	–	–
Foreign administrations	4,961	4,961	–	–	–
Domestic carriers	1,323	1,323	–	–	–
Dealers, agents and others	4,231	4,231	–	–	–
HTM investments:	508	358	150	–	–
Investment in debt securities and other long-term investments	508	358	150	–	–
Financial instruments at FVPL:	534	534	–	–	–
Short-term investments	534	534	–	–	–
Available-for-sale financial investments	7,181	–	–	–	7,181
Total	81,849	73,371	1,049	201	7,228

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2012 and 2011:

	Payments Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2012
Debt(1):	144,467	3,981	56,353	48,417	35,716
Principal	117,115	3,641	41,469	42,492	29,513
Interest	27,352	340	14,884	5,925	6,203
Lease obligations:	13,655	7,059	3,641	1,832	1,123
Operating lease	13,634	7,057	3,623	1,831	1,123
Finance lease	21	2	18	1	–
Unconditional purchase obligations(2)	413	167	246	–	–
Other obligations:	106,779	81,730	12,505	10,515	2,029
Derivative financial liabilities(3):	3,507	418	871	2,218	–
Long-term currency swap	2,968	–	770	2,198	–
Equity forward sale contract	348	348	–	–	–
Interest rate swap	191	70	101	20	–
Various trade and other obligations:	103,272	81,312	11,634	8,297	2,029
Suppliers and contractors	45,331	26,128	10,942	8,261	–
Utilities and related expenses	31,305	31,098	202	5	–
Liability from redemption of preferred shares	7,884	7,884	–	–	–
Employee benefits	6,775	6,775	–	–	–
Customers’ deposits	2,529	–	469	31	2,029
Carriers	2,007	2,007	–	–	–
Dividends	827	827	–	–	–
Others	6,614	6,593	21	–	–

Total contractual obligations	265,314	92,937	72,745	60,764	38,868

December 31, 2011
Debt(1):	142,271	16,378	62,213	39,476	24,204
Principal	119,410	15,348	48,141	33,971	21,950
Interest	22,861	1,030	14,072	5,505	2,254
Lease obligations:	17,826	6,352	5,324	2,998	3,152
Operating lease	17,810	6,349	5,317	2,992	3,152
Finance lease	16	3	7	6	–
Unconditional purchase obligations(2)	674	279	263	132	–
Other obligations:	91,828	66,223	14,976	7,072	3,557
Derivative financial liabilities(3):	3,789	589	1,026	701	1,473
Long-term currency swap	3,552	500	907	673	1,472
Interest rate swap	237	89	119	28	1
Various trade and other obligations:	88,039	65,634	13,950	6,371	2,084
Suppliers and contractors	45,604	25,476	13,761	6,367	–
Utilities and related expenses	23,839	23,834	5	–	–
Employee benefits	4,452	4,452	–	–	–
Dividends	2,583	2,583	–	–	–
Customers’ deposits	2,272	–	184	4	2,084
Carriers	1,642	1,642	–	–	–
Others	7,647	7,647	–	–	–

Total contractual obligations	252,599	89,232	82,776	49,678	30,913

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2012 and 2011 are as follows:

	2012	2011
	(in million pesos)
Within one year	7,136	6,423
After one year but not more than five years	5,375	8,235
More than five years	1,123	3,152
	13,634	17,810

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php413 million and Php674 million as at December 31, 2012 and 2011, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php103,272 million and Php88,039 million as at December 31, 2012 and 2011, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of undrawn credit facilities, amounted to Php3,633 million and Php913 million as at December 31, 2012 and 2011, respectively. These commitments will expire within one year.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instruments will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2012 and 2011:

	2012		2011
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
		(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	5	205	–	–
Advances and other noncurrent assets	1	28	2	83
Total noncurrent financial assets	6	233	2	83

Current Financial Assets
Cash and cash equivalents	128	5,267	165	7,248
Short-term investments	14	562	12	540
Trade and other receivables – net	179	7,360	215	9,445
Derivative financial assets	–	–	8	366
Total current financial assets	321	13,189	400	17,599

Total Financial Assets	327	13,422	402	17,682

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,058	43,442	906	39,806
Derivative financial liabilities	68	2,802	51	2,235

Total noncurrent financial liabilities	1,126	46,244	957	42,041

Current Financial Liabilities
Accounts payable	165	6,762	198	8,688
Accrued expenses and other current liabilities	166	6,832	129	5,677
Current portion of interest-bearing financial liabilities	221	9,065	349	15,328
Derivative financial liabilities	2	70	21	924
Total current financial liabilities	554	22,729	697	30,617

Total Financial Liabilities	1,680	68,973	1,654	72,658

(1)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php41.08 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2012.

(2)	The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2011.

As at March 4, 2013, the Philippine peso-U.S. dollar exchange rate was Php40.78 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php406 million as at December 31, 2012.

Approximately 45% and 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2012 and 2011, respectively. Consolidated foreign currency-denominated debt decreased to Php52,298 million as at December 31, 2012 from Php54,877 million as at December 31, 2011. See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$202 million and US$262 million as at December 31, 2012 and December 31, 2011, respectively. Consequently, the unhedged portion of our consolidated debt amounts was approximately 38% (or 33%, net of our consolidated U.S. dollar cash balances) and 37% (or 30%, net of our consolidated U.S. dollar cash balances) as at December 31, 2012 and 2011, respectively.

Approximately, 27% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2012 as compared with approximately 30% each for the years ended December 31, 2011 and 2010. Our consolidated expenses denominated in U.S. dollars and/or linked to U.S. dollars was approximately 16% for the year ended December 31, 2012 as compared with approximately 17% to 19% for the years ended December 31, 2011 and 2010, respectively. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, our cash flow from operations in terms of Philippine peso.

The Philippine peso had appreciated by 6.47% against the U.S. dollar to Php41.08 to US$1.00 as at December 31, 2012 from Php43.92 to US$1.00 as at December 31, 2011. As at December 31, 2011, the Philippine peso had depreciated by 0.25% against the U.S. dollar to Php43.92 to US$1.00 from Php43.81 to US$1.00 as at December 31, 2010. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php3,282 million and Php1,850 million for the years ended December 31, 2012 and 2011, respectively, while we recognized net consolidated foreign exchange losses of Php735 million for the year ended December 31, 2011. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until our next reporting date of March 31, 2013. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1.16% as compared to the exchange rate of Php41.08 to US$1.00 as at December 31, 2012. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1.16% as at December 31, 2012, with all other variables held constant, profit after tax for the year ended 2012 would have been approximately Php380 million higher/lower and our consolidated stockholders’ equity as at year end 2012 would have been approximately Php376 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2012 and 2011. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2012

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	–	–	5	–	5	205	–	205	5	219
Interest rate	–	–	–	4.0000%	–	–	–	–	–	–	–
Philippine Peso	4	–	–	–	–	4	150	–	150	4	154
Interest rate	7.0000%		–		–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	37	–	–	–	–	37	1,529	–	1,529	37	1,529
Interest rate	0.0100% to 0.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	84	–	–	–	–	84	3,445	–	3,445	84	3,445
Interest rate	0.1000% to 3.0000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	4	–	–	–	–	4	161	–	161	4	161
Interest rate	0.0100% to 0.7500%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	74	–	–	–	–	74	3,062	–	3,062	74	3,062
Interest rate	0.2500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	694	–	–	–	–	694	28,488	–	28,488	694	28,488
Interest rate	1.1250% to 5.0000%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	14	–	–	–	–	14	557	–	557	14	557
Interest rate	9.1730%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	17	–	17	–	17
Interest rate	3.0000%	–	–	–	–	–	–	–	–	–	–
	911	–	–	5	–	916	37,614	–	37,614	916	37,632

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	–	–	234	–	234	9,623	79	9,544	283	11,644
Interest rate	–	–	–	8.3500%	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	5	337	23	32	9	406	16,674	1,143	15,531	410	16,843
Interest rate	3.7900%	1.9000% to 3.9550%	1.9000% to 3.9550%	1.9000% to 3.9550%	3.9550%	–	–	–	–	–	–
Philippine Peso	–	35	132	522	686	1,375	56,469	45	56,424	1,475	60,576
Interest rate	–	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	27	312	127	175	23	664	27,278	55	27,223	664	27,278
Interest rate	0.4000% to 0.5000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	1.8000% over LIBOR	–	–	–	–	–	–
Philippine Peso	55	45	–	72	–	172	7,071	1	7,070	172	7,071
Interest rate	PHP PDST-F + 0.3000%	PHP PDST-F + 0.3000%	–	BSP overnight rate + 30 bps to 50 bps	–	–	–	–	–	–	–
	87	729	282	1,035	718	2,851	117,115	1,323	115,792	3,004	123,412

As at December 31, 2011

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
Philippine Peso	8	4	–	–	–	12	508	–	508	12	516
Interest rate	6.8750%	7.0000%	–	–	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	14	–	–	–	–	14	626	–	626	14	626
Interest rate	0.0100% to 0.7663%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	66	–	–	–	–	66	2,886	–	2,886	66	2,886
Interest rate	0.0100% to 3.1500%	–	–	–	–	–	–	–	–	–	–
Other Currencies	5	–	–	–	–	5	218	–	218	5	218
Interest rate	0.0100% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	133	–	–	–	–	133	5,824	–	5,824	133	5,824
Interest rate	0.2500% to 1.7000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	810	–	–	–	–	810	35,596	–	35,596	810	35,596
Interest rate	1.0000% to 4.8750%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	12	–	–	–	–	12	540	–	540	12	540
Interest rate	3.1020%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	18	–	18	–	18
Interest rate	3.5000%	–	–	–	–	–	–	–	–	–	–
	1,048	4	–	–	–	1,052	46,216	–	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	–	–	–	234	380	16,691	124	16,567	427	18,740
Interest rate	11.3750%	–	–	–	8.3500%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	–	53	302	28	21	404	17,738	1,900	15,838	359	15,770
Interest rate	–	2.9900% to 3.9550%	2.2500% to 3.9550%	2.9900% to 3.9550%	3.9550%	–	–	–	–	–	–
Philippine Peso	121	137	122	590	187	1,157	50,818	38	50,780	1,194	52,454
Interest rate	5.6250% to 6.5708%	5.4692% to 8.4346%	5.4692% to 9.1038%	5.4963% to 9.1038%	5.4963% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	11	242	73	94	58	478	20,996	71	20,925	476	20,925
Interest rate	US$LIBOR + 0.7500%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	–	–	–	–	–	–
		to 1.8500%	to 1.8500%	to 1.8000%	to 1.8000%
Philippine Peso	1	147	20	61	–	229	10,059	3	10,056	229	10,056
Interest rate	PDST-F + 1.3750%	PDST-F + 0.3000%	PDST-F + 0.3000%	BSPovernight rate	–	–	–	–	–	–	–
				+ 30 bps to 50 bps
Short-term Debt
Notes Payable
U.S. Dollar	35	–	–	–	–	35	1,537	–	1,537	35	1,537
	Bank’s
Interest rate	prime rate	–	–	–	–	–	–	–	–	–	–
Philippine Peso	36	–	–	–	–	36	1,572	–	1,572	36	1,572
Interest rate	4.0000%	–	–	–	–	–	–	–	–	–	–
	350	579	517	773	500	2,719	119,411	2,136	117,275	2,756	121,054

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2013. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 10 basis points higher/lower, respectively, as compared to levels as at December 31, 2012. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2012, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2012 would have been approximately Php11 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 10 basis points higher/lower as compared to market levels as at December 31, 2012, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2012 would have been approximately Php28 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at December 31, 2012 and 2011:

	2012			2011
		Collateral and			Collateral and
	Gross Maximum	Other Credit		Gross Maximum	Other Credit
	Exposure	Adjustments	Net Maximum Exposure	Exposure	Adjustments	Net Maximum Exposure
			(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	8,877	12	8,865	1,165	13	1,152
Cash and cash equivalents	37,161	528	36,633	46,057	574	45,483
Short-term investments	24	–	24	24	–	24
Investment in debt securities and other long-term investments	205	–	205	–	–	–
Foreign administrations	4,861	–	4,861	4,762	69	4,693
Retail subscribers	4,079	27	4,052	4,038	63	3,975
Corporate subscribers	1,963	246	1,717	2,708	213	2,495
Domestic carriers	1,601	–	1,601	1,212	–	1,212
Dealers, agents and others	3,875	31	3,844	3,525	28	3,497
HTM investments:
Investment in debt securities and other long-term investments	150	–	150	508	–	508
Available-for-sale financial investments	5,651	–	5,651	7,181	–	7,181
Financial instruments at FVPL:
Short-term investments	550	–	550	534	–	534
Long-term currency swap	–	–	–	356	–	356
Derivatives used for hedging:
Forward foreign exchange contracts	–	–	–	10	–	10
Total	68,997	844	68,153	72,080	960	71,120

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2012 and 2011:

			Neither past due
			nor impaired				Past due but
	Total		Class A(1)		Class B(2)		not impaired		Impaired
	(in million pesos)
December 31, 2012
Loans and receivables:
Advances and other noncurrent assets	8,989	8,848		3		26		112
Cash and cash equivalents	37,161	34,381		2,780		–		–
Short-term investments	24	24		–		–		–
Investment in debt securities and other long-term investments	205	205		–		–		–
Retail subscribers	10,568	967		989		2,123		6,489
Corporate subscribers	8,100	478		540		945		6,137
Foreign administrations	4,960	1,043		923		2,895		99
Domestic carriers	1,707	266		27		1,308		106
Dealers, agents and others	4,334	1,498		1,420		957		459
HTM investments:
Investment in debt securities and other long-term investments	150	150		–		–		–
Available-for-sale financial investments	5,651	159		5,492		–		–
Financial instruments at FVPL(3):
Short-term investments	550	550		–		–		–
Total	82,399	48,569		12,174		8,254		13,402

December 31, 2011
Loans and receivables:
Advances and other noncurrent assets	1,165	1,128		37		–		–
Cash and cash equivalents	46,057	44,885		1,172		–		–
Short-term investments	24	24		–		–		–
Retail subscribers	11,302	1,449		1,050		1,539		7,264
Corporate subscribers	9,200	974		375		1,359		6,492
Foreign administrations	4,961	1,309		1,242		2,211		199
Domestic carriers	1,323	215		24		973		111
Dealers, agents and others	4,231	1,705		1,217		603		706
HTM investments:
Investment in debt securities and other long-term investments	508	508		–		–		–
Available-for-sale financial investments	7,181	150		7,031		–		–
Financial instruments at FVPL(3):
Short-term investments	534	534		–		–		–
Long-term currency swap	356	356		–		–		–
Derivatives used for hedging:
Forward foreign exchange contracts	10	10		–		–		–

Total	86,852	53,247		12,148		6,685		14,772

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2012 and 2011 are as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2012
Loans and receivables:
Advances and other noncurrent assets	8,989	8,851	–	–	26	112
Cash and cash equivalents	37,161	37,161	–	–	–	–
Short-term investments	24	24	–	–	–	–
Investment in debt securities and other long-term investments	205	205	–	–	–	–
Retail subscribers	10,568	1,956	1,363	270	490	6,489
Corporate subscribers	8,100	1,018	351	198	396	6,137
Foreign administrations	4,960	1,966	645	452	1,798	99
Domestic carriers	1,707	293	174	144	990	106
Dealers, agents and others	4,334	2,918	484	15	458	459
HTM investments:
Investment in debt securities and other long-term investments	150	150	–	–	–	–
Available-for-sale financial investments	5,651	5,651	–	–	–	–
Financial instruments at FVPL:
Short-term investments	550	550	–	–	–	–
Total	82,399	60,743	3,017	1,079	4,158	13,402

December 31, 2011
Loans and receivables:
Advances and other noncurrent assets	1,165	1,165	–	–	–	–
Cash and cash equivalents	46,057	46,057	–	–	–	–
Short-term investments	24	24	–	–	–	–
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
HTM investments:
Investment in debt securities and other long-term investments	508	508	–	–	–	–
Available-for-sale financial investments	7,181	7,181	–	–	–	–
Financial instruments at FVPL:
Short-term investments	534	534	–	–	–	–
Long-term currency swap	356	356	–	–	–	–
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	–	–	–	–

Total	86,852	65,395	3,087	1,068	2,530	14,772

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core EPS. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. Under the share buyback program, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share as at December 31, 2012 and 2011. See Note 19 – Equity – Common Stock.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2012 and 2011:

	2012	2011
	(in million pesos)
Long-term debt, including current portion (Note 20)	115,792	114,166
Notes payable (Note 20)	–	3,109

Total consolidated debt	115,792	117,275
Cash and cash equivalents (Note 15)	(37,161)	(46,057)
Short-term investments	(574)	(558)

Net consolidated debt	78,057	70,660

Equity attributable to equity holders of PLDT	149,060	151,833

Net consolidated debt to equity ratio	52%	47%

28.	Cash Flow Information

The table below shows non-cash activities for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
	(in million pesos)
Shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel stockholders	4,401	64,492	–
Put option liability for the mandatory tender offer (Notes 13 and 23)	–	4,940	–
Liability from redemption of preferred shares which consists of the following:
Preferred shares redeemed (Note 19)	4,029	–	–
Unclaimed dividends from stock agent form part of trust account	2,323	–	–
Unpaid dividends for preferred shares redeemed	1,821	–	–
Recognition of asset retirement obligations (Note 21)	290	29	49
Transfer of Meralco shares to Beacon (Note 10)	–	–	15,083